      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM F-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            COMMTOUCH SOFTWARE LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              ISRAEL                               7389                             NOT APPLICABLE
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)               IDENTIFICATION NO.)

                              10 TECHNOLOGY AVENUE
                            EIN VERED 40696, ISRAEL
                               011-972-9-796-1053
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                          C/O COMMTOUCH SOFTWARE INC.
                   JAMES E. COLLINS, CHIEF FINANCIAL OFFICER
                         3945 FREEDOM CIRCLE, SUITE 730
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 653-4330
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------
                                   COPIES TO:

       LIOR O. NUCHI               AARON M. LAMPERT             ROBERT P. LATTA             BARRY P. LEVENFELD
        DAWN L. JUDD                 AMIR ENGLER                CHRIS F. FENNELL          SHERYL SILVER OCHAYON
   IRENE SONG SHARKANSKY              NASCHITZ,              CHRISTIAN E. MONTEGUT          YIGAL ARNON & CO.
      JASON J. TAYLOR               BRANDES & CO.            PRIYA CHERIAN HUSKINS        3 DANIEL FRISCH STREET
       ORIT H. REGWAN               5 TUVAL STREET               WILSON SONSINI           TEL AVIV 64731, ISRAEL
     MCCUTCHEN, DOYLE,          TEL AVIV 67897 ISRAEL          GOODRICH & ROSATI
    BROWN & ENERSEN, LLP                                       650 PAGE MILL ROAD
     3150 PORTER DRIVE                                        PALO ALTO, CA 94304
    PALO ALTO, CA 94304

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF SECURITIES                    AGGREGATE               AMOUNT OF
                    BEING REGISTERED                        OFFERING PRICE(1)        REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
ordinary shares, NIS 0.05 nominal value per share.......       $60,000,000              $16,680.00
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 14, 1999

COMMTOUCH SOFTWARE LTD.

ORDINARY SHARES                                                           (LOGO)

$   PER SHARE

--------------------------------------------------------------------------------

- CommTouch Software Ltd. is offering                of its ordinary shares.

- We anticipate that the initial public offering price will be between
  $          and $          per share.
- This is our initial public offering and no public market currently exists for our shares.

- Proposed trading symbol: Nasdaq National Market -- CTCH.

                 ---------------------------------------------
THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

--------------------------------------------------------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public Offering Price.......................................    $         $
Underwriting Discounts and Commissions......................    $         $
Proceeds to CommTouch.......................................    $         $

--------------------------------------------------------------------------------

The underwriters have a 30 day option to purchase up to        additional
ordinary shares from us to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Israel Securities Authority has granted CommTouch an exemption from the obligation to publish an Israeli prospectus relating to this offering. This exemption shall not be construed as a determination that this prospectus is truthful or complete or as an expression of opinion as to the securities offered.

U.S. Bancorp Piper Jaffray
                             Prudential Securities
                                                         Warburg Dillon Read LLC
               THE DATE OF THIS PROSPECTUS IS             , 1999.

We have the following registered trademarks: COMMTOUCH (registered in the U.S.); PRONTO (U.S. and South Korea); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan); and PRONTO MAIL (Japan and New Zealand). We also have the following pending trademark applications: ZAPZONE NETWORK, ZZN (U.S., Israel and other countries); and PRONTO (Canada, Mexico, European Community and India). This prospectus also includes trademarks, trade names and service marks of other companies, each of which belongs to its holder.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, ORDINARY SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR ORDINARY SHARES.

IN THIS PROSPECTUS, THE "COMPANY," "COMMTOUCH," "WE," "US," AND "OUR" REFER COLLECTIVELY TO COMMTOUCH SOFTWARE LTD., AN ISRAELI COMPANY, AND ITS UNITED STATES SUBSIDIARY, COMMTOUCH SOFTWARE INC. (UNLESS THE CONTEXT OTHERWISE REQUIRES). ALL REFERENCES TO "DOLLARS" OR "$" IN THIS PROSPECTUS ARE TO UNITED STATES DOLLARS AND ALL REFERENCES TO "NIS" ARE TO NEW ISRAELI SHEKELS.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Consolidated Financial Information.................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   31
Management..................................................   48
Certain Transactions........................................   56
Principal Shareholders......................................   59
Description of Share Capital................................   61
Shares Eligible for Future Sale.............................   65
U.S. Tax Considerations Regarding Ordinary Shares Acquired
  by U.S. Taxpayers.........................................   67
Israeli Taxation and Investment Programs....................   71
Conditions In Israel........................................   76
Underwriting................................................   78
Legal Matters...............................................   79
Experts.....................................................   79
ISA Exemption...............................................   80
Where You Can Find More Information.........................   80
Enforceability of Civil Liabilities.........................   80
Index to Consolidated Financial Statements..................  F-1

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider in making an investment. Therefore, you should also read the more detailed information set out in this prospectus, including the Consolidated Financial Statements and the Notes thereto.

COMMTOUCH

We are a leading global provider of outsourced email and messaging solutions. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of business partners, including Web-based companies, small websites and businesses worldwide. For Web-based companies, we provide a full-featured, branded Web-based email service that enhances online presence, promotes website "stickiness" and creates the opportunity to generate additional advertising and direct e-marketing revenues. For small sites and homepages that want to offer co-branded email services to their users, we provide free turnkey Web-based email. For businesses, we provide email and communication services to employees and online customers, thereby increasing communication, brand awareness and revenue opportunities.

Email is one of the most widely used applications on the Internet and has become a primary platform for business and personal communication. International Data Corporation, or IDC, projects that global Internet email traffic will increase from 1.2 billion messages per day in 1997 to 8.0 billion messages per day in 2002. Further, Web-based email, which is email accessed over the Internet using a browser program, is one of the fastest growing categories of email. With the dramatic growth of international Internet usage, Web-based companies, small websites and businesses worldwide are seeking to differentiate themselves online.

We have been providing our Web-based email and messaging solutions since January 1998. As of April 15, 1999, we had over 90 business partners offering our Web-based email from their sites. Our business partners include Excite, LookSmart, FortuneCity, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we host approximately 4.4 million emailboxes. In November 1998, we launched our ZapZone Network service, which enables small sites to provide email to their end users. As of April 15, 1999, we had registered approximately 59,000 sites through the ZapZone Network service, and were hosting approximately 350,000 ZapZone Network emailboxes. Our comprehensive outsourced email and messaging solutions offer the following benefits:

- Rich Email Functionality. Our services are highly customizable, easy to use, and provide a full range of industry-standard functionality, as well as premium communication services.

- High Degree of Scalability and Reliability. We can support hundreds of millions of emailboxes across millions of domains while maintaining a highly reliable service.

- Partner Branding. Our business partners use our proprietary customization tool to make the look and feel of their Web-based email interface consistent with their own brand image.

- Increased Partner Website Stickiness. Our services increase the frequency and duration of users' visits to our partners' websites.

- Rapidly Deployable and Cost-effective Solutions. Our solutions can be quickly implemented and can save our partners the significant costs of developing and maintaining an email service in-house.

- Targeted Direct E-marketing. Our business partners and ecommerce vendors can leverage our services and the demographic information of our end users to conduct one-to-one direct e-marketing and targeted advertising campaigns.

- Extensive Language Capabilities. Our email services are available in 14 languages. Additionally, we can support more than one language on any of our business partners' websites.

OFFICE LOCATION

Our principal executive offices are located at 10 Technology Avenue, Ein Vered 40696, Israel, where our telephone number is 011-972-9-796-3445, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is
(408) 653-4330. Our website addresses are www.commtouch.com, www.zzn.com and www.prontomail.com. The information contained on our websites is not a part of this prospectus.

THE OFFERING

Ordinary shares offered by CommTouch......                   shares

Ordinary shares to be outstanding after
the offering..............................                   shares

Use of Proceeds...........................    Expansion of sales and marketing
                                              activities; capital expenditures;
                                              expansion of research and
                                              development activities; expansion
                                              of international operations;
                                              working capital and other general
                                              corporate purposes. See "Use of
                                              Proceeds."

Proposed Nasdaq National Market Symbol....    CTCH

Except as set forth in the Consolidated Financial Statements included as part of this prospectus and as otherwise specified, all information in this prospectus (including the information set forth above regarding the ordinary shares offered and the ordinary shares to be outstanding after the offering) is based on the number of shares outstanding as of March 31, 1999 and:

     - assumes no exercise of the underwriters' over-allotment option,

     - gives effect to the April 1999 issuance of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals,

     - gives effect to a 20-for-one split of the ordinary shares to be effected prior to the offering,

     - gives effect to the conversion of each of CommTouch's convertible preferred shares into 20 ordinary shares upon the closing of the offering,

and does not include:

     - 694,860 ordinary shares issuable upon exercise of outstanding options under our stock option plans and stock option agreements at a weighted average exercise price of $1.25 per share,

     - 3,642,460 ordinary shares available for future grant or issuance under our stock option plans and

     - 402,820 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.68 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

The following tables set forth our summary consolidated financial data. The information set forth for the three months ended March 31, 1999 is unaudited. You should read the following information together with our Consolidated Financial Statements and the Notes thereto beginning on page F-1 of this prospectus, the information under "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Note 1 of the Notes to our Consolidated Financial Statements for an explanation of the weighted average number of shares used in computing per-share data.

                                                                                                THREE MONTHS
                                                                                                   ENDED
                                                             YEAR ENDED DECEMBER 31,             MARCH 31,
                                                       ------------------------------------   ----------------
                                                          1996         1997         1998       1998     1999
                                                       ----------   ----------   ----------   ------   -------
                                                                                                (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Email services.....................................  $       --   $       --   $      389   $   32   $   346
  Software licenses, maintenance and services........       3,134          899           --       --        --
                                                       ----------   ----------   ----------   ------   -------
         Total revenues..............................       3,134          899          389       32       346
  Operating loss.....................................      (1,237)      (3,405)      (4,025)    (892)   (2,040)
  Net loss...........................................      (1,282)      (3,473)      (4,351)    (919)   (2,311)
  Net loss per share -- basic and diluted............       (0.66)       (2.40)       (3.00)   (0.63)    (1.50)
  Weighted average number of shares -- basic and
    diluted..........................................       1,934        1,450        1,450    1,450     1,546
  Pro forma net loss per share -- basic and diluted
    (unaudited)......................................                            $    (0.78)           $ (0.32)
  Pro forma weighted average number of
    shares -- basic and diluted (unaudited)..........                                 5,594              7,313

The following data is presented:

     - On an actual basis.

     - On a pro forma basis to give effect to (1) the April 1999 issuance of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals and (2) the automatic conversion of all CommTouch's convertible preferred shares, including those issuable under the Convertible Promissory Notes, into 7,109,800 ordinary shares upon the closing of this offering.

     - On a pro forma as adjusted basis to give effect to the sale of ordinary shares in this offering, assuming an initial
       public offering price of $       per share resulting in net cash proceeds
       of approximately $               .

                                                                        MARCH 31, 1999
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------   ---------   -----------
                                                                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $ 3,226    $ 16,331      $
  Working capital...........................................     1,418      14,523
         Total assets.......................................     6,025      19,130
  Long-term liabilities.....................................       560         560
  Shareholders' equity......................................     2,807      15,912

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our ordinary shares. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you could lose part or all of your investment.

RISKS RELATING TO THE COMPANY

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS

We commenced operations in 1991. We began commercially selling Web-based email solutions in 1998 after changing our strategic focus from the sale and service of stand-alone email client software products for mainframe and personal computers. This change required us to adjust our business processes and to restructure CommTouch to become a Web-based email service provider. Therefore, we have a limited operating history upon which you can evaluate our business and prospects and an even more limited history operating our business as it is currently being conducted. An investor in our ordinary shares must consider the risks and difficulties frequently encountered by early stage companies in rapidly evolving markets. These risks include each of the risks identified in this "Risk Factors" section.

WE HAVE A HISTORY OF LOSSES AND MAY NEVER ACHIEVE PROFITABILITY

We incurred net losses of approximately $1.3 million in 1996, $3.5 million in 1997 and $4.4 million in 1998 and $2.3 million in the three months ended March 31, 1999 . As of March 31, 1999, we had an accumulated deficit of approximately $14.0 million. We have not achieved profitability in any period, and we expect to continue to incur net losses for the foreseeable future.

We have invested heavily in technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new service offerings and expanding our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our expenses will continue to increase in absolute dollars. If our revenues do not correspondingly increase, our operating results and financial condition will be negatively affected. We may never attain sufficient revenues to achieve profitability. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.

WE DEPEND ON BROAD MARKET ACCEPTANCE BY END USERS AND BUSINESS PARTNERS FOR WEB-BASED EMAIL SERVICES

Our success will depend on the widespread acceptance and use of Web-based email by our customers as a means to increase the value of their services or as a means of communication. The market for Web-based email services is new and rapidly evolving. We cannot estimate the size or growth rate of the potential market for our service offerings. If the market for Web-based email fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, we do not know whether our service will achieve broad market acceptance. Since we have only recently introduced our services, we do not have sufficient experience to evaluate whether they will achieve broad market acceptance. Also, because all of our revenue is derived directly or indirectly from our Web-based email solutions, we are far more vulnerable to factors that affect that market than we would be if we had more diversified product and service offerings.

WE DEPEND ON OUR BUSINESS PARTNER RELATIONSHIPS, WHICH ARE BASED ON RELATIVELY SHORT TERM, NONEXCLUSIVE AGREEMENTS

Our ability to increase revenues depends upon successful marketing of our services through new and existing business partners. Our agreements with our business partners generally can be terminated for any or for no reason after the first year. The agreements with our business partners are non-exclusive and do not restrict them from introducing competing services. Also, some of our relationships allow termination earlier than one year if we do not provide a specified level of service. Loss of one or a few key business partners to a competitive solution could damage our reputation and hurt our ability to develop new relationships. This could prevent new relationships with business partners as well as with marketing partners. If we fail to develop new relationships or if our business partners terminate or do not renew their contracts with us, our business will suffer, as we will lose potential revenue from the lost business partners and from their underlying base of email users. One of our business partners, Talk City, accounts for 20 percent of the emailboxes we currently host. Another business partner, Excite, accounted for 54 percent of our revenues in 1998.

OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

As a result of our limited operating history, and the emerging nature of the Web-based email market and the recent introduction of our services, we cannot accurately forecast our future revenues. Our revenues and operating results have varied widely in the past and we expect them to fluctuate in the future. In addition, our operating results may not follow any past trends. A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results. Other factors which may cause such fluctuations include:

- the size, timing and fulfillment of orders for our email services;

- our mix of service offerings;

- service pricing; and

- effectiveness of our customer support.

Because of these factors, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. In this event, the price of our ordinary shares is likely to decline. Despite this uncertainty regarding our future revenues and operating results, we typically make decisions regarding operating expenses based on anticipated revenue trends. Significant portions of these expenses are fixed in the short term. Thus, if our revenue expectations are wrong, our operating results will suffer.

IF WE DO NOT COMPETE SUCCESSFULLY, OUR OPERATING RESULTS AND BUSINESS WILL
SUFFER

The market for Web-based email services is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, reduced operating margins and loss of market share, any of which could cause our business to suffer. Many of our current and potential competitors have longer operating histories, larger end user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. These competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies. In addition to competing with companies that develop and maintain in-house solutions, we compete with email service providers, such as USA.NET, Mail.com and Critical Path, and email software companies, such as Microsoft, Software.com, Inc. and Lotus Development Corporation. Microsoft currently offers free Web-based email through its Hotmail website and has a dominant market share. In addition, Internet service providers, such as AOL (and its subsidiary, Netscape), provide Web-based email services to a large number of end users.

Some of our competitors provide a variety of Web-oriented services, such as Internet access, browser software, homepage design and hosting, in addition to email. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us in accessing customers, meeting customer needs and minimizing the effect that performance of a single product will have on their business. Some of our competitors may offer services at or below cost. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services.

IF WE FAIL TO EXPAND OUR SALES AND MARKETING ACTIVITIES, WE MAY BE UNABLE TO EXPAND OUR BUSINESS

Our ability to increase our revenues will depend on our ability to successfully expand our sales and marketing organization. The complexity of our Internet messaging services and the emerging nature of the Web-based email market require highly trained sales and marketing personnel to educate prospective business partners regarding the use and benefits of our services. The majority of our sales and marketing personnel have only recently joined CommTouch and have limited experience working together. Our Vice President, Marketing has only worked with us since March 1999. It will take time for these employees to learn how to market our solutions and to be integrated into our sales organization. Some of them may not succeed in making this transition. Additionally, we are beginning to roll out a significant number of services that we have no experience marketing and will rely on these services to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against the bigger and more experienced sales and marketing organizations of our competitors. Also, we rely to some extent on our business partners to market our email and messaging solutions to their end users. These business partners often have no experience marketing these types of services. In addition, even though our business partners can earn revenues from successfully helping us market our services, and are contractually obligated to provide some marketing effort, it will be difficult for us to control that effort.

OUR FAILURE TO SUCCESSFULLY MANAGE GROWTH COULD CAUSE OUR BUSINESS TO SUFFER

We recently began to expand our operations rapidly and intend to continue this expansion. The number of our employees increased from 36 on June 30, 1998 to 45 on December 31, 1998 and to 62 on March 31, 1999. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems, procedures and controls.

OUR FAILURE TO CONTINUE TO EXECUTE OUR INTERNATIONAL STRATEGY COULD CAUSE OUR BUSINESS TO SUFFER

We provide our email services in the United States and internationally. We received approximately 40% of our total revenues in 1997 and approximately 72% of our total revenues in 1998 from customers or business partners located outside of North America. We maintain offices in the U.S. and Israel to market and sell our products in those countries and surrounding regions. We plan to establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our investment in establishing facilities in other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products, and in marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks, including, but not limited to:

     - the impact of recessions in economies outside the U.S.;

     - greater difficulty in accounts receivable collection, and longer collection periods;

     - changes in regulatory requirements;

     - difficulties and costs of staffing and managing foreign operations;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse tax consequences; and

     - political and economic instability.

Some of our international revenues are denominated in local currencies. We do not currently engage in currency hedging activities. Although to date exposure to currency fluctuations has been insignificant, future fluctuations in currency exchange rates may negatively affect revenues from international sales. While most of our revenues and a majority of our expenses are denominated in dollars, a significant portion of our research and development expenses are incurred in NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the NIS.

WE DEPEND ON A FEW KEY EMPLOYEES

Our success depends on the skills, experience and performance of our senior management and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer, Isabel Maxwell, the President of our subsidiary, and Amir Lev, our Chief Technical Officer, could materially and adversely affect our business. We do not have long-term employment agreements with any of our senior management or other key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

WE MUST RECRUIT AND RETAIN QUALIFIED EMPLOYEES

Our success depends on our ability to recruit, retain and motivate highly skilled sales and marketing, technical and managerial personnel. Competition for these people is intense, particularly in Silicon Valley and Israel, and we may not be able to successfully recruit, train or retain qualified personnel.

WE MAY FAIL TO EXPLOIT OUR POTENTIAL REVENUE STREAMS

Our business plan calls for us to increase our business partner and end user base, to successfully exploit existing sources of revenue and to create new sources of revenue. From the date we launched our Web-based email services business in January 1998 through December 1998, we have generated approximately 60.5% of our revenues from service fees, approximately 21.0 percent of our revenues from sharing advertising revenues with our business partners and the remaining 18.5 percent from set-up and installation fees. Our other planned revenue streams, including premium services and direct e-marketing services, which were launched in 1999, have not yet generated any revenue. We are subject to several constraints which may limit our ability to generate revenues from our business partners and our end user base, including:

- Infrequency of emailbox usage. Our ability to generate revenues from advertising and direct marketing will depend upon the extent to which end users utilize our email services. We believe that on an ongoing basis many of our end users will not regularly use their emailboxes, and a significant number will cease using our service each month. We may fail to add enough new end users to compensate for this anticipated loss. Accordingly, though we indicate throughout this prospectus that we host approximately 4.4 million emailboxes, we believe that not all of these emailboxes are actively used, and even those that are currently actively used may not be actively used in the future. Also, approximately 1.1 million of the emailboxes we host were established under a program in which one of our business partners issued emailboxes to all of its users on an unsolicited basis, rather than having the end users register for emailboxes. The users to whom these emailboxes have been issued may not be as likely to use their emailbox as other users who have themselves actively requested an emailbox. Accordingly, the figure 4.4 million emailboxes does not necessarily reflect the number of emailboxes from which we will be able to generate revenues.

- Inability to market premium services. We plan to generate revenues directly from emailbox users by selling them our premium services. End users have traditionally been reluctant to pay for services provided over the Internet, especially when similar or competing services are offered at no cost. Certain of our premium services are offered by our competitors at no cost. To date, we have not marketed these services and have generated no revenue from them.

- Failure of online advertising market to develop. Even if Web-based email proves to be popular with consumers, we will still need large numbers of advertisers to purchase advertising space on our business partners' websites. Because we, and our business partners, have only recently begun to offer online advertising, our potential advertisers have little or no experience with this medium. We do not yet have enough experience to demonstrate the effectiveness of this form of advertising. As a result, those advertisers willing to try online advertising are likely to allocate only a limited portion of their advertising budgets to online advertising. If early advertisers do not find online advertising to be effective for promoting their products and services, the market for online advertising will be unlikely to develop. Recent reports have indicated that prices for banner advertisements on the Internet have begun to fall, in part because of diminishing "click" or response rates. Advertisers have also begun to request "cost per click" pricing arrangements rather than "cost per thousand" arrangements, which effectively lowers advertising rates. In addition, inexpensive software programs are available which limit or prevent the delivery of advertising to a user's computer. The widespread adoption of this software would materially and adversely affect the commercial viability of online advertising, and of our business.

- Potential inaccuracy of demographic data. Our ability to generate revenues from advertising and direct e-marketing depends upon our ability to provide information to advertisers, marketing firms and other third parties concerning the end users of the emailboxes we host. We have only limited information about our end users and their Internet and email usage. We rely on our end users to provide limited demographic information about themselves, but we have not made any attempt to verify this user data and have no current plans to do so. Furthermore, user information that is accurate when submitted may become obsolete over time, and we may fail to receive updated user information. Also, we currently have no mechanism for reliably updating user information. As a result, our databases may contain inaccurate user information. This could limit the ability of our business partners to successfully target end users for direct marketing and advertising, and could have a material adverse effect on our business and operating results.

- Lack of acceptance of direct e-marketing. Current and potential business partners may not readily adopt online applications of direct marketing. Adoption of online direct e-marketing, particularly by those entities that have historically relied on traditional means of direct marketing, requires the broad acceptance of a new approach to direct marketing. As with online advertising and other new markets, intensive marketing and sales efforts may be necessary to educate prospective business partners regarding the uses and benefits of our services. Enterprises that have already invested substantial resources in other methods of conducting business may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems.

  Additionally, this source of revenue depends on emailbox users choosing to receive direct e-marketing messages. We have no basis for determining that a significant number of users will want to receive such messages. There is significant current public sentiment that electronic "junk mail" is undesirable. Users may view these direct e-marketing messages as junk mail. If a significant number of users do not elect to receive direct marketing messages, we will fail to derive meaningful revenues from this potential revenue stream.

UNPLANNED SYSTEM INTERRUPTIONS AND CAPACITY CONSTRAINTS COULD HARM OUR BUSINESS

Our ability to successfully receive and send our end users' email messages and provide acceptable levels of service largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems and those of our outsourced hosting service. In the past, we have experienced some interruptions in our email service. We believe that these interruptions will continue to occur from time to time. These interruptions may be due to hardware failures, unsolicited bulk email (also known as "spam"), operating system failures, inadequate Internet infrastructure capacity, and other mechanical and human causes. We expect to experience occasional, temporary capacity constraints due to sharply increased traffic, which may cause unanticipated system disruptions, slower response times, impaired quality and degradation in levels of customer service. If we experience frequent or long system interruptions that reduce our ability to provide email services, we may have fewer users of our email services. In addition, we have entered into service agreements with some of our business partners that require minimum performance standards. If we fail to meet these standards, our business partners could terminate their relationships with us.

We must continue to expand and adapt our network infrastructure to changing requirements and increasing numbers of end users. The expansion and adaptation of our network infrastructure will require substantial financial, operational and managerial resources. The ability of our network to continue to connect and manage an expanding number of partners, end users and messages at high transmission speeds is unproven and uncertain. We face risks related to our network's ability to operate with higher use levels while maintaining expected performance levels.

IF WE FAIL TO RESPOND TO RAPID TECHNOLOGICAL CHANGE, OUR BUSINESS WILL SUFFER

The Internet messaging industry is characterized by rapid technological change, changes in end user requirements and preferences, and the emergence of new industry standards and practices that could render our existing services and proprietary technology obsolete. Our success depends, in part, on our ability to continually enhance our existing email and messaging services and to develop new services, functions and technology that address the increasingly sophisticated and varied needs of our prospective business partners. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt our services to business partner or end user requirements or emerging industry standards. Also, in addition to addressing changing technologies and end user needs, we must also do so more quickly than our competition.

OUR SERVICES MAY BE ADVERSELY AFFECTED BY SOFTWARE DEFECTS

Our service offerings depend on complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that, despite testing by us, defects may exist in the software we use. These defects could cause service interruptions that could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer. Some of our services are based on software provided by third parties. We have no control over the quality of such software.

WE MAY NOT BE SUCCESSFUL IN BUILDING OUR BRAND AND ATTEMPTING TO DO SO WILL BE VERY COSTLY

We believe that a strong brand identity will be important if we are to increase both revenue and end user traffic on our sites. We intend to use a portion of the proceeds of the offering to substantially increase our marketing efforts to build the CommTouch brand. We do not have experience with some of the types of marketing that we are contemplating. Failure to build our brand could have an adverse effect on our business and operating results.

MANY OF OUR BUSINESS PARTNERS ARE EMERGING INTERNET COMPANIES

Many of our business partners have limited operating histories, are operating at a loss, and have limited access to capital. Many of these businesses could fail, and as a result we may lose market opportunities with respect to their end users, or those businesses could represent credit risks.

IF OUR SYSTEM SECURITY IS BREACHED, OUR BUSINESS COULD SUFFER

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our business partners. Despite our implementation of third party encryption technology and network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be liable to our business partners and their end users for any breach in our security. Also, such a breach could harm our reputation and consequently our business. We may also be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. Our failure to prevent security breaches could have a material adverse effect on our business and operating results. To our knowledge, we have not experienced a security breach of our system.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS OR TO AVOID OTHERS SUCCESSFULLY CLAIMING THAT WE INFRINGE THEIRS

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and business partners to protect our proprietary rights. Although we have not filed any patent applications, we may seek to patent certain software or other technology in the future. Any such future patent applications may not be issued with the scope of the claims we seek, or at all.

Despite our precautions, unauthorized third parties may copy certain portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. End user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. We have received several complaints about ZapZone Network service webmasters' registered email service names, as described below, and we have referred these complainants directly to the ZapZone Network service subscribers who are allegedly engaging in the infringing activities. We cannot be certain that our software does not infringe issued patents that may relate to our software products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products.

We may be subject to legal proceedings and claims regarding intellectual property rights from time to time in the ordinary course of our business. Such proceedings may involve claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or claims by us to protect our proprietary rights. Any intellectual property litigation, regardless of whether we ultimately prevail, would likely be expensive and time-consuming and could divert management's attention away from running our business. If we were to lose any such dispute, we could be subject to substantial liabilities. We could also be prevented from using technology that we rely upon or be forced to license such technology. Such licenses may not be available on acceptable terms or at all. Even if available, such licenses could result in significant expenses that could harm our operating results. If such licenses are not available, we would have to develop the technology ourselves, which could be expensive and cause interruption in the provision of our services.

Our ZapZone Network service allows webmasters to select the email service name of their choice (although we reserve the right to eliminate their account or to change their email service name). There is, therefore, the possibility that they will select email service names that may infringe the rights of others. ZapZone Network service's placement of ZapZone Network service icons and advertisements on ZapZone Network service webmasters' web pages may contribute to our perceived liability for any allegedly infringing acts. We do not audit webmasters' email service name choices for compliance with any intellectual property rights of others. We have received complaints from several parties complaining that email service names chosen and registered by ZapZone Network service users are similar or identical to domain names and/or trademarks in which the complainants claim an interest. We responded by referring the complainants to the webmasters who registered those email service names, as it is our policy to do.

WE RELY ON THIRD PARTIES TO PROVIDE TECHNOLOGIES AND COMMUNICATION INFRASTRUCTURE USED IN OUR SOLUTION

We intend to continue to license certain technology from third parties, including our Web server, mail server, database server and encryption technology. We also license technology that enables us to provide some features of our communications functionality. The market is evolving and we may need to license additional technology to remain competitive. We may not be able to license this technology on commercially reasonable terms, or at all. An inability to obtain any of these licenses could delay product and service development until equivalent technology can be identified, licensed or developed internally and integrated. In addition, we may fail to successfully integrate any licensed technology into our services. These third-party licenses may expose us to increased risks of diversion of resources from the development of our own proprietary technology. We also may not be able to generate revenues from new technology sufficient to offset the costs of acquiring these third party technology licenses.

We are also dependent on other companies to supply certain key components of our telecommunications infrastructure and system and network management solutions. This includes telecommunications services and networking equipment that, in the quantities and quality demanded by us, are available only from sole or limited sources. In particular, we currently have almost all of our website and Internet-based mail servers, which are critical components of our solutions, hosted by a single company. That hosting is pursuant to an agreement which may be terminated by either party upon 90 days' written notice. If any of these providers were to discontinue these arrangements, and alternative providers did not quickly emerge or were to increase the cost of providing access, our ability to transmit email or provide any of our services could be reduced.

WE MAY HAVE LIABILITY FOR EMAIL CONTENT AND WE MAY NOT HAVE ADEQUATE LIABILITY INSURANCE

As a provider of email services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by end users, and we could be exposed to liability with respect to this content. Some foreign governments, such as the government of Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. Although we carry general liability insurance, our insurance may not adequately protect us from such claims. Any imposition of liability, particularly liability that is not covered by insurance, or is in excess of insurance coverage, could damage our reputation and hurt our business and operating results, or could result in criminal penalties.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS

There are currently few laws and regulations directly applicable to the Internet and commercial email services. However, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyright, antitrust, distribution and characteristics and quality of products and services. Further, the growth and development of the market for email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. This could decrease the demand for our services and increase our cost of doing business, or otherwise harm our business and operating results.

The Federal Trade Commission is considering regulation regarding the collection and use of personal identifying information obtained from individuals, including children, when accessing websites. Such regulation may include disclosure and privacy provisions, and could reduce our ability to engage in direct marketing.

UNSUCCESSFUL ACQUISITIONS COULD HARM OUR OPERATING RESULTS AND OUR BUSINESS

We may acquire businesses, products and technologies that complement or augment our existing businesses, services and technologies. Integrating any newly acquired businesses or technologies may be expensive and time-consuming, and we may not be able to successfully integrate any acquired business. Such acquisitions, if they involve our issuance of equity, would result in dilution of our existing shareholders' interests in CommTouch.

WE MAY NEED ADDITIONAL CAPITAL AND RAISING ADDITIONAL CAPITAL MAY DILUTE EXISTING SHAREHOLDERS

We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. However, we may be required to raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Such financing may not be available in sufficient amounts or on terms acceptable to us and may cause dilution to existing shareholders. Also, we may raise such additional capital by issuing securities that have superior rights and preferences to our ordinary shares.

WE HAVE NO INTENTION OF PAYING DIVIDENDS

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

IF WE DO NOT ADEQUATELY ADDRESS "YEAR 2000" ISSUES, WE MAY INCUR SIGNIFICANT COSTS AND OUR BUSINESS COULD SUFFER

The "Year 2000" issue is the result of computer programs and embedded hardware systems having been developed using two digits rather than four to define the applicable year. These computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to comply with the Year 2000 requirements. We have preliminarily tested our internally developed software and are in the process of revising it to make it Year 2000 compliant. Many of our business partners maintain their Internet operations on commercially available operating systems that may be impacted by Year 2000 complications. In addition, we rely on third-party vendors for certain software and hardware included within our services, which may not be Year 2000 compliant. Where we are aware that such software or hardware is not Year 2000 compliant, we are working with those vendors to address these issues and to ensure that those systems will be Year 2000 compliant. Failure of our internal computer systems or third-party equipment or software, or of systems maintained by our suppliers, to operate properly with regard to the year 2000 and thereafter, could require us to incur significant unanticipated expenses to remedy any problems and could cause system interruptions and loss of data. Any of these events could harm our reputation, business and operating results. We have not yet developed a comprehensive contingency plan to address the issues that could result from Year 2000 complications.

OUR SHARES HAVE NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND OUR SHARE PRICE MAY BE VOLATILE

Our ordinary shares have not been publicly traded, and an active trading market in our ordinary shares may not develop or be sustained after this offering. CommTouch and the underwriters will determine the initial public offering price. The price at which our ordinary shares will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as:

     - actual or anticipated fluctuations in our results of operations;

     - our failure to meet securities analysts' current and future expectations;

     - announcements of technological innovations;

     - introduction of new services by us or our competitors;

     - developments regarding intellectual property rights;

     - conditions and trends in the Internet and other technology industries, or in the market for securities of Israeli companies generally; and

     - general market conditions.

FUTURE SALES OF OUR ORDINARY SHARES MAY DEPRESS OUR STOCK PRICE

After this offering, we will have         ordinary shares outstanding. All the
shares sold in this offering will be freely tradable. The remaining ordinary shares outstanding after this offering are subject to lockup agreements that prohibit the sale of the shares for 180 days after the date of this
prospectus. Immediately after the 180-day lockup period,         of the ordinary
shares which will be outstanding after the offering will become available for sale. The remaining ordinary shares will become available at various times thereafter upon the expiration of one-year holding periods. Sales of a substantial number of ordinary shares in the public market after this offering or after the expiration of the lockup and holding periods could cause the market price of our ordinary shares to decline.

PURCHASERS OF OUR ORDINARY SHARES WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

The initial public offering price is expected to be substantially higher than the book value per share of our ordinary shares. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in "book," or historical cost accounting, value for our rise in market value, if any. Examples of these elements include the perceived growth prospects of our core commercial market, perceived growth prospects of our Web-based email services and our perceived competitive position within the market for Web-based email services. Purchasers of our ordinary shares in this
offering will experience immediate dilution of $   in the pro forma net tangible
book value per share of ordinary shares, assuming a public offering price of
$     per share. Purchasers will also experience additional dilution upon the exercise of outstanding stock options.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS WILL BE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER US

After this offering, our directors, executive officers and our shareholders who currently own over five percent of our ordinary shares will beneficially own
approximately   percent of our outstanding ordinary shares. If they vote
together, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of CommTouch.

OUR INDUSTRY IS EXPERIENCING CONSOLIDATION

The Internet industry has recently experienced substantial consolidation. For example, AOL has acquired Netscape, Yahoo has agreed to acquire Broadcast.com, At Home has agreed to acquire Excite, and Compaq has agreed to acquire ZIP2. We expect this consolidation to continue. These acquisitions could affect us in a number of ways, including if companies from whom we acquire services are acquired by one of our competitors and stop providing their services to us and if our business partners are acquired by one of our competitors and stop purchasing our services.

Furthermore, our business partners can choose not to renew their agreements with us because they have entered into a merger or other strategic relationship with another company that can provide email service. This may become increasingly common in light of the consolidation taking place among websites, ISPs and other Internet-related businesses.

RISKS RELATING TO OPERATIONS IN ISRAEL

WE ARE INCORPORATED IN ISRAEL AND HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although substantially all of our sales currently are being made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved.

In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. CommTouch has operated effectively under these requirements since its inception. We cannot predict the effect of these obligations on CommTouch in the future.

Inflation in Israel and devaluation of the NIS could impact our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high and we could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could suffer. Moreover, non-residents of Israel are subject to income tax on certain income (including cash dividends) derived from sources in Israel. The tax treaty between Israel and the United States provides for a maximum tax of 25 percent on dividends paid to residents of the United States and for withholding at a rate of 15 percent with respect to dividends paid by an Approved Enterprise, as discussed below.

WE RELY ON TAX BENEFITS AND OTHER FUNDING FROM THE STATE OF ISRAEL

Pursuant to the Law for the Encouragement of Capital Investments, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. CommTouch, however, has not yet begun to generate taxable income for purposes of this law and it does not expect to utilize these tax benefits for the foreseeable future. Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were reduced.

In order to receive tax benefits, we must comply with a number of conditions. If we fail to comply with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled, and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. We believe that we have operated and will continue to operate in compliance with the required conditions, although we cannot be sure. We further believe that the likelihood is remote that we will be required to refund tax benefits that we receive under our Approved Enterprise status.

ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this prospectus reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed CommTouch Software Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of this offering. We have not given our consent for our agent to accept service of process in connection with any other claim. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF COMMTOUCH

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of CommTouch. The Israeli Companies Ordinance, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders meeting that has been called on at least 21 days' advance notice. In addition to shareholder approval, court approval of the merger is required, which entails further delay and the need to obtain a discretionary approval. Alternatively, the acquiror can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquiror prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court. The new Israeli Companies Law, which will come into effect on February 1, 2000, does address squeeze-out mergers but does not significantly modify these requirements.

The new Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the new Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a majority shareholder of the company. Since regulations implementing these new rules have not yet been promulgated, we do not know to what extent or how these rules will apply to Israeli companies that are publicly traded outside of Israel.

Finally, Israeli tax law treats certain acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his CommTouch shares for shares in a foreign corporation to immediate taxation.

                                USE OF PROCEEDS

The net proceeds we will receive from the sale of the         ordinary shares
offered by us, assuming an initial public offering price of $     per share,
after deducting the underwriting discounts and commissions and the estimated
offering expenses payable by us, are estimated to be $          ($       if the
underwriters' over-allotment option is exercised in full).

We intend to use the proceeds of this offering for the following:

     - expansion of our sales and marketing activities;

     - capital expenditures, including purchase of equipment, primarily for our hosting facilities;

     - expansion of research and development activities;

     - expansion of our international operations; and

     - working capital and other general corporate purposes.

The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings.

In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any negotiations with respect to such transactions. Accordingly, our management will retain broad discretion as to the use and allocation of the net proceeds of this offering. Pending the above uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities.

                                DIVIDEND POLICY

We have never paid cash dividends to our shareholders and we currently do not intend to pay dividends for the foreseeable future. We intend to reinvest earnings in the development and expansion of our business. We may only pay cash dividends in any fiscal year out of profits, as determined under Israeli law. The declaration of any final cash dividend requires shareholder approval. Shareholders may reduce, but not increase, the amount of dividends from the amount proposed by the Board of Directors.

Because of CommTouch's investment programs' Approved Enterprise status, the payment of dividends by CommTouch may subject CommTouch to certain Israeli taxes to which it would not otherwise be subject. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting CommTouch to taxes only upon the complete liquidation of CommTouch. If CommTouch decides to distribute cash dividends out of income that has been exempt from tax, the income out of which the dividend is distributed will be subject to Israeli corporate tax (currently 25%). We have decided to reinvest the amount of tax exempt income derived from our Approved Enterprise and not to distribute such income as dividends. (For a description of our Approved Enterprise status, please see "Israeli Taxation and Investment Programs.")

                                 CAPITALIZATION

The following table sets forth the capitalization of CommTouch as of March 31, 1999:

The following data is presented:

     - On an actual basis.

     - On a pro forma basis to give effect to (1) the April 1999 issuance of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals and (2) the automatic conversion of all CommTouch's convertible preferred shares, including those issuable under the Convertible Promissory Notes, into 7,109,800 ordinary shares upon the closing of this offering.

     - On a pro forma as adjusted basis to give effect to the sale of ordinary shares in this offering, assuming an initial
       public offering price of $     per share, resulting in net cash proceeds
       of approximately $          .

                                                                       MARCH 31, 1999
                                                            ------------------------------------
                                                                        (UNAUDITED)
                                                                       (IN THOUSANDS)
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
Long-term liabilities less current portion................  $    560    $    560      $    560
                                                            --------    --------      --------
Shareholders' equity:
  Convertible Preferred Shares, NIS 1 nominal value;
     565,820 shares authorized; 313,409 shares issued and
     outstanding actual; no shares issued and outstanding
     pro forma and pro forma as adjusted..................        96          --            --
  Ordinary shares, NIS 0.05 par value; 10,683,600 shares
     authorized, 2,148,320 shares issued and outstanding
     actual, 9,258,120 shares issued and outstanding pro
     forma;        shares issued and outstanding, pro
     forma as adjusted....................................        35         142
  Additional paid-in capital..............................    24,910      38,004
  Deferred compensation...................................    (7,282)     (7,282)       (7,282)
  Notes receivable from shareholders......................      (964)       (964)         (964)
  Accumulated deficit.....................................   (13,988)    (13,988)      (13,988)
                                                            --------    --------      --------
          Total shareholders' equity......................     2,807      15,912
                                                            --------    --------      --------
          Total capitalization............................  $  3,367    $ 16,472      $
                                                            ========    ========      ========

The number of ordinary shares to be outstanding after this offering does not include the following:

     - 694,860 ordinary shares issuable upon exercise of stock options outstanding as of March 31, 1999 at a weighted average exercise price of $1.25 per share;

     - 402,820 ordinary shares issuable upon exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of $1.68 per share; and

     - 642,460 additional shares that could be issued under CommTouch's stock option plans as of March 31, 1999.

                                    DILUTION

Our pro forma net tangible book value as of March 31, 1999 was $15,912,000 or $1.72 per ordinary share, after giving effect to the April 1999 issuance of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals and the receipt of the net proceeds therefrom. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the number of ordinary shares outstanding at that date, assuming conversion of all outstanding convertible preferred shares into ordinary shares. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in the offering made hereby and the net tangible book value per ordinary share immediately after the completion of this offering. After giving effect to the
sale of                ordinary shares by CommTouch in this offering (at an
assumed public offering price of $     per share and after deducting the
underwriting discounts and commissions and our estimated offering expenses), the pro forma net tangible book value of CommTouch at March 31, 1999 would have been
$          , or $     per share. This represents an immediate increase in pro
forma net tangible book value of $     per share to the existing shareholder and
an immediate dilution of $     per share to new investors purchasing ordinary
shares in this offering. The following table illustrates this per-share dilution:

Assumed initial public offering price per share.............            $    --
                                                                        -------
Pro forma net tangible book value per share as of March 31,
  1999......................................................  $ 1.72
                                                              ------
Increase in pro forma net tangible book value per share
  attributable to this offering.............................  $   --
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................            $    --
                                                                        -------
Dilution per share to new investors.........................            $    --
                                                                        =======

The following table summarizes, on a pro forma basis as of March 31, 1999 after giving effect to (1) the April 1999 issuance of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals and the receipt of the net proceeds therefrom and (2) the automatic conversion of all CommTouch's convertible preferred shares, including those issuable under the Convertible Promissory Notes, into 7,109,800 ordinary shares upon the closing of this offering, the total number of ordinary shares purchased from CommTouch, the total consideration paid to CommTouch and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering
(based upon an assumed initial public offering price of $     per share and
before deducting the underwriting discounts and commissions and our estimated offering expenses):

                                        SHARES PURCHASED       TOTAL CONSIDERATION
                                      --------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                      ---------    -------    -----------    -------    -------------
Existing shareholders...............  9,258,120       --%     $29,825,000       --%        $  3.22
New investors.......................         --       --%     $        --       --%        $    --
                                      ---------      ---      -----------      ---
          Total.....................         --      100%     $        --      100%        $
                                      =========      ===      ===========      ===

The foregoing table assumes no exercise of the underwriters' over-allotment option or of any outstanding stock options or warrants after March 31, 1999. As of March 31, 1999, there were outstanding options to purchase an aggregate of 694,860 ordinary shares at a weighted average exercise price of $1.25 per share and 402,820 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.68 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. See
Note 9 of the Notes to Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from the Consolidated Financial Statements of CommTouch included elsewhere in this prospectus. The selected consolidated statement of operation data for the years ended December 31, 1994 and 1995 and the selected consolidated balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements of CommTouch not included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 1998 and 1999 and the consolidated balance sheet data at March 31, 1999 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that CommTouch considers necessary for a fair presentation of its financial position at such dates and the results of operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. In addition, our historical results are not necessarily indicative of results to be expected for any future period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.

                                                                                                               THREE MONTHS
                                                                                                                  ENDED
                                                                 YEAR ENDED DECEMBER 31,                        MARCH 31,
                                               -----------------------------------------------------------   ----------------
                                                 1994        1995        1996        1997         1998        1998     1999
                                               ---------   ---------   ---------   ---------   -----------   ------   -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)       (UNAUDITED)
Consolidated Statement of Operations Data:
Revenues
  Email services.............................  $      --   $      --   $      --   $     --     $     389    $   32   $   346
  Software licenses, maintenance and
    services.................................        699       1,733       3,134        899            --        --        --
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
    Total revenues...........................        699       1,733       3,134        899           389        32       346
Cost of revenues
  Email services.............................         --          --          --         --           569        59       405
  Software licenses, maintenance and
    services.................................        109         327         463        165            --        --        --
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
    Total cost of revenues...................        109         327         463        165           569        59       405
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
Gross profit(loss)...........................        590       1,406       2,671        734          (180)      (27)      (59)
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
Operating expenses:
    Research and development, net............        197         463       1,479      1,108         1,149       266       307
    Sales and marketing, net.................        956         832       1,965      2,202         2,001       459       481
    General and administrative...............        287         369         465        829           604       138       807
    Amortization of stock-based employee
      deferred compensation..................         --          --          --         --            91         2       386
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
    Total operating expenses.................      1,440       1,664       3,908      4,139         3,845       865     1,981
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
Operating loss...............................       (850)       (258)     (1,237)    (3,405)       (4,025)     (892)   (2,040)
Interest and other expense, net..............        (65)        (62)        (45)       (68)         (326)      (27)     (271)
                                               ---------   ---------   ---------   ---------    ---------    ------   -------
Net loss.....................................  $    (915)  $    (320)  $  (1,282)  $ (3,473)    $  (4,351)   $ (919)  $(2,311)
                                               =========   =========   =========   =========    =========    ======   =======
Net loss per share -- basic and diluted......  $   (0.43)  $   (0.11)  $   (0.66)  $  (2.40)    $   (3.00)   $(0.63)  $ (1.50)
                                               =========   =========   =========   =========    =========    ======   =======
Weighted average shares -- basic and
  diluted....................................      2,113       2,885       1,934      1,450         1,450     1,450     1,546
                                               =========   =========   =========   =========    =========    ======   =======
Pro forma net loss per share (unaudited):
  Net loss per share-basic and diluted.......                                                   $   (0.78)            $ (0.32)
                                                                                                =========             =======
  Weighted average shares-basic and
    diluted..................................                                                       5,594               7,313
                                                                                                =========             =======

The following data is presented:

     - on an actual basis.

     - on a pro forma basis to give effect to (1) the April 1999 issuance of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals and (2) the automatic conversion of all of CommTouch's convertible preferred shares, including those issuable under the Convertible Promissory Notes, into 7,109,800 ordinary shares upon the closing of this offering.

     - on a pro forma as adjusted basis to give effect to the sale of ordinary shares in this offering, assuming an initial public offering
       price of $     per share, resulting in net cash proceeds of approximately
       $          .

                                                                                                     MARCH 31, 1999
                                                                                                      (UNAUDITED)
                                                              DECEMBER 31,                  --------------------------------
                                               ------------------------------------------                         PRO FORMA
                                               1994    1995     1996     1997      1998     ACTUAL   PRO FORMA   AS ADJUSTED
                                               -----   -----   ------   -------   -------   ------   ---------   -----------
                                                                              (IN THOUSANDS)
Consolidated Balance Sheet Data:
  Cash and cash equivalents..................  $   4   $  54   $  690   $   324   $   834   $3,226   $ 16,331       $
  Working capital (deficit)..................   (555)   (734)     539    (1,264)   (1,440)   1,418     44,523
  Total assets...............................    497     773    2,180     1,065     2,366    6,025     19,130
  Long-term liabilities......................    352     324      371       366       530      560        560        560
  Shareholders' equity (deficit).............   (554)   (650)     777    (1,018)     (815)   2,807     15,912

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. CommTouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

We are a leading global provider of outsourced email and messaging solutions. Our flexible and highly customizable solutions enable us to satisfy the unique email and messaging needs of a wide range of customers, including Web-based companies, small websites and businesses worldwide. As of April 15, 1999, we had over 90 business partners offering our Web-based email from their sites. Our business partners include Excite, LookSmart, FortuneCity, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we host approximately 4.4 million emailboxes. In November 1998, we launched our ZapZone Network service, which enables small sites to provide email to their end users. As of April 15, 1999, we had registered approximately 59,000 sites through the ZapZone Network service, and were hosting approximately 350,000 ZapZone Network emailboxes. Although we may be able to substantially increase the number of end users to whom we provide email, it is uncertain whether we will be able to generate revenues from these emailboxes. Business partners may provide us with a large number of users but pay a relatively small minimum annual service fee. Consumers have historically been reluctant to pay for services on the Internet, and therefore end users may not be willing to pay for premium services. Since untargeted advertising on the Internet has not shown a significant success rate, advertisers may not be willing to pay us to provide banner advertising or direct e-marketing.

Business History and Transition

Email Client Software Business (1991-1997). From 1991 to 1997, we generated all of our revenue from sales of software licenses, maintenance and service for stand-alone email client software for both mainframes and personal computers. In 1996, our stand-alone email client software package, Pronto 96, won the PC Magazine Product of the Year Award in the Stand-Alone Email Client category. In that year, we generated approximately $3.1 million in revenues from such software licenses.

Transition to Web-Based Email Services (1997). During 1996, the popularity of email at home and at work began to increase rapidly. Microsoft began bundling Outlook, its email client software, in "office suite" packages. At the same time, Netscape began to provide its email client software bundled in its Internet browser software. The entrance into the email client software market by both Microsoft and Netscape resulted in the rapid adoption of email as a mass-market communications channel. At the same time, use of the World Wide Web
(Web) began to expand rapidly, and the market for stand-alone email client software began to be dominated by companies which bundled such software with operating systems and/or browsers. We recognized an opportunity to leverage our technology and experience in developing email software to pursue the market created by these two rapidly growing phenomena: email and the Web. As a result, we redeployed the efforts of our existing research and development personnel and independent contractors to adapt the technology embedded in Pronto 96 for use as a Web-based email service. We ceased all stand-alone email software license sales during 1997, and as a result, revenues in 1997 decreased to $899,000. To further support our transition to providing Web-based email services, in 1997 we opened a marketing, sales and support office in Silicon Valley in order to have better access to Web-based business partners.

Web-Based Email Service Business (January 1998-Present). In January 1998, we began to offer email services to business partners. Our services allow our business partners to provide free Web-based email to their end users, thus enhancing the business partner's online presence, increasing the frequency and duration of visits to the partner's website and creating an opportunity for the business partner and us to generate advertising and direct e-marketing revenue through email. As of April 15, 1999, we had over 90 business partners offering our Web-based email services from their sites to approximately 4.4 million emailboxes. Meanwhile, we recognized that webmasters on small sites were seeking a method to promote their sites and offer email to their users. In November 1998, we launched our ZapZone Network service which enables small sites to provide email to their end users at no cost in a matter of minutes. As of April 15, 1999, we had registered approximately 59,000 sites through this service and were hosting approximately 350,000 ZapZone Network emailboxes.

Revenue Sources

Email Service Revenues. In 1998, our email service revenue was derived from service fees, advertising revenues and set up and installation fees. Approximately 60.5% of our email service revenue resulted from contracts that provide for business partners to pay us minimum annual service fees. These agreements also typically provide for the business partner to pay us a share of revenues generated from the sale of banner advertisements on their email site. The service fee is credited against the shared portion of the advertising revenue. Revenue from minimum annual service fees is recognized ratably over the contract term from the launch of the email site.

Some of our contracts with business partners provide for email service fees based solely on a share of banner advertising revenue, with no minimum annual commitment. In 1998, revenues from these contracts represented approximately 21.0% of our email service revenue. Revenues from sharing advertising are recognized when such revenues are earned by our business partner.

We anticipate that revenues from advertising will increase both in absolute dollars and as a percentage of total revenues. This is because we have recently attained a platform of approximately 4.4 million emailboxes through our business partners and we believe that we now have a large enough user base to be attractive to advertisers and to generate additional advertising revenues by targeting the user demographic objectives of the advertiser. In addition, by aggregating demographic information garnered from small websites, the ZapZone Network service is providing us with an additional opportunity to focus advertising efforts in a targeted manner. We anticipate that combined service fees and advertising revenues shared by business partners will continue to be our major source of revenue in the future.

The remaining 18.5% of email service revenues in 1998 consisted of setup and installation fees. We charge these fees in instances where the scope and complexity of the solution warrant such a fee. These revenues are recognized upon installation of the email site to which they relate. We expect that these revenues will increase in absolute dollars as such installations increase in number, but will decrease as a percentage of email service revenue in the future, because service fees and advertising revenues are expected to increase at a proportionally greater rate.

Premium Services. In March 1999, we launched our premium service offerings. These services enhance our core service and include features such as:

     - Off-line email client access;

     - Unified messaging;

     - Additional disk storage space;

     - Automated, user-defined email forwarding;

     - Automated, rules-based pager notification; and

     - Email-by-phone.

These services will be paid for by emailbox users. To date we have not generated any revenues from premium services but we anticipate that these revenues will be a meaningful component of our revenues in the future.

Direct E-Marketing. In December 1998, we began to offer direct e-marketing opportunities to ecommerce vendors. Ecommerce vendors seek channels through which they can market goods and services. Because of our installed user base and our agreements with our business partners, we can assist ecommerce companies in marketing their products to end users who have opted to receive offers by email. We share with our business partners the revenues from this direct e-marketing, which are earned either on a per-message basis or as a commission on products sold. To date we have made these offerings available to only a limited number of users. However, we anticipate that direct e-marketing revenues will be a meaningful component of our revenues in the future.

RESULTS OF OPERATIONS

The following table sets forth financial data for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and 1999 (in thousands):

                                                                                             THREE MONTHS
                                                                YEAR ENDED DECEMBER 31      ENDED MARCH 31
                                                              ---------------------------   ---------------
                                                               1996      1997      1998     1998     1999
                                                              -------   -------   -------   -----   -------
                                                                                              (UNAUDITED)
Revenues:
  Email services............................................  $    --   $    --   $   389   $  32   $   346
  Software licenses, maintenance and services...............    3,134       899        --      --        --
                                                              -------   -------   -------   -----   -------
    Total revenues..........................................    3,134       899       389      32       346
                                                              -------   -------   -------   -----   -------
Cost of revenues:
  Email services............................................       --        --       569      59       405
  Software licenses, maintenance and services...............      463       165        --      --        --
                                                              -------   -------   -------   -----   -------
    Total cost of revenues..................................      463       165       569      59       405
                                                              -------   -------   -------   -----   -------
  Gross profit (loss).......................................    2,671       734      (180)    (27)      (59)
                                                              -------   -------   -------   -----   -------
Operating expenses:
    Research and development, net...........................    1,479     1,108     1,149     266       307
    Sales and marketing.....................................    1,965     2,202     2,001     459       481
    General and administrative..............................      465       829       604     138       807
    Amortization of stock-based employee deferred
      compensation..........................................       --        --        91       2       386
                                                              -------   -------   -------   -----   -------
         Total operating expenses...........................    3,908     4,139     3,845     865     1,981
                                                              -------   -------   -------   -----   -------
  Operating loss............................................   (1,237)   (3,405)   (4,025)   (892)   (2,040)
  Interest expense and other, net...........................      (45)      (68)     (326)    (27)     (271)
                                                              -------   -------   -------   -----   -------
  Net loss..................................................  $(1,282)  $(3,473)  $(4,351)  $(919)  $(2,311)
                                                              =======   =======   =======   =====   =======

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

Revenues. Email service revenues increased from $32,000 for the three months ended March 31, 1998 to $346,000 for the three months ended March 31, 1999. We began providing email services during the three months ended March 31, 1998. Our business partners have grown from six for the three months ended March 31, 1998 to over 90 business partners for the three months ended March 31, 1999. Revenues from one customer, Excite, amounted to $55,000, or 15.9% of total revenues for the three months ended March 31, 1999. In the future, we expect revenues from Excite to decrease substantially as a percentage of email services revenue.

Cost of Revenues. Our cost of revenues increased from $59,000 for the three months ended March 31, 1998 to $405,000 for the three months ended March 31, 1999 because of the growth of the number of business partners. Costs of revenues consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale.

Research and Development Costs, Net. Research and development costs consist primarily of personnel and related costs, depreciation of equipment, supply costs and royalties paid to the Israeli Government for grants received in prior years for research and development activities. These royalties are paid at rates ranging from 3% to 5% of total revenues. At March 31, 1999, our outstanding contingent obligation was approximately $400,000. Research and development expense are charged to operations as incurred. Our research and development costs increased from $266,000 for the three months ended March 31, 1998 to $307,000 for the three months ended March 31, 1999, due primarily to higher personnel and related costs. We expect that research and development costs, net, will increase due to increased personnel and related costs associated with the accelerated development of new email service offerings.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs, public relations, direct sales efforts, including travel expenses and royalties paid to the Israeli Government for grants received in prior years for marketing activities. We have a contingent obligation to pay royalties to the Israeli Government for grants received in prior years for marketing activities at a rate of 3% of total revenues. At March 31, 1999, our outstanding contingent obligation was approximately $110,000. Our sales and marketing expenses increased from $459,000 for the three months ended March 31, 1998 to $481,000 for the three months ended March 31, 1999, due primarily to marketing and other costs to support the growth of our email service revenues. We expect sales and marketing expenses to increase in the future as we hire additional personnel and continue to support and develop the email service business.

General and Administrative. General and administrative costs consist primarily of personnel and related costs, professional services and facility costs. Our general and administrative expenses increased from $138,000 for the three months ended March 31, 1998 to $807,000 for the three months ended March 31, 1999, due primarily to substantially higher personnel and related costs, facility costs, higher fees for outside professional services and other costs to support the growth of our email service revenues. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business.

Amortization of Stock-based Employee Deferred Compensation. Our stock-based employee compensation expenses increased from $2,000 for the three months ended March 31, 1998 to $386,000 for the three months ended March 31, 1999, due the amortization of the aggregate of $7.2 million in deferred compensation recorded during the three months ended March 31, 1999. The deferred compensation is being amortized over the vesting schedule, generally four years.

Interest Expense and Other Expense, Net. Our interest expense and other expense, net, increased from $26,000 for the three months ended March 31, 1998 to $271,000 for the three months ended March 31, 1999, due primarily to increased recognized costs of warrants granted to the Bank Lepituach Ha Taasia B'Israel Ltd. (Bank Lepituach Ha Taasia). In April 1999, we fully repaid the short-term bank line of credit.

Income Taxes. As of December 31, 1998, we had approximately $5.7 million of Israeli net operating loss carryforwards and $4.7 million of U.S. federal net operating loss carryforwards available to offset future taxable income. The U.S. net operating loss carryforwards will expire in various amounts in the years 2010 to 2016. The Israeli net operating loss carryforwards have no expiration date.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Revenues. In 1997, we ceased all sales of stand-alone email client software licenses, maintenance and services. Accordingly, revenue comparisons between 1996, 1997 and 1998 are not meaningful. In 1998, our email service revenues were $389,000, of which one customer, Excite, represented 54%. In the future, we expect revenues from Excite to decrease substantially as a percentage of email service revenue because the

1998 revenues from Excite included one-time payments for setup and installation. We had no email service revenue in 1997. Our revenues from software licenses and maintenance fees decreased from $3.1 million in 1996 to $899,000 in 1997 due to the change in our business model and the phasing out of our stand-alone email client software business.

Cost of Revenues. In 1998, our cost of revenues was $569,000 and consisted primarily of costs related to Internet data center services from a third-party provider, depreciation of equipment, Internet access, personnel and related costs. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our email service revenues, but to decrease as a percentage of email service revenues due to economies of scale. We had no email service costs in 1996 and 1997. In 1996 and 1997, our costs of revenues were $463,000 and $165,000. These costs consisted of expenses related to the stand-alone email software business, including personnel and related costs, media duplication and product packaging. The decrease in cost of revenues in 1997 from 1996 was due to the change in our business model as we phased out our stand-alone email client software business.

Research and Development Costs, Net. Research and development costs decreased from $1.5 million in 1996 to $1.1 million in 1997 because of $288,000 in off-setting royalty-bearing grants from the Israeli Government, recorded as a reduction of research and development costs. We have a contingent obligation to pay royalties at the rate of 3%-5% of total revenues. Our outstanding contingent obligation was approximately $481,000 as of December 31, 1998. Research and development costs in 1998 remained relatively unchanged from 1997. However, in 1998 we transferred several key research and development personnel into our operations group to support and maintain our newly developed Web-based email services infrastructure. Costs relating to these personnel were included in cost of revenues in 1998. We expect that research and development costs, net, will increase due to increased personnel and related costs associated with the accelerated development of new email service offerings.

Sales and Marketing. Sales and marketing expenses were $2.0 million in 1996, $2.2 million in 1997 and $2.0 million in 1998. We have a contingent obligation to pay royalties to the Israeli Government for grants received in prior years for marketing activities at a rate of 3% of total revenue. This contingent obligation was approximately $121,000 at December 31, 1998.

General and Administrative. General and administrative costs were $465,000 in 1996, $829,000 in 1997 and $604,000 in 1998. The increase in 1997 was primarily due to the write-off of $171,000 for receivables related to the phasing out of our stand-alone email client software license sales.

Interest Expense and Other, Net. Interest expense and other, net, consists of interest payments and fair value of warrants granted in 1997 and 1998 in connection with a short-term bank line of credit. Interest expense and other expense, net, increased from $45,000 in 1996 to $68,000 in 1997 and to $326,000 in 1998. This increase in 1998 was due to a higher level of borrowing and change in the terms of the agreement with Bank Lepituach Ha Taasia to include the grant of warrants in addition to customary interest payments. In April 1999, we fully repaid that short-term bank line of credit.

Income Taxes. As of December 31, 1998, we had approximately $5.7 million of Israeli net operating loss carryforwards and $4.7 million of U.S. federal net operating loss carryforwards available to offset future taxable income. The U.S. net operating loss carryforwards will expire in various amounts in the years 2010 to 2016. The Israeli net operating loss carryforwards have no expiration date.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited quarterly statements of operations data for the five quarters ended March 31, 1999. This information has been derived from CommTouch's consolidated unaudited financial statements, which, in management's opinion, have been prepared on the same basis as the audited Consolidated Financial Statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with our audited Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period. Given the relatively small absolute dollar amounts in the operating results for each quarter presented below, non-periodic amounts accrued in one quarter cause significant fluctuations.

                                                             THREE MONTHS ENDED
                          ----------------------------------------------------------------------------------------
                          MARCH 31, 1998   JUNE 30, 1998   SEPTEMBER 30, 1998   DECEMBER 31, 1998   MARCH 31, 1999
                          --------------   -------------   ------------------   -----------------   --------------
                                                               (IN THOUSANDS)
                                                                (UNAUDITED)
Total email service
  revenues..............      $  32           $    59           $   130              $   168           $   346
Cost of email service
  revenues..............         59                85               166                  259               405
                              -----           -------           -------              -------           -------
Gross profit (loss).....        (27)              (26)              (36)                 (91)              (59)
                              -----           -------           -------              -------           -------
Operating expenses:
  Research and
     development........        266               305               308                  270               307
  Sales and marketing...        459               506               509                  527               481
  General and
     administrative.....        138               137               151                  178               807
                              -----           -------           -------              -------           -------
Amortization of stock-
  based employee
  deferred
  compensation..........          2                 8                18                   63               386
Total operating
  expenses..............        865               956               986                1,038             1,981
                              -----           -------           -------              -------           -------
Operating loss..........       (892)             (982)           (1,022)              (1,129)           (2,040)
Interest expense and
  other, net............        (27)              (59)              (28)                (212)             (271)
                              -----           -------           -------              -------           -------
Net loss................      $(919)          $(1,041)          $(1,050)             $(1,341)          $(2,311)
                              =====           =======           =======              =======           =======

FLUCTUATIONS IN QUARTERLY RESULTS

We have incurred operating losses since inception, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside of our control. A relatively large expense in a quarter could have a negative effect on our financial performance in that quarter. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Other factors that may cause our future operating results to fluctuate include, but are not limited to:

     - continued growth of the Internet and of email usage;

     - demand for Web-based email services;

     - our ability to attract and retain customers and maintain customer satisfaction;

     - our ability to upgrade, develop and maintain our systems and infrastructure;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

     - technical difficulties or system outages;

     - dollar/NIS exchange rate fluctuations;

     - the announcement or introduction of new or enhanced services by our competitors;

     - our ability to attract and retain qualified personnel with Internet industry expertise, particularly sales and marketing personnel;

     - the pricing policies of our competitors;

     - failure to increase our sales; and

     - governmental regulation relating to the Internet, and email in particular.

In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non-cash charges associated with stock-based arrangements with employees and non-employees.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and research and development and royalty-bearing marketing grants from the Israeli government. As of March 31, 1999, we had $3,226,000 in cash and cash equivalents.

Net cash provided by financing activities was $2.4 million in 1996, $2.3 million in 1997, $4.5 million in 1998 and $5.0 million in the three months ended March 31, 1999. Net cash used in operating activities was $1.3 million in 1996, $2.6 million in 1997, $3.6 million in 1998 and $1.7 million for the three months ended March 31, 1999. Net cash used in operating activities in 1996, 1997, and 1998 and the three months ended March 31, 1999 is comprised of net loss for each of the years partially offset by depreciation and amortization expenses and in 1996, 1997 and the three months ended March 31, 1999 also impacted by changes in trade receivables in addition to an increase in prepaid expenses during the three months ended March 31, 1999. Net cash used in investing activities was $427,000 in 1996, $93,000 in 1997, $442,000 in 1998 and $950,000 for the three months ended March 31, 1999. These investing activities consisted of purchases of property and equipment. During 1998, we entered into capital leases of $328,000.

As of March 31, 1999, we had a net working capital deficit of $1.4 million. We have a short-term bank line of credit agreement with a bank, collateralized by all our assets and share capital, allowing us to borrow up to $1.3 million. The short-term bank line of credit was repaid in April 1999. Interest under the terms of the short-term bank line of credit agreement was a combination of warrants for ordinary shares at an exercise price equal to the par value, calculated based on the outstanding utilized line of credit, and an additional annual interest payment at a rate of LIBOR plus 3% (LIBOR plus 8% for overdrawn amounts). Through March 31, 1999, we issued to the bank warrants to purchase 89,220 ordinary shares.

In the first quarter of 1999, we issued Series C Convertible Preferred Shares to investors resulting in net proceeds of $5.3 million. In April 1999, we issued to investors Convertible Promissory Notes convertible into Series D Convertible Preferred Shares upon the obtaining of Israeli governmental approvals, resulting in net proceeds of approximately $13.2 million. All of our convertible preferred shares will automatically convert into ordinary shares upon the closing of an initial public offering.

We believe that the net proceeds from this offering, together with existing cash balances and financing arrangements, will provide us with sufficient funds to finance operations and make the necessary capital expenditures to support growth through the next 12 months.

YEAR 2000 ISSUE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations, causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid Year 2000 issues.

We are a comparatively new enterprise, and, accordingly, the majority of the software and hardware we use to manage our business has been purchased or developed by us within the last 24 months. While this fact does not uniformly protect us against Year 2000 exposure, we believe we gain some mitigation from the fact that the information technology (IT) we use to manage our business is not based upon "legacy system" hardware and software. "Legacy system" is a term often used to describe hardware and software systems which were developed in previous decades when there was less awareness of Year 2000 issues. Generally, hardware and software design in this decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network traffic, for example, uses four digits to define the applicable year.

We are in the process of testing our internal IT and non-IT systems. To date, we have only completed preliminary testing of our internally developed IT and non-IT systems. All of the testing we have completed has been performed by our own personnel; to date, we have not retained any outside service or consultants to test or review our systems for Year 2000 compliance. Based on the testing we have performed, we believe that such software is Year 2000 compliant; however, we intend to complete more extensive testing by mid-1999.

In addition to our internally developed software, we utilize software and hardware developed by third parties for both our network and internal information systems. To date, we have not done any testing of such third-party software or hardware to determine Year 2000 compliance. We have, however, obtained certifications from our key suppliers of hardware and networking equipment for our data centers that such hardware and networking equipment is Year 2000 compliant. Additionally, we have received assurances from the providers of key software applications for our internal operations that their software is Year 2000 compliant. Based upon an initial evaluation of our broader list of software and hardware providers, we believe that all of these providers are reviewing and implementing their own Year 2000 compliance programs, and we will work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

In addition, we rely on third party network infrastructure providers to gain access to the Internet. If such providers experience business interruptions as a result of their failure to achieve Year 2000 compliance, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, results of operations and financial condition.

Our customers' success in maintaining Year 2000 compliance is also significant to our ability to generate revenues and execute our business plan. We currently derive revenue by charging a fixed fee per month for each mailbox we host, by charging a service fee plus advertising sharing or by sharing advertising revenues with our customers. In either case, interruptions in our customers' services and online activities caused by Year 2000 problems could have a material, adverse effect on our revenues to the extent that such interruptions limit or delay our customers' ability to expand their base of email users.

We have not incurred any significant expenses to date, and we do not anticipate that any future costs associated with our Year 2000 remediation efforts will be material. However, if we, our customers, our providers of hardware and software, or our third party network providers fail to remedy any Year 2000 issues, our service could be interrupted and we could experience a material loss of revenues that could have a material adverse effect on our business, results of operations, and financial condition. We would consider such an interruption to be the most reasonably likely unfavorable result of any failure by us, the third parties upon whom we rely, to achieve Year 2000 compliance. Presently, we believe we are unable to reasonably estimate the duration and extent of any such interruption, or quantify the effect it may have on our future revenues. We have yet to develop a comprehensive contingency plan to address the issues which could result from such an event. We are prepared to develop such a plan if our ongoing assessment leads us to conclude we have significant exposure based upon the likelihood of such an event.

EFFECTIVE CORPORATE TAX RATES

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of eight years depending on the level of foreign investment in CommTouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax.

Since we have incurred tax losses through December 31, 1998, we have not yet used the tax benefits for which we are eligible.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

In recent years (until 1997), inflation in Israel exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. For example, in 1995 and 1996, the rate of inflation in Israel was 8.1% and 10.6%, and the devaluation of the NIS against the dollar was 3.9% and 3.7%. This trend was reversed during 1997 and 1998 (when the rate of inflation was 7.0% and 8.6%, and the rate of devaluation was 8.8% and 17.6%). The reversal experienced in 1997 and 1998 may not continue and we may be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in the Consolidated Financial Statements in current operations. In the fourth quarter of 1998 the rate of exchange between the NIS and the dollar fluctuated more significantly than in prior periods.

The representative exchange rate, as reported by the Bank of Israel, was NIS
4.034 for one dollar on March 31, 1999 (NIS 4.160 on December 31, 1998, NIS
3.536 on December 31, 1997 and NIS 3.251 on December 31, 1996).

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

COMPANY OVERVIEW

We are a leading global provider of outsourced email and messaging solutions. Our flexible and highly customizable solutions enable us to satisfy the unique email and messaging needs of a wide range of business partners, including Web-based companies, small websites and businesses worldwide. As of April 15, 1999, we had over 90 business partners offering our Web-based email from their sites. Our business partners include Excite, LookSmart, FortuneCity, Talk City and Nippon Telephone and Telegraph. Through our business partners' sites we host approximately 4.4 million emailboxes. In November 1998, we launched our ZapZone Network service, which enables small sites to provide email to their end users. As of April 15, 1999, we had registered approximately 59,000 sites through the ZapZone Network service, and were hosting approximately 350,000 ZapZone Network emailboxes.

INDUSTRY BACKGROUND

GROWTH OF THE INTERNET WORLDWIDE AND PROLIFERATION OF EMAIL

The Internet has become a vitally important global medium for communication, commerce, content distribution and advertising. International Data Corporation, or IDC, estimates that as of December 1997, there were over 38 million Web users in the United States and over 68 million users worldwide. IDC projects that, by the end of 2002, these numbers will increase to over 135 million Web users in the United States and over 319 million users worldwide. This growth in the global usage of the Web provides significant opportunities for emerging Web-based businesses and other companies developing an online presence.

Email is one of the most widely used applications on the Internet and has become a primary platform for business and personal communication. According to Forrester Research, over 80 percent of Internet users access their email while online, making this activity the most popular use of the Internet. IDC projects that email traffic in the United States will increase from 1.2 billion messages per day in 1997 to 8.0 billion messages per day in 2002.

EMERGENCE OF WEB-BASED EMAIL

Until recently, most email systems were provided by employers, Internet service providers (ISPs) or universities to individuals or closed groups of end users through software applications located on the users' desktops or local area networks. Such email systems, however, only permit access through the computer or network on which the email software resides or through cumbersome remote access systems. The recent emergence of email systems that use Internet browsers as the application for sending and receiving email has resulted in tremendous advances in email access, functionality and ease of use. This new email standard is commonly referred to as "Web-based email."

Web-based email offers the following benefits over traditional closed systems:

     - anytime, anywhere (universal) access to both business and personal email accounts;

     - advanced integrated communication services over the Web, such as unified messaging (receiving faxes and voicemail via email) and integrated calendars and directories; and

     - easy to use registration, set-up and administration.

With the dramatic growth of international Internet usage, emerging Web-based companies, small websites and businesses worldwide are seeking to differentiate themselves online. Email is an optimal solution to address this business need because it increases brand awareness, builds and reinforces a loyal, connected member base and facilitates commerce in the following ways:

     - Companies embracing Web-based email can enhance their brand identity by controlling the look and feel of their Web-based email interface and also by providing end users with distinctive branded email addresses such as user@companyname.com.

     - Web-based email significantly enhances the "stickiness" or frequency and duration of website visits. The personalized nature of email and the ability to bundle it with additional services, such as calendaring, scheduling and unified messaging, establishes an important one-to-one relationship with email users.

     - Email is emerging as an effective application for direct e-marketing, as email users provide important demographic data when they register for and use email services. This information can be used to create highly targeted marketing campaigns with minimal distribution costs.

THE OPPORTUNITY TO PROVIDE OUTSOURCED WEB-BASED EMAIL SERVICES

While many organizations worldwide recognize the advantages of Web-based email services, they often lack the infrastructure, expertise and resources to fully realize these benefits through internal development. Due to the growing complexity of in-house email systems and the increasing levels of infrastructure investment and management resources needed to provide comprehensive email services, organizations around the world are seeking to outsource email services. Web-based companies and businesses worldwide seek to partner with a dedicated provider of Web-based email to provide high quality, feature-rich email services without having to invest internally in email management and systems. Small websites, such as affinity sites and personal homepages, seek free, easy to implement email services for their end users.

THE COMMTOUCH SOLUTION

We are a leading global provider of outsourced email and messaging solutions. Our flexible and highly customizable solutions enable us to satisfy the different email and messaging needs of a wide range of customers worldwide, including Web-based companies, small websites and businesses of all types.
                                      LOGO

BENEFITS OF THE COMMTOUCH SOLUTION

Rich Email Functionality. Our core solution is easy to use and provides a full range of industry-standard functionality. This includes the ability for end users to collect email from other email accounts, to create folders, to attach electronic documents, to store messages, to maintain a contact center, to create distribution lists and to establish user profiles and signatures. Our core service uses IMAP4, an advanced email protocol, which allows email folders to be accessed from multiple email environments.

The value of our solution is increased by our provision of premium services, which allow end users to send and receive faxes, voicemail and pages from the emailbox; access the Web-based emailbox from an off-line client (such as Microsoft Outlook); and have email forwarded to other addresses. We believe that, by providing a single platform which integrates multiple communication services and devices, the Web-based emailbox we provide has the potential to become our end users' primary online communications center.

High Degree of Scalability and Reliability. Our modular technology architecture enables the rapid set up of full-service hosting facilities and enables us to rapidly and easily expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing to re-direct traffic to prevent service interruptions. Our system architecture and software platform have been designed to provide high quality service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

Partner Branding. Our solutions enable our business partners to leverage their email as a brand building tool. Business partners offer our email and messaging services to their end users with the partner's domain name. For example, a business partner can provide email at its website with an address such as: user@companyname.com. This repeated visibility of the partner's name on every email message promotes brand awareness and customer loyalty. In addition, our business partners can use our proprietary customization tool to design the look and feel of their Web-based email interface so that it reflects their own brand image.

Increased Partner Website Stickiness. Our solutions increase the potential for our partners to generate revenue by increasing the stickiness of their websites. We believe that traffic to our partners' websites increases as end users frequently visit the website to check their email. Thus, business partners may have many opportunities to expose their end users to repeated and/or fresh content every time they send or receive email. The benefits of increased website stickiness include more frequent communication with end users, enhanced customer loyalty and the opportunity to generate revenues from advertising, direct marketing and ecommerce transactions.

Targeted E-marketing. Our business partners can leverage our email solutions along with the demographic information of their end users to conduct one-to-one marketing and targeted advertising campaigns. We collect demographic information from end users when they register for their emailbox. We believe this information provides a powerful platform on which to design targeted marketing campaigns. To enhance our business partners' marketing capabilities, we provide our MailTarget tool which enables them to select and deliver tailored messages to targeted segments of their user population.

Rapidly Deployable and Cost-Effective Solutions. Our solutions for business partners can be implemented in as little as several days, while solutions for small websites can be implemented in a matter of minutes. We believe that this rapid time to market is critical to our business partners, who desire to realize the benefits of Web-based email as quickly as possible. Our flexible technology and economies of scale enable us to provide email solutions in a cost-effective manner, allowing businesses to achieve significant economic advantages. We also provide comprehensive maintenance and administration of our email service, which eliminates the need for our business partners to undertake the significant burden of developing and maintaining an in-house email system.

Extensive Language Capabilities. We provide email services in the following 14 languages: English, Chinese, Japanese, Spanish, French, German, Portuguese, Dutch, Finnish, Danish, Norwegian, Swedish, Russian and Italian. Additionally, we can support multiple languages on the same site for any of our business partners and offer spell-checking in many of these languages. Our multi-lingual capabilities enable us to serve the needs of businesses worldwide as well as multinational organizations.

COMMTOUCH STRATEGY

Our objective is to be the leading global provider of integrated email and messaging services. We plan to achieve this goal by pursuing the following key strategies:

EXPAND USER BASE BY ADDING BUSINESS PARTNERS

We are building our base of email users by partnering with companies worldwide that want to offer their online customers a branded email service. As of April 15, 1999, we had over 90 business partners offering our Web-based email from their sites. Through these business partners, we host approximately 4.4 million emailboxes worldwide. These partners include Web-based companies, such as Excite, Talk City, LookSmart, FortuneCity and Nippon Telephone and Telegraph. We plan to continue to recruit top-tier partners and to position ourselves as a leading provider of state-of-the-art email services that are critical to our partners' online business strategy. We believe recruiting more business partners and end users will provide us with greater revenue opportunities from service fees, advertising, premium services and direct e-marketing possibilities as well as greater brand recognition.

EXTEND INTERNATIONAL LEADERSHIP

We plan to continue to aggressively market our solutions to business partners worldwide. We have focused on marketing our international email services in countries which we believe will experience the largest growth in Web users. We have developed multiple language interfaces for our email services to be used in the world's most widely used non-English languages, such as Chinese, Japanese, Russian, French, Spanish and German. We have also established a marketing group in Israel, because of its proximity to both Europe and Asia, and a marketing group in the United States to market to North America, Canada and Latin America. We believe that we have a strong advantage in providing Web-based email services in many major foreign markets.

EXPAND OUR EMAIL SERVICE FOR SMALL WEBSITES THROUGH THE ZAPZONE NETWORK SERVICE

Small websites, online affinity groups and personal homepages represent a significant and growing segment of the market for Web-based email communications. We recognized that this market was under-served, and as a result we developed our ZapZone Network service solution, which we launched in November 1998. By April 15, 1999, we had registered approximately 59,000 sites through this service, and are currently hosting approximately 350,000 ZapZone Network service emailboxes. Our objective is to make the ZapZone Network service the premier brand of choice for small sites. Every email sent and received contains the ZapZone Network domain name, and the "powered by CommTouch" logo. We believe that this produces a powerful viral marketing effect and promotes the ZapZone Network brand quickly, efficiently and at a low cost. We plan to generate revenues from our ZapZone Network service by selling premium and direct marketing services to end users and also by selling advertising and sponsorship packages to third parties.

EXPLOIT PRICE-PER-EMAILBOX OFFERING TO BUSINESSES

We believe that as more businesses seek to outsource their email services and develop a need for creative messaging solutions, there is an opportunity for us to provide our price-per-emailbox outsourcing solutions. We intend to aggressively market our outsourcing solution by increasing our direct sales and marketing personnel and resources in this market segment. Additionally, we intend to partner with businesses that have traditionally offered goods and services to the small office/home office (SOHO) market to offer the price-per-emailbox option to that market.

DRIVE MULTIPLE REVENUE STREAMS

We plan to continue to generate multiple revenue streams from our email and messaging services. We are currently focused on the following revenue sources:

- Service fees. We plan to continue to charge service fees for delivering outsourced email solutions to business partners.

- Advertising. We plan to continue to sell advertising and sponsorships on our global email network to both business partners and third party vendors.

- Premium services. We plan to continue to market and upsell premium services to end users.

- Direct e-marketing. We plan to continue to offer ecommerce vendors and business partners the opportunity to send targeted messages to select segments of our business partners' user base and our ZapZone Network user base, and share in the revenue that these parties generate from online selling.

EXTEND TECHNOLOGY LEADERSHIP IN EMAIL SERVICES

We intend to leverage our core technology, software platform and expertise in developing and managing a comprehensive Web-based email service to deliver industry-leading functionality and advanced messaging services. We are currently planning to add new services that we believe end users and webmasters desire, including calendar integration, webmaster administration tools, message boards and list server features, HTML editing and email message language translation. We intend to continue to work closely with our business partners to identify new trends and functionality that will be popular with end users.

LEVERAGE OUR COST-EFFECTIVE TECHNOLOGY PLATFORM

Our open, scalable architecture gives us the flexibility to use servers that provide us with the best cost-quality combination and to leverage third-party hosting providers. This enables us to achieve a low service cost-per-emailbox while maintaining a high level of service quality. This combination of economic advantage and service quality enables us to price our services attractively to our business partners and end users. We believe that the price performance of our solution enables us to compete aggressively, expand market share and build our brand name.

SERVICES

We provide outsourced email and messaging solutions to a wide range of customers, from Web-based companies and businesses worldwide to small websites. Our solutions enable these organizations to attract, retain, communicate and conduct ecommerce with their end users.

We provide our email and messaging solutions through a variety of licensing arrangements. These arrangements typically consist of one of the following:

     - a minimum annual service fee plus advertising revenue sharing;

     - advertising revenue sharing only; or

     - price-per-emailbox.

For our ZapZone Network service members, we provide our core email and messaging services free of charge. We currently derive revenue from this network through advertising and we plan to upsell our premium services to users in the ZapZone Network.

CORE SERVICE

Our core service provides the following features:

-----------------------------------------------------------------------------------------------------
FEATURE                                          DESCRIPTION
-----------------------------------------------------------------------------------------------------
  ELECTRONIC MAILBOX                             Includes a full range of industry-standard
                                                 functionality, such as the ability for end users to
                                                 create folders, attach electronic documents, store
                                                 messages, maintain a contact center, distribute
                                                 lists, establish user profiles and signatures.
-----------------------------------------------------------------------------------------------------
  PARTNER-BRANDED ELECTRONIC MAIL INTERFACE      Business partners offer our email services to their
                                                 end users with the business partner's name included
                                                 in the domain address. This repeated visibility of
                                                 the business partner's name promotes brand awareness
                                                 and customer loyalty. Additionally, our business
                                                 partners can design the look and feel of their
                                                 Web-based email interface with our proprietary
                                                 customization wizard tool.
-----------------------------------------------------------------------------------------------------
  ENHANCED MANAGEMENT FEATURES                   Includes advanced email functionality such as the
                                                 ability to collect email from other email accounts,
                                                 sort email and access a sent messages folder. Also
                                                 includes a draft folder option, message notification
                                                 upon login and IMAP4 support, which allows email
                                                 folders to be accessed from multiple email
                                                 environments.
-----------------------------------------------------------------------------------------------------
  CONTACT CENTER                                 Enhanced address book functionality that includes
                                                 integrated third-party instant messaging and chat.
-----------------------------------------------------------------------------------------------------
  SPAM PROTECTION                                Advanced anti-spamming controls and email filtering.
-----------------------------------------------------------------------------------------------------
  MULTIPLE LANGUAGE CAPABILITY                   Our email services are provided in 14 languages:
                                                 English, Chinese, Japanese, Spanish, French, German,
                                                 Portuguese, Dutch, Finnish, Danish, Norwegian,
                                                 Swedish, Russian and Italian. Additionally, we
                                                 provide spell-checking in many of these languages
                                                 and can support more than one language on any of our
                                                 customer websites.
-----------------------------------------------------------------------------------------------------
  KIDS' EMAIL                                    An email option that enables parents to control who
                                                 may correspond electronically with their children.
-----------------------------------------------------------------------------------------------------

PREMIUM SERVICES

We introduced our premium services in March 1999. These services are designed to transform the end user's emailbox into an integrated primary communications center. We currently offer the following premium services to end users for a fee:

-----------------------------------------------------------------------------------------------------
FEATURE                                          DESCRIPTION
-----------------------------------------------------------------------------------------------------
  OFF-LINE EMAIL CLIENT ACCESS                   End users can access their emailbox using either a
                                                 Web browser or their off-line client software, such
                                                 as Microsoft Outlook.
-----------------------------------------------------------------------------------------------------
  UNIFIED MESSAGING                              This service enables the emailbox to become an
                                                 integrated communications platform through which the
                                                 user can access email and send and receive voicemail
                                                 messages, faxes, and pages.
-----------------------------------------------------------------------------------------------------
  ADDITIONAL DISK SPACE STORAGE                  End users can increase their storage capacity up to
                                                 an additional ten megabytes of disk space to
                                                 maintain more folders and messages in their
                                                 emailbox.
-----------------------------------------------------------------------------------------------------
  AUTOMATED, USER-DEFINED EMAIL FORWARDING       Incoming emails can be automatically forwarded to an
                                                 alternate emailbox based on the end user's pre-set
                                                 criteria.
-----------------------------------------------------------------------------------------------------
  AUTOMATED, RULES-BASED PAGER NOTIFICATION      Incoming emails can be automatically forwarded to
                                                 the end user's pager based on the end user's pre-set
                                                 criteria.
-----------------------------------------------------------------------------------------------------
  EMAIL-BY-PHONE                                 End users can call to have their email messages read
                                                 to them using text-to-speech technology. End users
                                                 have the option to reply with a voicemail message
                                                 that is sent as a voice attachment, fax the email or
                                                 can delete the message.
-----------------------------------------------------------------------------------------------------
  INTERNET PROTOCOL (IP) TELEPHONY ACCESS        Enables voice communication over the Internet that
                                                 is integrated with the end user's emailbox.
-----------------------------------------------------------------------------------------------------

The unified messaging, email-by-phone and IP telephony premium services integrate third party technology.

PLANNED SERVICES

We are developing new messaging services to complement our existing services. We actively monitor the email and communication needs of our business partners and end users and work to develop new features and enhancements to meet their evolving requirements. The following services are currently in, or planned for, development:

-----------------------------------------------------------------------------------------------------
FEATURE                                          DESCRIPTION
-----------------------------------------------------------------------------------------------------
  CALENDAR INTEGRATION                           Online calendars and group scheduling will be
                                                 integrated with the end user's email interface and
                                                 contact center, as well as to applications such as
                                                 Microsoft Outlook and Palm Pilot software.
-----------------------------------------------------------------------------------------------------
  ENHANCED EMAIL SECURITY                        Support for SSL encryption and technologies with
                                                 enhanced anti-virus and anti-vandal security
                                                 measures.
-----------------------------------------------------------------------------------------------------
  WEBMASTER ADMINISTRATION TOOLS                 Provides webmasters with enhanced website
                                                 administration functionality, including opening and
                                                 deleting accounts online, enhanced tracking and
                                                 reporting features, and Lightweight Directory
                                                 Application Protocol (LDAP) support, which provides
                                                 remote enhanced administrative and control
                                                 capabilities.
-----------------------------------------------------------------------------------------------------
  COMMUNITY-BUILDING APPLICATIONS                Additional functionality such as message boards and
                                                 list servers, which enable frequent communication
                                                 among end users.
-----------------------------------------------------------------------------------------------------
  EMAILBOX ENHANCEMENT                           Enhancements such as message search features, HTML
                                                 editing and enhanced secure login interface.
-----------------------------------------------------------------------------------------------------
  EMAIL MESSAGE LANGUAGE TRANSLATION             Email messages will be automatically translated
                                                 between languages according to pre-defined user
                                                 preferences.
-----------------------------------------------------------------------------------------------------

Direct E-marketing Services. We have a large and growing network of end users. As of April 15, 1999, through our business partners we host approximately 4.4 million emailboxes and through our ZapZone Network service, which has over 59,000 sites registered, we host approximately 350,000 emailboxes. This extensive user network, along with our advanced technologies and strategic relationships, will allow us to offer value-added direct marketing services to our business partners and third parties. We are currently planning the following services:

     Deal Me In (also known as Opt-in). Users can elect to receive promotions from third-party vendors for pre-selected product categories such as books, music, toys, computers and gifts. Whenever end users choose to purchase one of these items, we would earn a percentage of the revenue generated from the transaction.

     MailTarget. We provide our business partners with a Web-based tool which enables webmasters to select and send tailored messages to targeted segments of their end user base. We would earn revenues by charging business partners a fee for each message sent with this tool.

     Third-Party Marketing Programs. In addition to our own internal opt-in program, we also provide other third-party direct marketing companies with the opportunity to leverage our extensive user base to market their products. We would earn revenues by charging third-party direct marketing companies a fee for each message sent.

The statements in this prospectus regarding planned service offerings and anticipated features of such offerings are forward-looking statements. Actual service offerings and benefits could differ materially from those projected. We provide some of our features and services by integrating our technology with what we believe to be best of breed, third-party providers.

THE ZAPZONE NETWORK EMAIL SERVICE

Our ZapZone Network service delivers email messaging solutions to small websites and homepages, which we believe represent a large and growing market of end users. Our ZapZone Network service enables individuals and website administrators to set up Web-based email online, often in under ten minutes. ZapZone Network-enabled sites are able to provide our core Web-based email services to their end users in multiple languages. Our ZapZone Network service enables websites to collect valuable user demographic information, which facilitates their ability to conduct targeted marketing campaigns with their members. Webmasters can then communicate with and market to those users. In addition, we plan to sell premium services to these end users in the near future.

PRONTOMAIL

We provide a Web-based email service directly to end users under the name ProntoMail. Individuals can register for this service through our corporate website. We use ProntoMail for beta testing of new service offerings and have no plans to actively market this service.

CUSTOMERS

BUSINESS PARTNERS

We offer email and messaging communications services to over 90 global business partners. The following is a list of companies with which we have email service agreements and which have the greatest number of mailboxes within their respective categories:

     COMMUNITY SITE:

TALK CITY (CHAT ROOMS)

FORTUNECITY (GENERAL)

LOOKSMART (PORTAL)

COLLEGES.COM (STUDENT INFORMATION)

DESERET (MORMON COMMUNITY SITE)

     INTERNATIONAL SITE:

EXCITE (PORTAL)

GOO (NIPPON TELEPHONE AND TELEGRAPH)

YUPI (SPANISH PORTAL)

SOHU (CHINESE PORTAL)

MONCOURRIER (FRENCH CANADIAN PORTAL)

     DIGITAL MEDIA COMPANY:

PRIMEDIA (SEVENTEEN.COM)

DISCOVERY CHANNEL ONLINE

PROLAUNCH (PERSONAL MEDIA)

MEDSCAPE (MEDICAL)

ZD NET (ONLINE MEDIA)
     ENTERTAINMENT SITE:

WARNER BROS. (ACMECITY.COM)

JOKES.COM

GARFIELD.COM (CARTOON SITE)

MUSIC.COM

HEADBONE.COM (KIDS SITE)

     NEWSPAPERS/PUBLISHING:

CANOE (CANADIAN NEWS)

THE IRISH TIMES

HOLLINGER GROUP (JERUSALEM POST)

THE TIMES OF INDIA

NEWS CORP. (CHINABYTE)

ZAPZONE NETWORK MEMBERS

We meet the email and messaging needs of small websites and home pages through our ZapZone Network (ZZN). This service enables our members to offer Web-based email and messaging to their end users and allows us to increase our membership base. The following is a sampling of ZapZone Network member sites:

---------------------------------------------------------------------------------------------------
  ZZN MEMBER                             SITE DESCRIPTION
---------------------------------------------------------------------------------------------------
  Baby.com (baby.zzn.com)                Community site that aggregates parenting information and
                                         sells baby-related products.
---------------------------------------------------------------------------------------------------
  Bboy.com (bboy.zzn.com)                Music-oriented website that aggregates "hip hop"
                                         information.
---------------------------------------------------------------------------------------------------
  Citrus Cool Kids                       Children's portal that offers book reviews, a newsletter,
  (citruscoolkids.zzn.com)               and information about games and the Internet.
---------------------------------------------------------------------------------------------------
  Diabetes.com (diabetes.zzn.com)        Health-oriented site for diabetes information.
---------------------------------------------------------------------------------------------------
  OilLink (oillink.zzn.com)              Oil industry news site.
---------------------------------------------------------------------------------------------------
  Oxford Online                          Community site for people who live in Oxford, England.
  (oxfordonline.zzn.com)
---------------------------------------------------------------------------------------------------
  Soccer Club (soccerclub.zzn.com)       Website for soccer fans around the world.
---------------------------------------------------------------------------------------------------
  The Tom Green Show                     Fan club for the MTV talk show host Tom Green.
  (tomgreenshow.zzn.com)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

SALES AND MARKETING

SALES STRATEGY

Our flexible and highly customizable solutions enable us to satisfy the email and messaging needs of a wide range of customers worldwide, from Web-based companies to small websites and businesses. Our sales strategy is to target these market segments through a combination of direct, indirect and online selling initiatives. Our direct sales force is responsible for targeting large companies, online businesses and hosting sites throughout the world. While our salespeople are responsible for selling our solutions in a geographic area, they often collaborate to recruit new business partners, particularly when dealing with multinational organizations. Our sales offices are located in Santa Clara, California, and Ein Vered, Israel. We plan to extend our sales force into Europe and Asia within the next 12 months. As our sales force grows, it will focus not only on acquiring new partners worldwide, but also on continuing to sell premium and direct e-marketing services to existing clients.

We also plan to enter into agreements with select third parties, who will package our messaging solution as part of a comprehensive service offering that they will sell to their business customers. We expect to share revenues and/or receive fees from these third parties.

We will continue to actively promote our ZapZone Network service to small websites and businesses. A key part of our ZapZone Network strategy will be for us to mobilize our direct and indirect sales forces to sell premium and direct e-marketing services to ZapZone Network members.

MARKETING STRATEGY

Our marketing strategy is focused on increasing global awareness of our solution and building our brand as a leading international provider of email and messaging services. We plan to market our solution primarily through a mix of print advertising, direct marketing, public relations and online initiatives. We plan to aggressively promote our premium services to our business partners and their end users and our direct e-marketing services to our business partners and third parties. We intend to leverage our direct sales force and develop co-branding and marketing opportunities with other online organizations to augment our marketing efforts. Our ZapZone Network service logo is featured on every ZapZone Network service member homepage and we believe that as more members join the ZapZone Network service and use zzn.com as their email suffix, its brand will be strengthened.

BUSINESS PARTNER SUPPORT

CommTouch provides its business partners rapid callback technical support 24 hours a day, seven days a week. We have also developed a proprietary software tool that provides end users with immediate online support without intervention from customer service representatives or technical staff. We believe that this technical support model enables us to provide high quality and cost effective support service to our business partners and end users.

TECHNOLOGY

We leverage our eight years of email and technology experience to create world-class, robust, full-featured, reliable email solutions. We believe we possess three major advantages over other Web-based email solutions:

SCALABLE AND MODULAR SYSTEM ARCHITECTURE

Our Web-based email system is designed to provide maximum flexibility. We have developed a system architecture consisting of three main components: Web servers, mail servers and database servers. Web servers are responsible for the front-end email application, mail servers are responsible for the storage and transmittal of email messages and database servers are responsible for storing all other important end user and partner information. These servers interact through standard communications protocols such as HTTP, IMAP4, POP3 and SMTP and ODBC.
                                      LOGO

The modularity of our network architecture provides several key technological advantages:

- Rapidly Deployable and Cost-Effective. The design of our system enables us to significantly reduce our deployment time as well as costs to support each mailbox.

     - We outsource server hosting and Internet backbone access to third party providers because they are able to offer such services at bulk rates. This significantly reduces our Internet connectivity and server maintenance costs.

     - The modularity of our system architecture allows us to choose from among a broad range of industry-standard mail servers, and select the servers with optimal price/performance characteristics.

     - The outsourcing of our server needs enables us to focus on the rapid deployment of applications for our clients rather than on the costly and time-consuming maintenance and development of an internal hardware infrastructure.

     - Because third-party mail servers are constantly upgraded with the most advanced features (LDAP support, HTML messaging, etc.), we are able to reduce our development time by leveraging existing off-the-shelf technology and immediately integrating these features into our service offerings.

- Scalable and Reliable. Our modular technology architecture enables the rapid setup of full-service email hosting facilities and enables us to quickly and seamlessly expand our system as our user base grows. In addition, we utilize redundant servers and server load balancing capabilities to re-direct traffic if a server malfunctions. Our system architecture and software platform have been designed to provide excellent service to hundreds of millions of emailboxes across millions of domains. We believe that our robust and flexible technology platform enables us to maintain one of the highest service performance levels in the industry.

- Portable. As the market for outsourced email systems evolves, some organizations may demand their own in-house hosting facility. The highly modular nature of our system architecture provides us with the ability to duplicate a system in another location within a period of several days. As a result, we are well-equipped to rapidly deploy email services to this growing subset of the outsourced email systems market.

PROPRIETARY DEVELOPMENT LANGUAGE

We have custom-built a proprietary software development language called Application Dynamic Markup Language (ADML) in order to maximize the flexibility and minimize the development time of our email solutions.

The ADML environment encapsulates the functionality and layout of a generic Web-based email interface, while allowing our developers to rapidly customize a business partner's email system with specific features. All external resources, such as text strings, images and site-dependent parameters are stored in various databases. When a new site is built, the ADML code is compiled into ASP (Microsoft's Active Server Pages technology) code which runs on the web servers and translates the ADML code into HTML. This enables the developer to build an email interface for a business partner without having to write a single line of HTML code. This provides us with a competitive advantage for several reasons:

     - we can add new functionality and features (languages, premium and direct marketing services, etc.) to any business partner's existing email system in as little as a few hours;

     - we can simultaneously upgrade more than one email system (for example, immediately making additional languages available to any end user of a ZapZone Network service email site); and

     - we can offer automated email customization tools to our end users. For example, the ZapZone Network service takes advantage of the flexibility provided by ADML to allow webmasters to build, customize and deploy ready-to-use email sites in very little time.

                                ADML FLOW CHART
                               [ADML FLOW CHART]

ADVANCED PROPRIETARY TECHNOLOGIES

We have developed the following proprietary technologies:

     - Complex Foreign Language Support. Currently, our system is fully double-byte-enabled to handle intricate character languages such as Chinese and Japanese. We are currently in the final stages of developing the technology to enable right-to-left reading/writing capabilities to support languages like Hebrew, Arabic and Urdu.

     - Integrated Open Platform Interface. We have developed an integrated platform and series of application programming interfaces that enable us to rapidly and fully integrate additional communications features and functionality into our service offering.

     - Automated Customer Service. We have developed a proprietary software tool that allows us to field most end users' technical questions with an automated email feedback system.

     - Advanced Direct Marketing Technology. Our MailTarget service is a Web-based tool which provides business partners with a user-friendly method of selecting and delivering tailored messages to a targeted segment of their user population.

     - Customization Wizard Tool. We have developed a proprietary technology tool which enables customers to design the look and feel of their Web-based email interface so that it is consistent with their own brand images.

COMPETITION

The market for email and messaging services is intensely competitive and we expect it to be increasingly competitive. In addition to competing with companies that develop and maintain in-house email solutions, we directly compete with Web-based email service providers, including USA.NET, Mail.com and Critical Path. We also compete with software companies that provide email, including Microsoft, Software.com and Lotus Development Corporation. Microsoft currently offers free Web-based email through its Hotmail website. We face further competition from websites that offer email services, ISPs, including America Online (and its subsidiary, Netscape), Yahoo and Lycos, and other service providers, such as telecommunications companies.

Some of our competitors provide a variety of Web-based services in addition to email, such as Internet access, browser software, homepage design and hosting. The ability of these competitors to offer a broader suite of complementary services may give them a considerable advantage over us. Some of our competitors may offer services at or below cost. Many of our current and potential competitors have longer Web-based email operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and better-financed companies.

We believe that our solution has the following competitive advantages:

     - highly customizable and flexible;

     - rapidly deployable;

     - available in 14 languages;

     - designed to integrate numerous messaging applications; and

     - has the ability to effectively address multiple market needs.

However, despite our competitive positioning, we may not be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY

We regard our copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have the following registered trademarks: COMMTOUCH (registered in the U.S.); PRONTO (U.S. and South Korea); COMMTOUCH SOFTWARE (Australia and New Zealand); PRONTO FAMILY, PRONTO SECURE (Japan); PRONTO MAIL (Japan and New Zealand). We also have the following pending trademark applications: ZAPZONE NETWORK, ZZN (U.S., Israel and other countries) and PRONTO (Canada, Mexico, European Community and India). It may be possible for unauthorized third parties to copy or reverse engineer certain portions of our products or obtain and use information that we regard as proprietary. Certain end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology.

Other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Our ZapZone Network service allows webmasters to select the email service name of their choice. There is, therefore, the possibility that they will select email service names that may infringe the rights of others under U.S. state and/or federal or foreign trademark and/or anti-dilution or similar laws. ZapZone Network service's placement of ZapZone Network service icons and advertisements on ZapZone Network service webmasters' web pages may contribute to our perceived liability for any allegedly infringing acts. We do not audit webmasters' email service name choices for compliance with any intellectual property rights of others. However, in our current webmaster license agreements, we require webmasters to indemnify us for claims resulting from their chosen email service names; we also require users to indemnify us in their license agreements. Furthermore, in our license agreements with webmasters and users, we expressly reserve the right to eliminate their account or to change their email service names, in our sole discretion. We have received complaints from several parties that email service names chosen and registered by ZapZone Network service users are similar or identical to domain names and/or trademarks in which the complainants claim an interest. We responded by referring the complainants to the webmasters who registered those email service names, as it is our policy to do.

We also intend to continue to strategically license certain technology from third parties, including our mail server and SSL encryption technology. In the future, if we add certificate technology to our systems, we may license additional technology from third-party vendors. We cannot be certain that these third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products and services. These third-party in-licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product and service development until equivalent technology can be identified, licensed and integrated. Any such delays in services could cause our business, financial condition and operating results to suffer.

GOVERNMENT REGULATION

Although there are currently few laws and regulations directly applicable to the Internet and commercial email services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial email services covering issues such as user privacy, pricing, content, copyright, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of additional laws or regulations may impair the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, operating results and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results and financial condition.

EMPLOYEES

As of March 31, 1999, we had 62 full-time employees. None of our U.S. employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the

Israeli federation of employers' organizations) apply to CommTouch's Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of CommTouch's employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index
(CPI). The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. CommTouch currently funds its ongoing severance obligations by making monthly payments for insurance policies.

A general practice in Israel followed by CommTouch, although not legally required, is the contribution of funds on behalf of certain employees to an individual insurance policy known as "Managers' Insurance." This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee's base salary, and the employer contributes between 13.3% and 15.8% of the employee's base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee's base salary. CommTouch also provides certain employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary, and the employer contributes 7.5% of the employee's base salary.

OFFICE LOCATION

Our principal executive offices are located at 10 Technology Avenue, Ein Vered 40696, Israel, where our telephone number is 011-972-9-796-3445, and 3945 Freedom Circle, Santa Clara, California 95054, where our telephone number is
(408) 653-4330.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The executive officers and directors of CommTouch and their ages, as of March 31, 1999, are as follows:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Gideon Mantel(1).....................  39    Chief Executive Officer and Director
Isabel Maxwell.......................  48    President, CommTouch Software, Inc.
Amir Lev.............................  39    Chief Technology Officer, General Manager and Director
James Collins........................  40    Chief Financial Officer and Secretary
Eran Schindler.......................  33    Vice President, Finance
Robert "Rip" Gerber..................  36    Vice President, Marketing, CommTouch Software, Inc.
Avner Amram..........................  37    Vice President, Operations, CommTouch Software, Inc.
Yael Elish...........................  30    Vice President, Strategic Development, CommTouch
                                             Software, Inc.
Igor Gusak...........................  44    Vice President, Sales, CommTouch Software, Inc.
Yuval Neria..........................  39    Vice President, International Sales
Ronen Rosenblatt.....................  35    Vice President, Research and Development
Allan Barkat(1)(2)...................  39    Chairman of the Board of Directors
Yiftah Atir..........................  49    Director
Yair Safrai..........................  40    Director
Yoseph Sela(1)(2)....................  46    Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

Gideon Mantel is a co-founder of CommTouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became CommTouch's Chief Operating Officer. In November 1997, he became CommTouch's Chief Executive Officer. He has also served as a director of CommTouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Isabel Maxwell has served as the President of CommTouch Software, Inc. since February 1997. Ms. Maxwell was a co-founder, and from March 1993 to August 1996 served as the Senior Vice President of International Business Development, Corporate Affairs and Investor Relations, of The McKinley Group Inc., an Internet search engine company. From August 1996 to October 1996, Ms. Maxwell was an Executive Vice President of Excite, Inc. Ms. Maxwell received a B.A. and M.A. in History and Modern Languages from Oxford University.

Amir Lev is a co-founder of CommTouch and has served as its Chief Technology Officer and as a director since its inception in 1991. Mr. Lev has also been the General Manager of CommTouch since January 1997. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University, Jerusalem.

James Collins has served as the Chief Financial Officer of CommTouch since March 1999 and as the Secretary of CommTouch since April 1999. From October 1997 to February 1999, Mr. Collins was a private investor. From March 1992 to December 1996, Mr. Collins served as the Chief Financial Officer and Secretary, and from January 1997 to September 1997 as the Vice President of Operations of Pete's Brewing Company, a specialty brewer. Mr. Collins received a B.S. in Business Administration from the University of the Pacific and is a Certified Public Accountant in the State of California.

Eran Schindler has served as Vice President, Finance of CommTouch since November 1998. From December 1997 to November 1998, Mr. Schindler served as Chief Financial Officer of AutoMedia Ltd., a video and postproduction software company. From December 1996 to October 1997, Mr. Schindler served as Chief Executive Officer and from July 1994 to December 1996 as Chief Financial Officer of Hosen

Electrical Appliances Ltd., an importer and marketer of electrical appliances. Mr. Schindler received a B.A. from Haifa University.

Robert "Rip" Gerber has served as Vice President, Marketing of CommTouch Software, Inc. since March 1999. Mr. Gerber was the founder of @once, an email direct marketing company, and from February 1998 to February 1999 served as its president. From September 1995 to January 1998, Mr. Gerber served as Managing Director of Pantheon Consulting Group LLC, a marketing and planning services company. From August 1992 to August 1995, Mr. Gerber was a consultant for Deloitte & Touche LLP, a public accounting firm. Mr. Gerber received a B.S. in Chemical Engineering from the University of Virginia and an M.B.A. from Harvard Business School.

Avner Amram has served as Vice President, Operations of CommTouch Software, Inc. since April 1999. Mr. Amram was Director of Operations of CommTouch Software, Inc. from March 1998 to April 1999 and a Software Team Leader from March 1996 to March 1998. Mr. Amram received a B.Sc. in Computer Science from the Technion, Haifa.

Yael Elish has served as the Vice President, Strategic Development of CommTouch Software, Inc. since April 1999. Ms. Elish was CommTouch's Director of Business Development from August 1998 to March 1999 and was CommTouch's Director of Sales from December 1996 to August 1998. From August 1993 to August 1996, Ms. Elish was a Marketing Manager of Widecom Ltd., a provider of Internet integration services and software development. Ms. Elish received a B.A. in International Relations from Hebrew University in Jerusalem.

Igor Gusak has served as the Vice President, Sales of CommTouch Software, Inc. since April 1999. Dr. Gusak was the Director of Sales and Marketing of CommTouch from February 1997 to March 1999 and the Director of Original Equipment Manufacturer Sales for CommTouch from January 1995 to January 1997. Dr. Gusak received a Ph.D. in Mathematics from Urals University, Ekaterinburg, Russia.

Yuval Neria has served as the Vice President, International Sales of CommTouch since April 1999. Mr. Neria was the Director of International Marketing and Sales for CommTouch from March 1997 to April 1999, the Director of Pacific Rim Operations for CommTouch from March 1996 to April 1997, a Product Manager for CommTouch from March 1995 to April 1996, and a Quality Assurance Manager for CommTouch from March 1993 to April 1995. Mr. Neria received a B.A. in Computer Science from the City University of New York.

Ronen Rosenblatt has served as the Vice President, Research and Development of CommTouch since April 1999. Mr. Rosenblatt served as the Director of Research and Development for CommTouch from November 1994 to March 1999. Mr. Rosenblatt received a B.Sc. in Electronics and Computer Engineering from Tel Aviv University.

Yiftah Atir has served as a Director of CommTouch since January 1996. From November 1994 to the present, Mr. Atir has served as Managing Director of Evergreen Venture Capital, a technology focused venture capital fund. Mr. Atir received a B.A. from Haifa University and an M.B.A. from Tel Aviv University.

Allan Barkat has served as a Director of CommTouch since February 1996 and Chairman of the Board of Directors since April 1999. From March 1997 to the present, Mr. Barkat has been a Managing Director of Apax-Leumi Partners, Ltd. the investment advisor to Israel Growth Fund, LP, a technology focused venture capital fund. From January 1995 to March 1997, Mr. Barkat served as an Assistant Director of Apax-Leumi Partners Ltd. From 1992 to 1994, Mr. Barkat served as Vice President of Marketing & Sales of DSP Communications Group, Inc., a wireless semiconductor company. Mr. Barkat has also served as a director of Fundtech Ltd. Mr. Barkat received a B.Sc. from the Technion, Haifa.

Yair Safrai has served as a Director of CommTouch since January 1999. From September 1996 to the present, Mr. Safrai has been the Managing Partner of Concord Ventures, a technology focused venture capital fund. From July 1994 to September 1996, Mr. Safrai served as Vice President of Nitzanim, a venture capital fund. Mr. Safrai received a B.A. in Management and Economics from Tel Aviv University, an M.A. from the University of Pennsylvania, and an M.B.A. from the Wharton Business School, University of Pennsylvania.

Yoseph Sela has served as a Director of CommTouch since February 1996. From January 1993 to the present, Mr. Sela has served as Executive Vice President of Gemini Capital Fund Management, a technology focused venture capital fund. Mr. Sela received a B.Sc. from the Technion, Haifa and an M.B.A. from Tel Aviv University.

ELECTION OF DIRECTORS

Directors are elected by shareholders at the annual shareholders meeting and hold office until the next Ordinary General Meeting, which is held at least once in every calendar year, but not more than fifteen months after the last preceding Ordinary General meeting. In the intervals between Ordinary General Meetings, the Board of Directors may appoint new directors to fill vacancies on the Board of Directors. The Articles of Association of CommTouch authorize nine directors. There are no family relationships among any of the directors, officers or key employees of CommTouch.

ALTERNATE DIRECTORS

The Articles of Association of CommTouch provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him, except that the alternate has no standing at any meeting while the appointing director is present, and the alternate is not entitled to remuneration. Any individual, whether or not a director, may act as an alternate director, and the same person may act as the alternate for several directors and have a corresponding number of votes. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

INDEPENDENT DIRECTORS; AUDIT FUNCTION

Under the requirements for quotation on Nasdaq, CommTouch is required to have at least two independent directors on its Board and to establish an audit committee, at least a majority of whose members are independent of management. Messrs. Barkat and Sela, as independent directors, serve as the members of CommTouch's Audit Committee.

Under Israeli law, "public" Israeli companies are required to appoint at least two directors resident in Israel who meet stringent standards of independence. CommTouch believes that this requirement does not currently apply to companies that are publicly traded only outside of Israel. Nevertheless, CommTouch may be required to appoint such independent directors. Moreover, the new Israeli Companies Law, which will become effective on February 1, 2000, unequivocally extends the independent director requirement to Israeli companies that are publicly traded outside of Israel, such as on Nasdaq.

The new Israeli Companies Law also provides that public companies must appoint an audit committee of the Board of Directors, a certified public accountant to audit the company's financial statements and to report any improprieties that the accountant may discover to the Chairman of the Board, and an internal auditor.

OFFICE HOLDERS

Israeli law codifies the duty of care and fiduciary duties that an Office Holder (generally, a director or executive officer) owes to a company. An Office Holder's fiduciary duty includes avoiding any conflict of interest between the Office Holder's position in CommTouch and his personal affairs, avoiding any competition with CommTouch, avoiding exploiting any business opportunity of CommTouch in order to receive personal advantage for himself or others and revealing to CommTouch any information or documents relating to CommTouch's affairs which the Office Holder has received due to his position as an Office Holder.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee, which was established by the Board in January 1996, is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and for administering various incentive compensation and benefit plans. The Compensation Committee consists of the Chief Executive Officer and two outside directors. Allan Barkat and Yoseph Sela are currently the two outside directors on our Compensation Committee.

COMPENSATION OF OFFICERS AND DIRECTORS

The directors of CommTouch can be remunerated by CommTouch for their services as directors to the extent such remuneration is approved by the CommTouch's shareholders at an annual general meeting. Directors currently do not receive compensation for their services as directors but are reimbursed for their expenses for each Board of Directors meeting attended.

The aggregate direct remuneration paid by CommTouch to all directors and executive officers (11 persons) in 1998 was approximately $500,000. During the same period CommTouch accrued severance benefits for the same group in the aggregate amount of approximately $66,000. As of March 31, 1999, directors and executive officers of CommTouch (15 persons) held stock options to purchase an aggregate of 469,520 ordinary shares.

U.S. STOCK OPTION PLAN

Our 1996 CSI Stock Option Plan, which is the plan for U.S. employees and consultants, is administered by our Compensation Committee. Our Compensation Committee consists of at least two directors who are non-employee directors, as that term is defined in Rule 16b-3. The Board of Directors may amend the option plan as desired without further action by CommTouch's shareholders, except as required by applicable law. The plan will continue in effect until terminated by the Board or until January, 2006.

The consideration for each award under the plan is established by the Compensation Committee, and in no event shall the exercise price for ISOs be less than 100% of the fair market value of the underlying stock on the date of grant. Awards have such terms and are exercisable in such manner and at such times as the Compensation Committee may determine. Typically, an option granted under the plan vests with respect to one-fourth of the shares subject to the option on the first anniversary of the grant date and with respect to 1/36 of the remaining shares vest each month thereafter. However, the Compensation Committee may, in its discretion, permit an optionee to exercise unvested options, provided that such shares are subjected to a right of repurchase in favor of CommTouch Software, Inc. according to the original vesting schedule. Each ISO expires not more than 10 years from the date of grant.

The 1996 CSI Stock Option Plan had originally reserved 1,000,000 shares for issuance under the plan. In April of 1999, the Board of Directors amended the Plan to provide for a pool of 5,000,000 shares which may be issued under the 1996 CSI Stock Option Plan, the 1999 Israeli Share Option Plan, and the Israeli Option Agreements issued to Israeli employees.

ISRAELI OPTION AGREEMENTS AND 1999 ISRAELI SHARE OPTION PLAN

To date we have granted options to Israeli employees and consultants pursuant to individual option agreements (the "Israeli Option Agreements") rather than pursuant to a stock option plan. Typically, options granted pursuant to the Israeli Option Agreements vest in four equal annual installments and expire no later than ten years from the date of grant. Substantially all of the Israeli Option Agreements provide that only the grantee can exercise options under the Israeli Option Agreements, and the grantee cannot assign or transfer the options. Moreover, if a grantee ceases to be employed by CommTouch on a full time basis, then the grantee will have a limited period from the cessation of employment in which to exercise any vested options. Grantees are responsible for paying all taxes and mandatory payments upon the exercise of options.

In connection with this offering, the Board of Directors has approved the 1999
Section 3(i) Share Option Plan (the "1999 Israeli Share Option Plan"). The 1999 Israeli Share Option Plan will be administered by the Board of Directors, or by a Share Option Committee appointed by the Board of Directors (currently the Compensation Committee). The Board or the committee has full power to designate the persons entitled to receive options and the terms and provisions of the option agreements (including the number and price of shares subject to each grant). Options are exercisable only during the lifetime of the optionee, and are not transferable other than by will or laws of descent.

As of March 31, 1999, 694,860 stock options had been granted under Israeli Option Agreements and the 1996 CSI Stock Option Plan. Such options have exercise prices ranging from $0.01 to $1.45 per share and a weighted average per share exercise price of $1.25, and were held by 59 persons.

Certain of the option agreements for options granted to employees (pursuant to the Israeli Option Agreements) and to key employees (pursuant to the 1996 CSI Stock Option Plan) provide for acceleration of vesting in a change of control. Pursuant to these agreements, 50 percent of such an employee's unvested options will vest at the closing of the change of control. In such event, the remainder of the unvested options, if granted pursuant to an Israeli Option Agreement, shall be subject to the vesting provisions set forth in the Israeli Option Agreement, and if granted pursuant to the 1996 CSI Stock Option Plan, shall vest on the first anniversary of the change of control.

The total number of shares which can be issued under our 1999 Israeli Share Option Plan, 1996 CSI Stock Option Plan and the Israeli Option Agreements previously issued to Israeli employees is 5,000,000. Of that number, 694,860 shares are subject to be issued pursuant to outstanding Israeli Option Agreements and 662,680 shares have been issued upon the exercise of stock options. The remaining 3,642,460 shares will be allocated from time to time by the Board of Directors to the 1999 Israeli Share Option Plan and the 1996 CSI Stock Option Plan.

EMPLOYEE STOCK PURCHASE PLAN

Our 1999 Employee Stock Purchase Plan, or ESPP, which was adopted by our board
of directors on April 18, 1999 and was approved by our shareholders on May   ,
1999, will take effect upon the closing of this offering. The ESPP provides employees with an opportunity to purchase ordinary shares of CommTouch through accumulated payroll deductions. We have reserved 150,000 ordinary shares for issuance under the ESPP, none of which have been issued. The number of ordinary shares reserved shall be increased each January 1 by 110 percent of the number of shares purchased under the ESPP in the previous year. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. Generally, the ESPP will be implemented through a series of offering periods of 24 months' duration, with new offering periods commencing on the first trading day on or after February 15 and August 15 of each year. However, the first offering period will commence on the first business day on which price quotations for CommTouch's ordinary shares are available on the Nasdaq National Market and will expire on August 14, 2001. Each 24-month Offering Period will contain four six-month Purchase Periods, starting on each February 15 and August
15. However, the first Purchase Period will commence on the first trading day after the closing of the offering and will end on February 14, 2000. Shares may be purchased at the end of each purchase period.

The ESPP will be administered by a plan administrator appointed by our Board of Directors. Each employee of ours or of any majority-owned subsidiary of ours who is customarily employed by us or a majority-owned subsidiary for more than 20 hours per week and more than five months per calendar year will be eligible to participate in the ESPP. No employee shall be permitted to participate in the
ESPP:

     - if such employee, immediately after his or her election to participate, would own shares possessing five percent or more of the total combined voting power or value of all classes of stock of the Company; or

     - if under the terms of the ESPP the right of the employee to purchase shares would accrue at a rate that exceeds $25,000 of the fair market value of such shares for each calendar year for which such right is outstanding.

The ESPP permits an eligible employee to purchase ordinary shares through payroll deductions, which may not exceed 15 percent of his or her base compensation, excluding incentive compensation, commissions and other bonuses. The shares are purchased at a price equal to 85 percent of the lesser of:

     - the fair market value of the ordinary shares at the beginning of the offering period (provided, however, in the case of the first offering period, this number shall be the price per share at which the ordinary shares are offered to the public in this offering); or

     - the fair market value of the ordinary shares at the end of each purchase period.

Employees may terminate their participation in the ESPP at any time during the offering period; they may change their level of participation in the ESPP only one time during the offering period. Participation in the ESPP terminates automatically on the participant's termination of employment with us.

In the event of a merger, consolidation, dissolution or liquidation of the Company, the ESPP shall terminate unless the plan of merger, consolidation or reorganization provides otherwise. The Board of Directors shall have the right to amend, modify or terminate the ESPP at any time, except in cases where shareholder approval is required by law.

1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

Our 1999 Nonemployee Directors Stock Option Plan (Directors Plan), which was adopted by our board of directors on April 18, 1999 and was approved by our
shareholders on May   , 1999, will take effect upon the closing of this
offering. Under the 1999 Nonemployee Directors Stock Option Plan, nonemployee members of the board of directors will be eligible for automatic option grants. The Directors Plan will continue in effect until terminated by the Board or until the tenth anniversary of its effective date.

A maximum of 250,000 ordinary shares has been authorized for issuance under the Directors Plan. No shares have yet been issued under the Directors Plan. The Board of Directors, or a committee consisting of at least two nonemployee directors, will make all administrative determinations under the Directors Plan.

Each individual who first joins the Board of Directors as a nonemployee director on or after the effective date of this offering will receive at that time an option grant for 10,000 ordinary shares. In addition, on the date of the first board meeting immediately following the annual shareholders meeting, commencing with the annual shareholders meeting held in 2000, the Company shall grant to each nonemployee director then in office (other than nonemployee directors who received their initial 10,000 share grant under the plan on or after the record date for such annual meeting) an option to purchase 10,000 ordinary shares. In 1999, the grant shall be made on the first business day on which price quotations for CommTouch's ordinary shares are available on the Nasdaq National Market, and the fair market value of the ordinary shares on that day shall be the price at which ordinary shares were offered to the public on that day. Each option granted under the Directors Plan shall become exercisable with respect to one fourth of the number of shares covered by such option three months after the date of grant and with respect to one third of the remaining shares subject to the option every three months thereafter. Each option will have an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors. In the event of such earlier termination, an optionee may exercise options held at the date of termination to the extent then exercisable, within three months after such date, but not thereafter; provided, however, the optionee has two years from the date of termination to exercise vested options if such termination is due to death or disability. Each option will vest automatically upon a change in control.

APPROVAL OF CERTAIN TRANSACTIONS

Israeli law requires that transactions between a company and its Office Holders (or that benefit its Office Holders) be approved as provided for in the company's articles of association. Approval by a majority of the disinterested members of the audit committee and of the board of directors is generally required, and in certain circumstances shareholder approval may also be required.

Israeli law requires that an Office Holder of a company first promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once the Office Holder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the Office Holder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities), then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by its board of directors. Under certain circumstances, shareholder approval is required. For example, shareholders must approve all compensation paid to directors in whatever capacity. An Office Holder with a personal interest in any matter may not be present at any audit committee or Board of Directors meeting where such matter is being approved, and may not vote. For information concerning the direct and indirect personal interests of certain Office Holders and principal shareholders of CommTouch in certain transactions with CommTouch, see "Certain Transactions."

The new Israeli Companies Law, which will become effective on February 1, 2000, extends the disclosure requirements applicable to an Office Holder to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on Nasdaq. Certain transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the Board of Directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the Board of Directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting; the transaction can be approved by shareholders without this one third approval, if the total share holdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an Office Holder. Moreover, a company can indemnify an Office Holder for monetary liability in connection with his activities as an Office Holder.

The Articles of Association of CommTouch allow CommTouch to insure and indemnify Office Holders to the fullest extent permitted by law.

Certain members of our management team are officers of our subsidiary, CommTouch Software, Inc. a California corporation, or reside in California. The Articles of Incorporation of CommTouch Software, Inc. provide that the liability of the directors of the corporation CommTouch Software, Inc. for monetary damages shall be eliminated to the fullest extent permissible under California law and that is authorized to provide for the indemnification of agents of the corporation, as defined in Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

With respect to all proceedings other that shareholder derivative actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for with indemnification if permitted by
Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred by him in connection with the proceeding.

                              CERTAIN TRANSACTIONS

ORDINARY SHARE FINANCINGS

Mr. Yiftah Atir, a director of CommTouch, is a Managing Director of Evergreen Canada Management Ltd., the general partner of Harbour Vest-Evergreen L.P. Pursuant to several Share Purchase Agreements we issued and sold ordinary shares to Evergreen Canada Israel Investments and Company Ltd., Yarok Ad Fund Investment Partnership L.P. and Gmul Investment Company Ltd (the "Evergreen Investors"). These shares were subsequently converted into Series A Convertible Preferred Shares and certain of these shares were transferred to HarbourVest-Evergreen L.P.

PREFERRED SHARE FINANCINGS

Series B Convertible Preferred Shares. Mr. Yoseph Sela, a director of CommTouch, is an Executive Vice President of Gemini Capital Fund Management, which manages Gemini Israel Fund L.P. ("GIF"), and Mr. Allan Barkat, also a director of CommTouch, is a Managing Director of Apax-Leumi Partners, which is the investment advisor to Israel Growth Fund L.P. ("IGF"). Pursuant to a Preferred Share Purchase Agreement entered into in January 1996, we issued and sold 51,085 Series B Convertible Preferred Shares and 13,873 warrants for Series B Convertible Preferred Shares to IGF, GIF, Dr. Ed Mlavsky, Mr. Yosef Sela, and certain of the Evergreen Investors for a total investment of approximately $2,250,000. The Evergreen Investors subsequently transferred their shares to HarbourVest Evergreen L.P.

Series C Convertible Preferred Shares. Mr. Yair Safrai, a director of CommTouch, is a Managing Partner of Concord Ventures, which manages the Concord Funds (as defined below). Pursuant to Preferred Share Letter Agreements entered into in December 1998 and February 1999, we issued and sold (i) 41,570 Series C Convertible Preferred Shares to k.t. Concord Venture Fund (Cayman) L.P., k.t. Concord Venture Fund (Israel) L.P., k.t. Concord Venture Advisors (Cayman) L.P. and k.t. Concord Venture Advisors (Israel) L.P., (the "Concord Funds") for a total investment of approximately $3,000,000; (ii) 16,249 Series C Convertible Preferred Shares to IGF for a total investment of approximately $1,173,000; and
(iii) 12,779 Series C Convertible Preferred Shares to GIF for approximately $922,000.

OPTION EXERCISES AND PURCHASES OF SHARES SUBJECT TO REPURCHASE BY CERTAIN
OFFICERS

Gideon Mantel is the Chief Executive Officer and a Director of CommTouch. On March 17, 1999, Mr. Mantel exercised certain options granted to him by CommTouch. In consideration for the Ordinary Shares purchased pursuant to the exercise of the options, he provided CommTouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $341,272. The promissory note bears interest at 4.83%, with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Mantel to purchase 286,120 ordinary shares of CommTouch at a weighted average purchase price of $1.19 per share. The promissory note is secured by a pledge of the stock purchased.

Isabel Maxwell is the President of CommTouch Software, Inc. On March 17, 1999, Ms. Maxwell exercised certain options granted to her by CommTouch. As consideration for the Ordinary Shares purchased pursuant to the exercise of the options, she provided CommTouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $295,858. The promissory note bears interest at 4.83%, with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Ms. Maxwell to purchase 204,040 Ordinary Shares of CommTouch at a purchase price of $1.45 per share. The promissory note is secured by a pledge of the stock purchased.

James Collins is the Chief Financial Officer of CommTouch. On March 17, 1999, Mr. Collins exercised certain options granted to him by CommTouch. As consideration for the Ordinary Shares purchased pursuant to the exercise of the options, Mr. Collins provided CommTouch with a full-recourse promissory note dated March 17, 1999 in the original principal amount of $137,112. The promissory note bears interest at 4.83% with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Collins to purchase 94,560 ordinary shares of CommTouch at a purchase price of $1.45 per share. The promissory note is secured by a pledge of the stock purchased.

Robert "Rip" Gerber is the Vice President of Marketing of CommTouch Software, Inc. On March 17, 1999, Mr. Gerber exercised certain options granted to him by CommTouch. As consideration for the Ordinary Shares purchased pursuant to the exercise of the options, Mr. Gerber provided CommTouch with a promissory note dated March 17, 1999 in the original principal amount of $103,617. The full-recourse promissory note bears interest at 4.83% with payments of interest only due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory note. This loan was used by Mr. Gerber to purchase 71,460 ordinary shares of CommTouch at a purchase price of $1.45 per share. The promissory note is secured by a pledge of the stock purchased.

LOAN TO DR. NAHUM SHARFMAN AND RELATIONSHIP AMONG COMMTOUCH AND DEALTIME.COM LTD., DR. NAHUM SHARFMAN AND AMIR ASHKENAZI

Dr. Nahum Sharfman was a co-founder of CommTouch and served as a director and Chairman of the Board of Directors of CommTouch from inception until January 1999. Dr. Sharfman also served as the Chief Executive Officer of CommTouch until March 31, 1998. On December 31, 1995, CommTouch made a loan of approximately $58,000 to Dr. Sharfman. The loan plus linkage to the Israeli Consumer Price Index was to have been repaid within three years, or within 30 days of the termination of Dr. Sharfman's employment, if earlier. At December 31, 1998 the outstanding balance of this loan was approximately $55,000, payable in NIS.

In 1997 Dr. Sharfman established DealTime.com Ltd. (formerly known as Papricom), together with Mr. Amir Ashkenazi, a former employee of CommTouch.

During an interim period in which CommTouch and DealTime.com Ltd. were negotiating a technology exchange agreement, which ultimately was not signed, CommTouch provided DealTime.com Ltd. with certain services (office and secretarial services, computers and other facilities including, without limitation, all payments made for or on behalf of DealTime.com Ltd.) and access to certain of CommTouch's technology. At the request of DealTime.com Ltd., CommTouch also entered into a Product Distribution Agreement (the "Stock Alert Agreement") with News Alert Inc. DealTime.com has provided technical support and services to News Alert Inc. in connection with the Stock Alert Agreement. CommTouch has entered into three agreements to clarify the rights and obligations of CommTouch, DealTime.com, Dr. Sharfman and Mr. Amir Ashkenazi.

Under the first agreement, Dr. Sharfman and Mr. Ashkenazi acknowledge that CommTouch is the sole owner of all of their inventions invented during their employment with CommTouch and for two years following the termination of their employment, which inventions relate to CommTouch's business and research activities as of April 1, 1998 (except in the field of commerce). They also acknowledge CommTouch's rights to inventions that result from work that they performed for CommTouch at any time, or which are the subject matter of a specified patent application. Dr. Sharfman and Mr. Ashkenazi also agreed not to compete with CommTouch's actual business and research activities as they were on April 1, 1998 (except in the field of ecommerce), through March 31, 2000.

The second agreement, which is between CommTouch and DealTime.com Ltd., confirms that DealTime.com Ltd. shall be solely responsible for all obligations of CommTouch under the Stock Alert Agreement. DealTime.com Ltd. also acknowledges that CommTouch is the sole owner of the Multimedia Desktop Software Technology that CommTouch developed and that was licensed to News Alert Inc., and CommTouch grants DealTime.com Ltd. a royalty-free, non-exclusive, limited license to use that technology to provide support services under the Stock Alert Agreement. DealTime.com Ltd. also agreed to pay $50,000 to CommTouch for all of the services rendered by CommTouch and for the license fees that DealTime.com Ltd. received under the Stock Alert Agreement, and to divide any future revenues and license fees received under the Stock Alert Agreement equally with CommTouch. CommTouch, for its part, waived any claim to an equity interest in DealTime.com Ltd., and agreed that it does not own intellectual property developed by DealTime.com Ltd. other than in breach of the agreements with DealTime.com Ltd. and Messrs. Sharfman and Ashkenazi.

Finally, CommTouch and Dr. Sharfman entered into a Termination of Employment Agreement requiring the repayment by Dr. Sharfman of CommTouch's loan to him by December 31, 1999 and the release to Dr. Sharfman of funded and unfunded severance pay, and containing a waiver by Dr. Sharfman of any rights under stock options that were granted to him.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of ordinary shares as of March 31, 1999, on a pro forma basis to reflect (1) the conversion into ordinary shares of the Series D Convertible Preferred Shares issuable upon conversion of Convertible Promissory Notes issued in April 1999 and (2) the automatic conversion upon completion of this offering of all outstanding preferred shares into ordinary shares by:

     - each person or entity known to CommTouch to own beneficially more than five percent of CommTouch's ordinary shares,

     - each of our directors and officers known to CommTouch to own beneficially more than one percent of CommTouch's ordinary shares, and

     - all executive officers and directors as a group.

                                                                                     PERCENTAGE OF
                                                                                   ORDINARY SHARES(1)
                                                                                  --------------------
                                                             TOTAL SHARES          BEFORE      AFTER
         NAME AND ADDRESS OF BENEFICIAL OWNER            BENEFICIALLY OWNED(1)    OFFERING    OFFERING
         ------------------------------------            ---------------------    --------    --------
Yiftah Atir............................................        1,429,040            15.4%
  HarbourVest-Evergreen L.P.(2)
  55 St. Claire Avenue West, Suite 225
  Toronto, Ontario M4V 247
Allan Barkat...........................................        1,211,260            13.1%
  Israel Growth Fund L.P.(3)
  c/o Apax-Leumi Inc.
  15 Portland Place
  London, England
Yoseph Sela............................................          838,780             9.2%
  Entities affiliated with Gemini Israel Fund L.P.(4)
  11 Galgaley Haplada St. Bldg. 3
  P.O. Box 12226, Herzelia
  46733 Israel
Yair Safrai............................................          831,400             9.0%
  Entities affiliated with Concord Group(5)
  11 Galgaley Haplada St. Bldg. 3
  P.O. Box 12226, Herzelia
  46733 Israel
Nahum Sharfman.........................................          788,420             8.5%
  22 Hameyasdim St., Karkur
  37064 Israel
Gideon Mantel(6).......................................          501,140             5.4%
  c/o CommTouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
Amir Lev...............................................          407,120             4.4%
  c/o CommTouch Software Ltd.
  10 Technology Avenue
  Ein Vered 40696, Israel
Isabel Maxwell(6)......................................          204,040             2.0%
  c/o CommTouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
James Collins(6).......................................           94,560             1.0%
  c/o CommTouch Software, Inc.
  3945 Freedom Circle, Suite 730
  Santa Clara, California 95054
All directors and executive officers as a group (15            5,639,605            60.8%
  persons).............................................

-------------------------
(1) Assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 9,258,120 ordinary shares outstanding as of
    March 31, 1999 and             shares outstanding immediately following
    completion of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Includes shares subject to options exercisable within 60 days after March 31, 1999 as if such shares were outstanding on March 31, 1999 and assumes that no other person has exercised any outstanding options. Except as pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Represents 1,429,040 ordinary shares owned by HarbourVest-Evergreen L.P. Mr. Atir, a director of the Company, is the Managing Director of Evergreen Canada Management Ltd., the general partner of HarbourVest-Evergreen L.P. and, as such, may be deemed to beneficially own such ordinary shares. Mr. Atir disclaims beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.

(3) Represents 1,211,260 ordinary shares owned by Israel Growth Fund, L.P., which is advised by Apax-Leumi Partners, its investment advisor. Mr. Barkat, a director of the Company, is the Managing Director of Apax-Leumi Partners and, as such, may be deemed to beneficially own such ordinary shares. Mr. Barkat disclaims beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.

(4) Represents 660,420 ordinary shares owned by Gemini Israel Fund L.P. ("GIF"), 166,280 ordinary shares owned by Gemini Israel II Parallel Fund L.P. ("GIPF"), 6,040 ordinary shares owned by Yoseph Sela and 6,040 ordinary shares owned by Dr. Ed Mlavsky, the President of Gemini Capital Fund Management, which manages GIF and GIPF. Mr. Sela, a director of the Company, is the Executive Vice President of Gemini Capital Fund Management, and, as such, may be deemed to beneficially own such ordinary shares. Mr. Sela disclaims beneficial ownership of all of Dr. Mlavsky's ordinary shares and of all of the ordinary shares owned by GIF and GIPF except to the extent of his proportional interests therein.

(5) Includes 687,280 ordinary shares owned by k.t. Concord Venture Fund (Cayman), L.P. ("CVF"), 137,400 ordinary shares owned by k.t. Concord Venture Fund (Israel), L.P. ("CVF Israel"), 5,620 ordinary shares owned by k.t. Concord Venture Advisors (Cayman), L.P. ("CVA"), and 1,100 ordinary shares owned by k.t. Concord Venture Advisors (Israel), L.P. ("CVA Israel"). Mr. Safrai, a director of the Company, is the Managing Partner of Concord Ventures, which manages CVF, CVF Israel, CVA and CVA Israel, and, as such, may be deemed to beneficially own such ordinary shares. Mr. Safrai disclaims beneficial ownership of all such ordinary shares except to the extent of his proportional interest therein.

(6) Certain of such shares are subject to a right of repurchase in favor of CommTouch Software, Inc.

                          DESCRIPTION OF SHARE CAPITAL

DESCRIPTION OF SHARES

Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.

As of March 31, 1999, our authorized share capital consisted of 10,683,600 ordinary shares, NIS 0.05 par value and 200,000 Series A Convertible Preferred Shares, 200,000 Series B Convertible Preferred Shares and 165,820 Series C Convertible Preferred Shares, (collectively, the Convertible Preferred Shares), NIS 1.0 par value. As of March 31, 1999, there were 2,148,320 ordinary shares, 97,878 Series A Convertible Preferred Shares, (convertible into 1,957,560 ordinary shares) 62,438 Series B Convertible Preferred Shares (convertible into 1,248,760 ordinary shares) and 153,093 Series C Convertible Preferred Shares (convertible into 3,061,860 ordinary shares) issued and outstanding. In April 1999 we issued $13.2 million worth of Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals. Each preferred share will convert automatically into twenty ordinary shares upon the closing of the offering. At
that time,                ordinary shares will be issued and outstanding
(               ordinary shares if the Underwriters' over-allotment option is exercised in full). No preferred shares will be outstanding after the Offering.

DESCRIPTION OF ORDINARY SHARES

All issued and outstanding ordinary shares of CommTouch are, and the ordinary shares offered hereby when issued and paid for will be, duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Neither the Memorandum of Association or Articles of Association of CommTouch nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

DIVIDEND AND LIQUIDATION RIGHTS

The ordinary shares offered by this prospectus, when issued, will be entitled to the full amount of any cash or share dividend declared from the date of the consummation of the offering.

Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends out of legally available assets and, in the event of the winding up of CommTouch, to share ratably in all assets remaining after payment of liabilities, subject to applicable law. The Board of Directors may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as the Board of Directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the Board of Directors. See "Dividend Policy."

In case of a stock dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. As of the closing of this offering, all of the outstanding preferred shares will convert into ordinary shares, and there will be no authorized but unissued shares with preferential rights over the ordinary shares. Any change in the registered capital of CommTouch, including the creation of a new class of shares with rights superior or inferior to existing classes of shares may be adopted by a "special resolution" (the resolution of the holders of 75 percent or more of the shares participating in a general meeting). Once the creation of a class of shares with preference rights has been approved, the Board of Directors may issue preferred shares, unless the Board is limited from doing so by the Articles of Association or a contractual provision.

An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may appoint by notice to the shareholders. If at such reconvened meeting a quorum is not present within one half hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy will constitute a quorum.

Most shareholder resolutions, including resolutions for the election of directors, the declaration of dividends, the appointment of auditors or the approval of transactions with Office Holders as required by the Companies Ordinance (See "Management -- Approval of Certain Transactions"), will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Certain corporate actions such as:

     - amending the Articles of Association;

     - amending the Memorandum of Association;

     - changing our name;

     - making changes in the capital structure of CommTouch, such as a reduction of capital, increase of capital or share split;

     - merger or consolidation;

     - voluntary winding up; and

     - authorizing a new class of shares or changing special rights of a class of shares must be approved by a "special resolution" and will be deemed adopted only if approved by the holders of not less than 75 percent of the voting power represented in person or by proxy at the meeting and voting thereon, and in some cases 75 percent of the voting power of the affected class of shares.

Upon completion of this offering, our executive officers, directors and five percent or greater shareholders will own beneficially an aggregate of
approximately      percent of the Company's outstanding ordinary shares
(approximately      percent if the underwriters' over-allotment option is
exercised in full). See "Principal Shareholders."

TRANSFER OF SHARES AND NOTICES

Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least 15 days' prior notice of shareholder meetings. A special resolution can be adopted only if shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on (unless all shareholders entitled to vote agree that the meeting may be held on a shorter notice period). For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date not less than 24 days prior to the date of a meeting at which a special resolution is to be submitted for vote, and not less than ten days prior to the date of any other meeting.

MODIFICATION OF CLASS RIGHTS

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by our Articles of Association) may be modified or abrogated by CommTouch by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

DESCRIPTION OF WARRANTS

As of March 31, 1999, CommTouch has outstanding warrants to purchase 13,873 Series B Convertible Preferred Shares held by investors at a weighted average exercise price of $44.04, which warrants expire at the closing of an initial public offering. We also have outstanding warrants to purchase 568 Series B Convertible Preferred Shares issued to Imperial Bank and Imperial Bancorp and warrants to purchase a total of 350 Series B Convertible Preferred Shares issued to various consultants, which warrants expire on various dates in 2002. We also have outstanding warrants to issue 346 Series C Convertible Preferred Shares issued to Imperial Bank and Imperial Bancorp, and warrants to purchase a total of 543 Series C Convertible Preferred Shares issued to various consultants, of which 300 warrants expire on December 2002 and 243 warrants expire on July 2005. We granted Bank Lepituach Ha Taasia warrants, exercisable for three years at the nominal price of NIS 1.00 for each share, with the number of warrants linked to the amount of the credit made available by the bank under this warrant. As of March 31, 1999, Bank Lepituach Ha Taasia had warrants to purchase 89,220 ordinary shares. In April 1999 CommTouch paid in full the outstanding balance under its line of credit with Bank Lepituach Ha Taasia and does not intend to draw on this line of credit in the future.

REGISTRATION RIGHTS

The holders of convertible preferred shares convertible into 7,109,800 ordinary shares (the "Registrable Securities") have certain rights to register those shares under the Securities Act. If requested by holders of a majority of the Registrable Securities after the second anniversary of the date of this offering, CommTouch must file a registration statement under the Securities Act covering all Registrable Securities requested to be included by all holders of such Registrable Securities. CommTouch may be required to effect up to two such registrations. CommTouch has the right to delay any such registration for up to 120 days under certain circumstances, but not more than once during any 12-month period.

In addition, if CommTouch proposes to register any of its ordinary shares under the Securities Act other than in connection with a company employee benefit plan or a corporate reorganization pursuant to Rule 145 under the Securities Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the holders of Registrable Securities may require CommTouch to include all or a portion of their shares in such registration, although the managing underwriter of any such offering has certain rights to limit the number of shares in such registration.

Further, a majority of the holders of Registrable Securities may require CommTouch to register all or any portion of their Registrable Securities on Form F-3 when such form becomes available to CommTouch, subject to certain conditions and limitations. All expenses incurred in connection with all registrations (other than fees, expenses and disbursements of counsel retained by the holders of the Registrable Shares, and underwriters' and brokers' discounts and commissions) will be borne by CommTouch.

The registration rights described in the preceding three paragraphs expire five years after the closing date of this Offering.

All of the holders of Registrable Securities have agreed that they will not exercise any right with respect to any registration for a period of 180 days after the date of this prospectus, without the prior written consent of US Bancorp Piper Jaffray.

ACCESS TO INFORMATION

We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, CommTouch must file with the Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our ordinary shares is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, CommTouch will have outstanding ordinary shares based upon shares outstanding at April 22, 1999, assuming no exercise of the underwriters' over-allotment option and assuming conversion of the convertible preferred shares into 7,109,800 ordinary shares upon the closing
of this offering. Excluding the           ordinary shares offered hereby and
assuming no exercise of the underwriters' over-allotment option, as of the effective date of the registration statement, there will be 9,258,120 ordinary shares outstanding, all of which are "restricted" shares under the Securities Act. All restricted shares are subject to lock-up agreements with the underwriters pursuant to which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of 180 days after the date of this prospectus. U.S. Bancorp Piper Jaffray may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, U.S. Bancorp Piper Jaffray has no current plans to do so.

The following table indicates approximately when the 9,258,120 ordinary shares of CommTouch that are not being sold in the offering but which will be outstanding at the time the offering is complete will be eligible for sale into the public market:

           ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET

At effective Date...............................             0
180 days after Effective Date...................     7,825,360
After 180 days post-effective date..............     2,530,440
                                                     ---------

Most of the restricted shares that will become available for sale in the public market beginning 180 days after the effective date will be subject to certain volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of CommTouch. The general provisions of Rule 144 are described below.

In general, under Rule 144, an affiliate of CommTouch, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of

     - 1% of the then outstanding ordinary shares (approximately        shares
       immediately after this offering) or

     - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about CommTouch. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of CommTouch any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. 1,728,040 of the restricted shares may be resold under Rule 144(k) beginning 180 days after the effective date of the offering.

In addition to the restriction imposed by the securities laws, 436,680 of the restricted shares were issued to certain officers and directors of CommTouch pursuant to restricted stock agreements. Pursuant to the provisions of these agreements, CommTouch Software, Inc. has a repurchase option on any unvested shares. CommTouch Software, Inc.'s repurchase option with respect to such shares lapses ratably over time. At the 180th day after the effective date, approximately 420,600 of those shares will remain subject to the repurchase option.

As of April 22, 1999, 5,000,000 shares were reserved for issuance under our stock option plans, of which options to purchase 694,860 shares were then outstanding. Beginning 180 days after the effective date, approximately 268,700 shares issuable upon the exercise of vested options will become eligible for sale.

In April and May 1999, our shareholders approved:

     - an increase of 4,000,000 shares in the number of ordinary shares reserved under the stock option plans,

     - a reserve of 250,000 shares for options under the Directors Plan and

     - a reserve of 150,000 shares under the ESPP

We intend to file, within 180 days after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register shares issued in connection with option exercises and shares reserved for issuance under all stock plans. Ordinary shares issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and to lock-up agreements.

               U.S. TAX CONSIDERATIONS REGARDING ORDINARY SHARES
                           ACQUIRED BY U.S. TAXPAYERS

The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. CommTouch will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the ordinary shares and, therefore, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all federal income tax consequences that may be relevant to particular investors. This summary does not address the considerations that may be applicable to particular classes of taxpayers, including investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, insurance companies, banks or other financial institutions, broker-dealers, tax-exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of CommTouch's outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in ordinary shares. This summary is addressed only to holders that hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as "United States persons" under
Section 7701 of the Code ("U.S. Holders").

EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

TAX BASIS OF ORDINARY SHARES

A U.S. Holder's tax basis in his or her ordinary shares will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

SALE OR EXCHANGE OF ORDINARY SHARES

A U.S. Holder's sale or exchange of ordinary shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the ordinary shares sold. Subject to the following discussion of the consequences of CommTouch being treated as a Passive Foreign Investment Company or a Foreign Investment Company, such gain or loss will be capital gain or loss if such ordinary shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of ordinary shares will be long-term capital gain or loss if the ordinary shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 20%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

See discussion under "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

TREATMENT OF DIVIDEND DISTRIBUTIONS

For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his or her ordinary shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of CommTouch, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under
Section 243 of the Code. Dividend distributions in excess of CommTouch's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares. Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by CommTouch with respect to ordinary shares will generally constitute "passive income". Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income. See "Israeli Taxation and Investment Programs -- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

INFORMATION REPORTING AND BACKUP WITHHOLDING

Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

TAX STATUS OF COMMTOUCH FOR U.S. FEDERAL INCOME TAX PURPOSES

Passive Foreign Investment Company. If CommTouch were deemed to be a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period for such ordinary shares and an interest charge would be imposed on the amount of deferred tax on such income which is allocated to prior taxable years. Generally, CommTouch will be treated as a PFIC for any tax year if, in such tax year or any prior tax year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value or, if CommTouch elects or if CommTouch is treated as a "controlled foreign corporation" under the Code, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income. CommTouch does not believe it satisfies either of the tests for PFIC status for any tax year to date and, although CommTouch is acquiring substantial cash in connection with this Offering, it expects that the majority of its assets will continue to generate sufficient levels of income to avoid PFIC treatment for U.S. federal income tax purposes. However, since the determination whether CommTouch is a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond CommTouch's control, there can be no assurance that CommTouch will not become a PFIC at some time in the future. If CommTouch were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his or her proportionate share of CommTouch's earnings and profits in years in which CommTouch is a PFIC whether or not distributions of such earnings and profits are actually made to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ordinary shares generally would be taxed as a capital gain. Alternatively, a U.S. Holder may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of its ordinary shares and the adjusted basis of such stock. See "U.S. Consequences Regarding ordinary shares Acquired by U.S. Taxpayers--Sale or Exchange of Ordinary Shares" above. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making a QEF Election if CommTouch is treated as a PFIC.

Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFC"). The CFC provisions may impute some portion of such a corporation's undistributed income to certain U.S. shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment. In general, the CFC provisions will apply to CommTouch only if U.S. shareholders, who are U.S. Holders and who own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock own in the aggregate (or are deemed to own after application of complex attribution rules) more than 50% (measured by voting power or value) of the outstanding stock of CommTouch. CommTouch does not believe that it will be a CFC after this Offering. It is possible that CommTouch could become a CFC in the future. Even if CommTouch were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to U.S. shareholders, who are U.S. Holders and who own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of CommTouch.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company, or a PHC, if (i) five or fewer individuals at any time during the last half of a tax year (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income for the taxable year, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company, or an FPHC and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of (50% for years following the first year it becomes a FPHC) FPHC income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in an FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company, or an FIC if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or unit investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the total value or the total combined voting power of all classes of the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, any gain on the sale or exchange of stock in a foreign corporation, which was a FIC at any time during the period during which a taxpayer held such stock, is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's accumulated earnings and profits.

CommTouch believes that it is not and will not be a PFIC, PHC, FPHC or FIC after this Offering. However, no assurance can be given as to CommTouch's future status.

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following discussion summarizes the current tax laws of the State of Israel as they relate to CommTouch and its shareholders. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of CommTouch's outstanding voting shares). The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as CommTouch. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

CommTouch is subject to corporate tax in Israel. Commencing in the tax year 1993 through and including 1996, the regular rate of corporate tax to which Israeli companies are subject decreased each year, i.e. from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."

Our tax loss carryforwards were approximately $10.4 million as of December 31, 1998. The amount of our tax loss carryforwards will be reduced by any future income of CommTouch that would be fully tax exempt.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for the tax purpose based on changes in the Israeli CPI, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

In addition, subject to certain limitations, depreciation on fixed assets and loss carried forwards are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on CommTouch might be that CommTouch's taxable income, as determined for Israeli corporate tax purposes, will be different from CommTouch's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

CommTouch currently qualifies as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a patent or of know-how, an election under certain conditions to file a consolidated return and accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that CommTouch will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"), provides that a capital investment in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific capital investment program delineated both by its financial scope, including its capital sources, and its physical characteristics, i.e. the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

CommTouch's investment plans have been granted the status of an Approved Enterprise under the Investment Law, in two separate investment programs. These programs provide CommTouch with certain tax benefits as described below; with regard to the first program, CommTouch also received long-term loans guaranteed by the State of Israel. Under the terms of CommTouch's Approved Enterprise programs, income earned by CommTouch from its Approved Enterprises will be tax exempt for a period of two years, commencing with the year in which it first earns taxable income, and subject to a reduced corporate tax rate of 10% to 25% for an additional period of eight years (provided that the total period of tax benefits will not extend past (i) 12 years from the year of commencement of production or (ii) 14 years from the year of approval of approved enterprise status). The reduced corporate tax rate, to which CommTouch's Approved Enterprise program will be subject is dependent on the level of foreign investment in CommTouch. In the event a company operates under more than one approval or only part of its capital investments are approved (a "Mixed Enterprise"), its effective corporate tax rate is the result of a weighted combination of the various applicable rates. Notwithstanding these tax benefits, to the extent CommTouch receives income from countries other than Israel, such income may be subject to withholding tax.

The implementation of the investments under the first plan was finalized by CommTouch in 1995. The implementation of the second plan is expected to be finalized in 1999.

If dividends are distributed out of tax-exempt profit from CommTouch's Approved Enterprises, CommTouch will be liable for corporate tax at the rate which would have been applied if it had not chosen the alternative tax benefits (currently 25% for an Approved Enterprise). Therefore, income derived from CommTouch's Approved Enterprises would be subject to tax if distributed to shareholders as a dividend. See Note 8 to the Consolidated Financial Statements.

The dividend recipient will be taxed at the reduced rate applicable to dividends from Approved Enterprises (currently 15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter, or for an unlimited period in the case of a "Foreign Investors' Company" -- a company more than 25% foreign owned with an Approved Enterprise. This tax must be withheld by the company at source regardless of whether the dividend is converted into foreign currency. See "-- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders." Subject to certain provisions concerning income eligible for exemption if retained, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

The Investment Law also provides that a company with an Approved Enterprise is entitled to accelerated depreciation on its property and equipment included in an approved investment program.

Future applications to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such applications and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest.

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI RESIDENT SHAREHOLDERS

Under existing regulations any capital gain realized by an individual shareholder with respect to the Ordinary Shares acquired on or after the listing of such shares for trading will be exempt from Israeli capital gains tax if the Ordinary Shares are listed on an approved foreign securities market (which includes Nasdaq in the United States), provided that the company continues to qualify as an Industrial Company under Israeli law and provide the individual does not hold such shares for business purposes.

If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty the Israeli capital gains tax rates would be up to 50% for non-Israeli resident individuals and 36% for companies.

Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises), unless a double taxation treaty is in effect between Israel and the shareholder's country of residence that provides for a lower tax rate in Israel on dividends.

A tax treaty between the United States and Israel (the "Treaty"), provides for a maximum tax of 25% on dividends paid to a resident of the United States (as defined in the Treaty). Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax applies to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable). The 12.5% rate applies only on dividends from a company that does not have an Approved Enterprise in the applicable period.

If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax in certain circumstances (there may still be U.S. taxes) upon a disposition of shares in CommTouch if they held under 10% of the Company's voting stock throughout the 12 months before the share disposition. If Israeli capital gains tax is payable, it can be credited against U.S. federal tax under the circumstances specified in the Treaty.

A non-resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel.

TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including depreciation on capital expenditures but excluding depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of the proceeds of government grants are not deductible, i.e. CommTouch will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist
(OCS)(the "Research Committee") are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%). Following the full payment of such royalties, there is no further liability for payment.

The Israeli government further requires that products developed with government grants be manufactured in Israel. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, the Company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the Company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by the Company or an affiliate the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investment(s) made by the Company in the project. The payback will also be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

In order to meet certain conditions in connection with the grants and programs of the OCS, the Company has made certain representations to the Israel government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations has differed and may in the future differ, from the Company's representations. If, after receiving grants under certain of such programs, the Company fails to meet certain conditions to those benefits, including, with respect to grants received from the OCS, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of Israel tax or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

The Company participates in programs sponsored by the OCS for the support of research and development activities. Through December 31, 1998, the Company had recorded grants from OCS aggregating $653,000 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS of 3% to 5% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100% of the grants received. Through March 31, 1999, the Company has accrued and paid royalties to the OCS in the aggregate amount of $253,000. At March 31, 1999, the aggregate OCS contingent liability was $400,000.

Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, there can be no assurance that applications to the OCS will be approved or, if approved, what the amounts of the grants will be.

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

The Company has received grants relating to its overseas marketing expenses from the Marketing Fund. These grants are awarded for specific expenses incurred by the Company for overseas marketing and are based upon the expenses reported by the Company to the Marketing Fund. All marketing grants recorded from the Marketing Fund until 1997 are linked to the dollar and are repayable as royalties at the rate of 3% of the amount of increases in export sales realized by the Company from the Marketing Fund. Grants recorded beginning January 1, 1998 bear royalties of 4% plus interest at LIBOR rates. The Company will face royalty obligations on grants from the Marketing Fund only to the extent it actually achieves increases in export sales. The proceeds of these grants are presented in the Company's consolidated Financial Statements as offsets to marketing expenses. Through December 31, 1998, the Company had received grants from the Marketing Fund in the amount of approximately $279,000. At March 31, 1999 the aggregate contingent liability was approximately $110,000.

                              CONDITIONS IN ISRAEL

CommTouch is incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, CommTouch is directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

POLITICAL CONDITIONS

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon CommTouch.

Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. CommTouch does not believe that the boycott has had a material adverse effect on CommTouch, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of CommTouch's business.

Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

ECONOMIC CONDITIONS

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The current Israeli government elected in 1996 has expressed its intention to reduce government involvement in the economy by various means, including relaxation of foreign currency controls and certain budgetary restraints, and privatization of certain government-owned companies. The Israeli government has periodically changed its policies in all these areas.

Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

TRADE AGREEMENTS

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had such relations.

ASSISTANCE FROM THE UNITED STATES

Israel receives significant amounts of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during U.S. fiscal years 1993 to 1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel may issue up to $2 billion in principal amount of guaranteed loans each year, subject to reduction in certain circumstances. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. If the grants for economic and military assistance or the United States loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray, Prudential Securities Incorporated and Warburg Dillon Read LLC, a subsidiary of UBS AG, are acting as representatives, have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
U.S. Bancorp Piper Jaffray Inc. ............................
Prudential Securities Incorporated..........................
Warburg Dillon Read LLC, a subsidiary of UBS AG.............
                                                                  --------

          Total.............................................

The underwriters have advised us that they propose to offer the shares to the
public at $     per share. The underwriters propose to offer the shares to
certain dealers at the same price less a concession of not more than $     per
share. The underwriters may allow and the dealers may reallow a concession of
not more than $     per share on sales to certain other brokers and dealers.
After the offering, these figures may be changed by the representatives.

Of the           ordinary shares offered by us, up to           shares will be
reserved for sale to persons designated by us. Shares not sold to these persons will be reoffered immediately by the underwriters to the public at the initial public offering price. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We have granted to the underwriters an option to purchase up to an additional ordinary shares from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting fees to be paid by us to the underwriters and the expenses to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                                      TOTAL
                                                           ---------------------------
                                               PER SHARE   NO EXERCISE   FULL EXERCISE
                                               ---------   -----------   -------------
Underwriting discounts and commissions.......   $            $              $
Expenses.....................................   $   --       $              $

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors, executive officers, principal shareholders and optionholders have agreed to certain restrictions on our ability to sell additional ordinary shares for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, or any securities convertible into, or exercisable or exchangeable for, ordinary shares, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for our sales in connection with the exercise of options granted and the granting of options to purchase up to an
additional           shares under our existing stock option plans and certain
other exceptions. However, U.S. Bancorp Piper Jaffray may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. As of the date of this prospectus, there are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sales of ordinary shares prior to the expiration of the lock-up period.

Prior to the offering, there has been no established trading market for the ordinary shares. The initial public offering price for the ordinary shares offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the ordinary shares will correspond to the price at which the ordinary shares will trade in the public market subsequent to this offering or that an active public market for the ordinary shares will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ordinary shares for their own account by selling more ordinary shares than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing ordinary shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ordinary shares by bidding for or purchasing ordinary shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if ordinary shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the ordinary shares to the extent that it discourages resales of the ordinary shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

Certain legal matters with respect to United States law are being passed upon for CommTouch by McCutchen, Doyle, Brown & Enersen, LLP, Palo Alto, California. The validity of the ordinary shares offered hereby is being passed upon for CommTouch by Naschitz, Brandes & Co., Tel-Aviv, Israel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, with respect to United States law, and by Yigal Arnon & Co., Tel-Aviv, Israel, with respect to Israeli law. The partners of McCutchen, Doyle, Brown & Enersen, LLP, beneficially own an aggregate of 13,840 ordinary shares.

                                    EXPERTS

The consolidated financial statements of CommTouch Software Ltd. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 appearing in this prospectus and Registration Statement have been audited by Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

                                 ISA EXEMPTION

The Israel Securities Authority has granted CommTouch an exemption from the obligation to publish this prospectus in the manner required pursuant to the prevailing laws of the State of Israel, and from the obligation to file periodic reports with the Israel Securities Authority. CommTouch will make a copy of each report filed in accordance with United States law available for public review at its principal office in Israel.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060. Information contained on the CommTouch websites does not constitute part of this prospectus.

After the offering, we will become subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange
Act). We, as a "foreign private issuer," are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.

                      ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, and most of our directors and many of the executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. CommTouch Software Inc. is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

     - the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

     - the judgment is no longer appealable,

     - the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

     - the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if (i) the judgment was obtained by fraud, (ii) there was no due process, (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel. Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

                            COMMTOUCH SOFTWARE LTD.

             CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 1999
                                IN U.S. DOLLARS

                                     INDEX

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statement of Changes in Shareholders' Equity
  (Deficit).................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
COMMTOUCH SOFTWARE LTD.

We have audited the accompanying consolidated balance sheets of CommTouch Software Ltd. and its subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the consolidated financial position of CommTouch Software Ltd. and its subsidiary as of December 31, 1997 and 1998, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel
March 15, 1999
(Except for Note 11, as to which the date is April 22, 1999)

The foregoing report is in the form that will be signed upon the completion of the recapitalization described in Note 11 of the consolidated financial statements.

Tel-Aviv, Israel                                                          KOST, FORER & GABBAY
April 22, 1999                                                   A member of Ernst & Young International

                            COMMTOUCH SOFTWARE LTD.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                            PRO FORMA
                                                                                          SHAREHOLDERS'
                                                         DECEMBER 31,                     EQUITY AS OF
                                                       -----------------    MARCH 31,       MARCH 31,
                                                        1997      1998         1999           1999
                                                       ------   --------   ------------   -------------
                                                                                   (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents..........................  $  324   $    834     $  3,226
  Trade receivables..................................      49        133          321
  Prepaid expenses...................................      13         96          375
  Government authorities.............................      38         45           61
  Other accounts receivable..........................      29        103           93
                                                       ------   --------     --------
          Total current assets.......................     453      1,211        4,076
Severance Pay Fund...................................     214        223          240
Property and Equipment, net..........................     398        932        1,709
                                                       ------   --------     --------
                                                       $1,065   $  2,366     $  6,025
                                                       ======   ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Short-term bank line of credit.....................  $  733   $  1,328     $  1,086
  Current portion of bank loans and capital leases...      66        112          118
  Trade payables.....................................     355        446          464
  Employees and payroll accruals.....................     252        313          303
  Government authorities.............................     232        246          274
  Deferred revenue...................................      --         74          132
  Other liabilities..................................      79        132          281
                                                       ------   --------     --------
          Total current liabilities..................   1,717      2,651        2,658
                                                       ------   --------     --------
Long-term Portion of Bank Loans and Capital Leases...      28        164          133
Accrued Severance Pay................................     338        366          427
                                                       ------   --------     --------
                                                          366        530          560
                                                       ------   --------     --------
Commitments and Contingent Liabilities...............
Shareholders' Equity (Deficit)
  Convertible Preferred shares --
     Series A, B and C Convertible Preferred
       Shares -- Authorized: 565,820 shares of NIS 1
       par value; Issued and outstanding: 183,637,
       221,265 and 313,409 shares as of December 31,
       1997, 1998 and March 31, 1999, respectively;
       Aggregate liquidation preference of
       approximately $13,200 and $23,200 as of
       December 31, 1998 and March 31, 1999
       (unaudited), respectively; Issued and
       outstanding pro forma: no shares as of March
       31, 1999......................................      63         74           96             --
  Ordinary Shares --
     Authorized: 12,000,000, 11,515,000 and
       10,683,600 shares of NIS 0.05 par value as of
       December 31, 1997 and 1998 and March 31, 1999,
       respectively; Issued and outstanding:
       1,450,040 shares as of December 31, 1997, 1998
       and 2,148,320 shares as of March 31, 1999,
       respectively; Issued and outstanding pro
       forma: 9,258,120 shares as of March 31,
       1999..........................................      27         27           35            131
Additional Paid-in Capital...........................   6,295     11,256       24,910         24,910
Stock-Based Employee Deferred Compensation...........      --       (418)      (7,282)        (7,282)
Notes Receivable from Shareholders...................     (77)       (77)        (964)          (964)
Accumulated Deficit..................................  (7,326)   (11,677)     (13,988)       (13,988)
                                                       ------   --------     --------       --------
          Total Shareholders' Equity (Deficit).......  (1,018)      (815)       2,807       $  2,807
                                                       ------   --------     --------       --------
                                                       $1,065   $  2,366     $  6,025
                                                       ======   ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                                ---------------------------    -------------------
                                                 1996      1997      1998       1998        1999
                                                -------   -------   -------    -------    --------
                                                                                   (UNAUDITED)
Revenues:
  Email Services..............................  $    --   $    --   $   389    $   32     $   346
  Software licenses...........................    2,641       711        --        --          --
  Software maintenance and services...........      493       188        --        --          --
                                                -------   -------   -------    ------     -------
          Total revenue.......................    3,134       899       389        32         346
                                                -------   -------   -------    ------     -------
Cost of revenues:
  Email Services..............................       --        --       569        59         405
  Software licenses...........................       79        21        --        --          --
  Software maintenance and services...........      384       144        --        --          --
                                                -------   -------   -------    ------     -------
          Total cost of revenues..............      463       165       569        59         405
                                                -------   -------   -------    ------     -------
Gross profit (loss)...........................    2,671       734      (180)      (27)        (59)
                                                -------   -------   -------    ------     -------
Operating expenses:
  Research and development, net...............    1,479     1,108     1,149       266         307
  Sales and marketing.........................    1,965     2,202     2,001       459         481
  General and administrative..................      465       829       604       138         807
  Amortization of stock-based employee
     deferred compensation....................       --        --        91         2         386
                                                -------   -------   -------    ------     -------
          Total operating expenses............    3,908     4,139     3,845       865       1,981
                                                -------   -------   -------    ------     -------
Operating loss................................   (1,237)   (3,405)   (4,025)     (892)     (2,040)
Interest expense and other, net...............      (45)      (68)     (326)      (27)       (271)
                                                -------   -------   -------    ------     -------
Net loss......................................  $(1,282)  $(3,473)  $(4,351)   $ (919)    $(2,311)
                                                =======   =======   =======    ======     =======
Basic and diluted net loss per share..........  $ (0.66)  $ (2.40)  $ (3.00)   $(0.63)    $ (1.50)
                                                =======   =======   =======    ======     =======
Weighted average number of shares used in
  computing basic and diluted net loss per
  share.......................................    1,934     1,450     1,450     1,450       1,546
                                                =======   =======   =======    ======     =======
Pro forma basic and diluted net loss per share
  (unaudited).................................                      $ (0.78)              $ (0.32)
                                                                    =======               =======
Weighted average number of shares used in
  computing pro forma basic and diluted net
  loss per share (unaudited)..................                        5,594                 7,313
                                                                    =======               =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.

                           CONSOLIDATED STATEMENT OF
                   CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            CONVERTIBLE                                         STOCK-BASED
                                          PREFERRED SHARES     ORDINARY SHARES     ADDITIONAL     EMPLOYEE
                                          ----------------   -------------------    PAID-IN       DEFERRED       NOTES
                                          SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION   RECEIVABLE
                                          -------   ------   ----------   ------   ----------   ------------   ----------
Balance as of January 1, 1996...........       --    $--      3,372,760    $ 63     $ 1,935       $    --        $ (77)
  Conversion of Ordinary shares into
    Convertible Preferred shares........   97,878     36     (1,922,720)    (36)         --            --           --
  Issuance of shares....................   62,438     20             --      --       2,689            --           --
  Net loss..............................       --     --             --      --          --            --           --
                                          -------    ---     ----------    ----     -------       -------        -----
Balance as of December 31, 1996.........  160,316     56      1,450,040      27       4,624            --          (77)
  Issuance of shares....................   23,321      7             --      --       1,625            --           --
  Warrants issued for services received
    and bank line of credit.............       --     --             --      --          46            --           --
  Net loss..............................       --     --             --      --          --            --           --
                                          -------    ---     ----------    ----     -------       -------        -----
Balance as of December 31, 1997.........  183,637     63      1,450,040      27       6,295            --          (77)
  Issuance of shares....................   37,628     11             --      --       4,061            --           --
  Warrants issued for services received
    and bank line of credit.............       --     --             --      --         391            --           --
  Deferred compensation related to
    options issued to employees.........       --     --             --      --         509          (509)          --
  Amortization of deferred
    compensation........................       --     --             --      --          --            91           --
  Net loss..............................       --     --             --      --          --            --           --
                                          -------    ---     ----------    ----     -------       -------        -----
Balance as of December 31, 1998.........  221,265     74      1,450,040      27      11,256          (418)         (77)
                                          -------    ---     ----------    ----     -------       -------        -----
  Issuance of shares (unaudited)........   92,144     22             --      --       5,270            --           --
  Issuance of shares upon exercise of
    warrants (unaudited)................       --     --         35,600       *          --            --           --
  Ordinary shares issued for notes
    receivable (unaudited)..............       --     --        662,680       8         879            --         (887)
  Warrants issued for services and bank
    line of credit (unaudited)..........       --     --             --      --         255            --           --
  Deferred compensation related to
    options issued to employees
    (unaudited).........................       --     --             --      --       7,250        (7,250)          --
  Amortization of deferred
    compensation........................       --     --             --      --          --           386           --
  Net loss (unaudited)..................       --     --             --      --          --            --           --
                                          -------    ---     ----------    ----     -------       -------        -----
Balance as of March 31, 1999
  (unaudited)...........................  313,409    $96      2,148,320    $ 35     $24,910       $(7,282)       $(964)
                                          =======    ===     ==========    ====     =======       =======        =====


                                          ACCUMULATED
                                            DEFICIT      TOTAL
                                          -----------   -------
Balance as of January 1, 1996...........   $ (2,571)    $  (650)
  Conversion of Ordinary shares into
    Convertible Preferred shares........         --          --
  Issuance of shares....................         --       2,709
  Net loss..............................     (1,282)     (1,282)
                                           --------     -------
Balance as of December 31, 1996.........     (3,853)        777
  Issuance of shares....................         --       1,632
  Warrants issued for services received
    and bank line of credit.............         --          46
  Net loss..............................     (3,473)     (3,473)
                                           --------     -------
Balance as of December 31, 1997.........     (7,326)     (1,018)
  Issuance of shares....................         --       4,072
  Warrants issued for services received
    and bank line of credit.............         --         391
  Deferred compensation related to
    options issued to employees.........         --          --
  Amortization of deferred
    compensation........................         --          91
  Net loss..............................     (4,351)     (4,351)
                                           --------     -------
Balance as of December 31, 1998.........    (11,677)       (815)
                                           --------     -------
  Issuance of shares (unaudited)........         --       5,292
  Issuance of shares upon exercise of
    warrants (unaudited)................          *          --
  Ordinary shares issued for notes
    receivable (unaudited)..............         --          --
  Warrants issued for services and bank
    line of credit (unaudited)..........         --         255
  Deferred compensation related to
    options issued to employees
    (unaudited).........................         --          --
  Amortization of deferred
    compensation........................         --         386
  Net loss (unaudited)..................   $ (2,311)    $(2,311)
                                           --------     -------
Balance as of March 31, 1999
  (unaudited)...........................   $(13,988)    $ 2,807
                                           ========     =======

----------------
* Represents amount less than one thousand dollars

  The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    THREE MONTHS
                                                                                        ENDED
                                                       YEAR ENDED DECEMBER 31,        MARCH 31,
                                                     ---------------------------   ---------------
                                                      1996      1997      1998     1998     1999
                                                     -------   -------   -------   -----   -------
                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................  $(1,282)  $(3,473)  $(4,351)  $(918)  $(2,311)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization.................      303       206       236      44       173
     Amortization of stock-based employee deferred
       compensation and warrants issued for service
       received and bank line of credit............       --        46       482      34       641
     Decrease (increase) in trade receivables......     (509)      738       (84)    (16)     (188)
     Decrease (increase) in other accounts
       receivable and prepaid expenses.............      (61)       14      (164)    (27)     (285)
     Increase (decrease) in trade payables.........      181        99        91    (176)       18
     Increase (decrease) in other liabilities......       27      (147)      128      42       167
     Increase in deferred revenue..................       --        --        74      25        58
     Increase (decrease) in accrued severance pay,
       net.........................................       28       (54)       19      (3)       44
     Other.........................................        8        --        --      --        --
                                                     -------   -------   -------   -----   -------
       Net cash used in operating activities.......   (1,305)   (2,571)   (3,569)   (995)   (1,683)
                                                     -------   -------   -------   -----   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............     (427)      (93)     (442)    (57)     (950)
                                                     -------   -------   -------   -----   -------
       Net cash used in investing activities.......     (427)      (93)     (442)    (57)     (950)
                                                     -------   -------   -------   -----   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank line of credit, net..............     (157)      733       595      78      (242)
  Short-term shareholders' loans...................     (121)       --        --      --        --
  Principal payment of bank loans..................      (63)      (67)      (94)    (12)       --
  Payment of capital lease.........................       --        --       (52)     --       (25)
  Proceeds from issuance of shares.................    2,709     1,632     4,072     760     5,292
                                                     -------   -------   -------   -----   -------
       Net cash provided by financing activities...    2,368     2,298     4,521     826     5,025
                                                     -------   -------   -------   -----   -------
Increase (decrease) in cash and cash equivalents...      636      (366)      510    (226)    2,392
  Cash and cash equivalents at the beginning of the
     period........................................       54       690       324     324       834
                                                     -------   -------   -------   -----   -------
Cash and cash equivalents at the end of the
  period...........................................  $   690   $   324   $   834   $  98   $ 3,226
                                                     =======   =======   =======   =====   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITY:
Cash paid during the year:
Interest...........................................  $    10   $    48   $    97   $   5   $    33
                                                     =======   =======   =======   =====   =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
  Capital lease obligations........................  $    --   $    --   $   328   $  --   $    --
                                                     =======   =======   =======   =====   =======
  Ordinary shares issued for notes receivable from
     shareholders..................................  $    --   $    --   $    --   $  --   $   887
                                                     =======   =======   =======   =====   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            COMMTOUCH SOFTWARE, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CommTouch Software Ltd. (the "Company" or "CommTouch") was incorporated under the laws of Israel in 1991. The Company, together with its United States subsidiary, CommTouch Software Inc., ("CSI") a California corporation, is a provider of Web-based email and communications solutions to business partners (customers) who in turn offer those solutions to their end-users. From inception through 1997, the Company generated revenues primarily from sale maintenance and service of stand-alone email client software products for both mainframe and personal computers. From 1998, the Company began to generate revenues by providing email services to its business partners. Email service revenues are derived from contracts that provide for a minimum service commitment fee, revenue sharing from advertising, direct marketing and communications services, and a per emailbox fee.

Revenues derived from the Company's largest business partner represent 54% of the Company's revenues in 1998.

In 1998, a majority of the Company's sales were made in Europe, the Far East and North America.

The consolidated financial statements have been prepared in accordance with generally accepted accounting policies in the United States, and include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated.

The majority of the Company's sales are made in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which the Company operates, the dollar is its functional and reporting currency. Non dollar transactions and balances have been remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statements of operations.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized on a straight line basis over the lease term.

Research and Development:

Research and development costs are charged to the statement of operations as incurred. Statement of Financial Accounting Standards Board No. 86 "Accounting for the Costs of Computer Software to be

                            COMMTOUCH SOFTWARE, LTD.

Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

Revenue Recognition:

Commencing 1998, the Company derives its revenues from providing web-based email services. Revenues from contracts that are not dependent upon the number of mailboxes and provide non-refundable fixed payments are recognized ratably over the contract term. Revenues from contracts based on a share of advertising revenues earned by business partners are recognized when such revenues are earned. Revenues from set up and installation fees are recognized upon installation. Amounts billed or received in advance of service delivery are recorded as deferred revenue.

Revenues from software products sales which occurred through 1997 were recognized upon delivery of the software master for reproduction and distribution, provided no significant vendor obligations remained, and collection of the related receivable was probable in accordance with Statement of Position 91-1.

Royalty-Bearing Grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, when expenses under such approved projects are incurred. Development grants amounted to none in 1996, $288,000 in 1997 and none in 1998.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash equivalents. The majority of the Company's cash and cash equivalents are invested in dollar and dollar linked investments and are deposited in major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to customers located primarily in Europe, the Far East and North America. The Company performs ongoing credit evaluations of its customers. In 1997, the Company wrote off approximately $170,000 of account receivables uncollectible.

Accounting for Stock-Based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized.

                            COMMTOUCH SOFTWARE, LTD.

In accounting for warrants granted to other than employees, the provisions of Statement of Financial Accounting Standard Board ("SFAS") No. 123, "Accounting for Stock based Compensation" were applied.

Basic and Diluted Loss Per Share:

Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented.

Basic net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the weighted average number of dilutive potential ordinary shares considered outstanding during the year. Basic and diluted pro forma net loss per share, as presented in the statements of operations, have been computed as described above and also give effect to the automatic conversion of the Convertible Preferred shares that will convert upon the closing of an initial public offering (using the as-if converted method from original date of issuance).

All convertible preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share were 734,980, 911,680 and 1,236,100 for the years ended December 31, 1996, 1997 and 1998.

Unaudited Pro Forma Shareholders' Equity (Deficit)

If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding will automatically be converted into ordinary shares. Unaudited pro forma shareholders' equity at March 31, 1999, as adjusted for the assumed conversion of those shares outstanding at March 31, 1999 is disclosed on the balance sheet.

Comprehensive Income:

As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income ("SFAS 130")." SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components, however, the adoption of this Statement had no impact on the financial statements, as the Company had no items of other comprehensive income in any period presented.

Severance Pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor

                            COMMTOUCH SOFTWARE, LTD.

agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

Fair Value of Financial Instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents -- The carrying amounts of these items approximate their fair value due to the short-term maturity of such instruments.

Short-term bank credit, long-term bank loans and capital leases -- The carrying amounts of the Company's borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Impact of Recently Issued Accounting Standards:

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company is required to adopt SFAS 133 for the year ending December 31, 2000. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because the Company currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material effect on the Company's financial condition and results of operations.

Unaudited Information:

The financial statements include the unaudited consolidated balance sheets and the related consolidated statements of operations, changes in shareholders equity (deficit) and cash flows for the three months ended March 31, 1999. This unaudited information has been prepared by the Company on the same basis as the audited consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

2. PROPERTY AND EQUIPMENT

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              ----    ------
                                                              (IN THOUSANDS)
Cost:
  Computers and peripheral equipment........................  $518    $1,260
  Office furniture and equipment............................    85        90
  Motor vehicles............................................   103       118
  Leasehold improvements....................................   129       137
                                                              ----    ------
                                                               835     1,605
Less accumulated depreciation...............................   437       673
                                                              ----    ------
                                                              $398    $  932
                                                              ====    ======

                            COMMTOUCH SOFTWARE, LTD.

Computers and peripheral equipment under various capital lease agreements amounted to approximately $328,000 and their accumulated depreciation amounted to approximately $38,000 as of December 31, 1998.

Depreciation expenses amounted to approximately $137,000, $145,000, and $236,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

3. SHORT-TERM BANK LINE OF CREDIT

As of December 31, 1998, the Company has an authorized line of credit in the amount of $1,300,000 which was fully utilized. The credit line bears interest at an annual rate of LIBOR + 3%. For overdrawn amounts in excess of the Company's authorized line of credit, the Company is subject to an annual interest rate of LIBOR + 8%.

Weighted average interest for 1997 and 1998 was LIBOR +3%.

In consideration of the line of credit, the bank is entitled to receive warrants for ordinary shares at an exercise price equal to the par value subject to the outstanding utilized line of credit per month (see Note 9).

As collateral for all the Company's liabilities to the bank, a floating charge (security interest on all assets of the Company as they exist from time to time) has been placed on all assets of the Company, and the Company's authorized share capital, goodwill and insurance rights are pledged at fixed charges.

4. LONG-TERM BANK LOANS AND CAPITAL LEASES

                                                               DECEMBER 31,
                                                              ---------------
                                                              1997      1998
                                                              -----    ------
                                                              (IN THOUSANDS)
Bank loans -- Israeli CPI, interest rates range from
  5.3% - 6.3%...............................................  $ 64     $  --
Bank loans -- U.S. Dollar, interest rates range from
  8.3% - 9.7%...............................................    30        --
Capital leases..............................................    --       276
                                                              ----     -----
                                                                94       276
Less current portion........................................    66       112
                                                              ----     -----
                                                              $ 28     $ 164
                                                              ====     =====

In 1998, the Company has repaid its Bank loans.

CSI has leased computers and peripheral equipment under various capital lease agreements, with an option to purchase the equipment upon the expiration of the initial lease term, for the fair market value prevailing at that time, not to exceed 10% of the original cost of the equipment. The annual interest rate of such capital leases ranges between 19.5% and 21.9%.

                            COMMTOUCH SOFTWARE, LTD.

Future minimum lease commitments for the years ending December 31, are as follows, in thousands:

1999........................................    $158
2000........................................     136
2001........................................      23
2002........................................      23
2003........................................      17
                                                ----
                                                 357
Less amount representing interest...........      81
                                                ----
                                                $276
                                                ====

5. ACCRUED SEVERANCE PAY

The Company's liability for severance pay, pursuant to Israeli law, is fully provided. Part of the liability is funded through insurance policies which are designated only for severance payments. The value of these policies is recorded as an asset in the Company's balance sheet. Severance expenses for the years ended December 31, 1996, 1997, and 1998, were approximately $105,000, $73,000 and $62,000, respectively.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases:

The facilities of the Company and CSI are leased under operating leases for periods ending in 2005.

Future minimum lease commitments under non-cancelable operating leases for the years ending December 31, are as follows, in thousands:

1999..........................................  $197
2000..........................................   170
2001..........................................   154
2002..........................................    89
2003..........................................    53
                                                ----
                                                $663
                                                ====

Rent expenses for the years ended December 31, 1996, 1997 and 1998 were approximately $49,000, $55,000 and $56,000, respectively. CSI expanded its facilities by entering into an additional office lease starting 1999, for which the commitment is reflected above.

Royalties:

The Company is required to pay royalties on grants received from the Government of Israel for research and development projects and marketing activities at the rate of 3% - 5% of total revenues, up to an amount equal to 100% to 150% of the original amount received linked to the dollar.

As of December 31, 1998, the Company had an outstanding contingent obligation to pay royalties in the aggregate amount of $532,000.

                            COMMTOUCH SOFTWARE, LTD.

7. RELATED PARTIES

During 1995, the Company issued ordinary shares to three of its directors in exchange for notes receivables. The notes are linked to the Israeli CPI with no additional interest and at December 31, 1998, the total amount outstanding was approximately $77,000 to be repaid by December 31, 1999. These notes are recorded as an offset to additional paid-in capital.

8. INCOME TAXES

Israeli Income Tax:

The Company has been granted "Approved Enterprise" status in two separate investment programs approved in 1993 and 1995 by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").

Undistributed Israeli income derived from each of its "Approved Enterprise" programs entitle the Company to tax-exemption for a period of two years commencing the first year it will earn taxable income (not commenced yet) and to a reduced tax rate of 10% - 25% for an additional period of eight years (depending on the level of foreign-investment in the Company). These tax benefits, are subject to a limitation of the earlier of twelve years from commencement of operation, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%.

The Company's first investment program commenced operation in 1995, while the second program has not yet been completed.

The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company's board of directors has determined that such tax exempt income will not be distributed as dividends.

Income from sources other than the "Approved Enterprise," during the benefit period, will be subject to tax at regular corporate tax rates of 36%.

The Company is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, including accelerated rate of depreciation and deduction of public offering expenses.

As of December 31, 1998, Israeli net operating loss carryforwards amounted to approximately $5,700,000. Such net operating loss may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

U.S. Income Tax:

As of December 31, 1998, CSI has U.S. federal net operating loss carryforwards of approximately $4,700,000. The net operating loss expires in various amounts between the years 2010 and 2016.

Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                            COMMTOUCH SOFTWARE, LTD.

Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1998
                                                              ------   ------
                                                              (IN THOUSANDS)
Deferred tax assets:
U.S. operating loss carryforwards...........................  $1,052   $1,656
Reserves and allowances not currently deductible............       6       15
                                                              ------   ------
Net deferred tax asset before valuation allowance...........   1,058    1,671
Valuation allowance.........................................  (1,058)  (1,671)
                                                              ------   ------
Net deferred tax asset......................................  $   --   $   --
                                                              ======   ======

For the year ended December 31, 1998 the valuation allowance increased by approximately $613,000. No utilization of CSI's tax losses carryforwards is expected in the foreseeable future, because of its history of operating losses. In 1996, 1997 and 1998, the Company provided a 100% valuation allowance against the deferred tax assets in respect of these tax loss carryforward and other temporary differences because of the uncertainty of realizing these deferred tax assets.

Pretax loss:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1996     1997     1998
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Domestic....................................................  $  809   $1,602   $2,497
Foreign.....................................................     473    1,871    1,854
                                                              ------   ------   ------
                                                              $1,282   $3,473   $4,351
                                                              ======   ======   ======

9. SHARE CAPITAL

Convertible Preferred Shares:

                                                                   NUMBER OF SHARES
                                    ------------------------------------------------------------------------------
                                       DECEMBER 31, 1997          DECEMBER 31, 1998            MARCH 31, 1999
                         ORIGINAL   ------------------------   ------------------------   ------------------------
                         ISSUANCE                ISSUED AND                 ISSUED AND                 ISSUED AND
                          PRICE     AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING
                         --------   ----------   -----------   ----------   -----------   ----------   -----------
                                                                                                (UNAUDITED)
Series A...............   $17.02     200,000        97,878      200,000        97,878        200,000       97,878
Series B...............   $44.04     200,000        62,438      200,000        62,438        200,000       62,438
Series C...............   $72.17     100,000        23,321      124,250        60,949        165,820      153,093
                                     -------       -------      -------       -------     ----------    ---------
                                     500,000       183,637      524,250       221,265        565,820      313,409
                                     =======       =======      =======       =======     ==========    =========

                            COMMTOUCH SOFTWARE, LTD.

Conversion

Each share of Series A, B and C Convertible Preferred share is convertible into ordinary shares on a twenty-to-one basis (reflecting the April 1999 stock split and subject to adjustment for stock splits, stock dividends and alike).

All Convertible Preferred shares shall be automatically converted immediately prior to the consummation of an initial public offering ("IPO") in which the proceeds to the Company are not less than $10,000,000 and in which the Company's valuation is not less than $30,000,000.

The pro forma shareholders' deficit gives effect to the conversion of all outstanding Convertible Preferred shares as if such conversion occurred on December 31, 1998.

Voting Rights

The holders of Convertible Preferred shares are entitled to vote on all matters submitted to the shareholders with such number of votes which is equal to the number of ordinary shares into which such Preferred shares could be converted.

Liquidation Preference

The Convertible Preferred shares have preference over the Ordinary shares, in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary. The liquidation preference is equal to the greater of the full amount originally paid multiplied by 1.5, together with declared but unpaid dividends in respect thereof or the pro rata amount that would have been received had all of the Convertible Preferred shares been converted into ordinary shares immediately prior to such distribution.

Dividends

The holders of any series of the convertible preferred shares shall be entitled to receive dividends as and when declared for the holders of ordinary shares, pari passu, calculated on the basis of the number of Ordinary shares into which such Convertible Preferred shares could then be converted, out of any assets legally available.

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

                            COMMTOUCH SOFTWARE, LTD.

Warrants Issued for Services Received and Bank Lines of Credit:

In 1997, 1998 and in the three months ended March 31, 1999, the Company granted warrants in connection with a bank line of credit, loans, and consulting services received. Warrants outstanding at March 31, 1999:

                                                     WARRANTS FOR
                                              ---------------------------   EXERCISE
                              IN CONNECTION   ORDINARY     CONVERTIBLE      PRICE PER   EXERCISABLE
         ISSUE DATE               WITH         SHARES    PREFERRED SHARES     SHARE       THROUGH
         ----------           -------------   --------   ----------------   ---------  -------------
December 1997                  bank line       59,060                       par value  December 2000
  through October 1998         of credit
November 1998 through March    bank line       30,160                       par value  October 2001
  1999                         of credit
December 1997                  bank loan                 346 Series C       $72.17     December 2002
June 1997                      bank loan                 568 Series B       $44.04     June 2002
September 1997                 consulting                300 Series C       par value  (1)
                                services
April 1998                     consulting                350 Series B       par value  (l)
                                services
July 1998                      consulting                243 Series C       $72.17     July 2005
                                services
                                               ------     --------------
                                               89,220    1,807
                                              --------   -------
                                              --------   -------

(1) The earlier of December 2002 or an IPO with net proceeds to the Company of $10,000,000, or a merger or an acquisition.

In addition, in February 1998, in consideration of consulting services received, the Company issued warrants for 35,600 ordinary shares at $0.36 per share. The warrants were exercised in October 1998, with the ordinary shares issued in the first quarter of 1999 (see Note 11).

In connection with the amounts of the warrants:

The Company recorded $17,000, $264,000 and $255,000 as compensation expense in 1997, 1998 and the three months ended March 31, 1999, that were included in interest expense, and $21,000 and $135,000 in 1997 and 1998 that were included for operating expenses.

                            COMMTOUCH SOFTWARE, LTD.

Warrants to Investors:

The Company issued to certain Series B Convertible Preferred shares investors 13,873 warrants to Series B Convertible Preferred shares in consideration of their investment in the Company. The warrants have an exercise price of $44.04 per share and are exercisable through the earlier of the consummation of an IPO with net proceeds to the Company of at least $10,000,000 or the consummation of the sale of all or substantially all of the assets or shares of the Company. The warrants may be exercised for cash or on a net exercise basis.

Issuance of Ordinary Shares against Promissory Notes:

On March 17, 1999, several employees and officers exercised 662,680 options granted to them by CommTouch. In consideration for the ordinary shares purchased pursuant to the exercise of the options, they provided CommTouch with full recourse Promissory Notes dated March 17, 1999 in the original principal amount of approximately $887,000. The Promissory Notes bear interest at 4.83%, with payments of interest due on December 31 of each year and with the balance due and payable on the fourth anniversary of the date of the promissory notes. The shares purchased are restricted shares, and are subject to a right of repurchase in favor of CommTouch according to the original vesting schedule of the options exercised, generally four years.

Stock Options:

The Company issued options to purchase ordinary shares to its Israeli employees pursuant to individual agreements. In 1996, the Company adopted the 1996 CSI Stock Option Plan for granting options to its U.S. employees to purchase ordinary shares of the Company. As of December 31, 1998 the Company has reserved 2,000,000 ordinary shares. Options granted under such plan and agreements expire generally after 10 years from the date of grant and terminate upon termination of the optionee's employment or other relationship with the Company. The options vest generally ratably over a 4 year period. The exercise price of the options granted under the individual agreements may not be less than the nominal value of the shares into which such options are exercisable or in the case of the subsidiary's plan it may not be less than fair market value. Any options which are canceled or not exercised within the options period become available for future grant.

                            COMMTOUCH SOFTWARE, LTD.

A summary of the Company's stock option activity, and related information for the years ended December 31, is as follows:

                                                                                         WEIGHTED AVERAGE
                                               NUMBER OF SHARES                           EXERCISE PRICE
                                  ------------------------------------------   ------------------------------------
                                          YEARS ENDED           THREE MONTHS                           THREE MONTHS
                                         DECEMBER 31,              ENDED            YEARS ENDED           ENDED
                                  ---------------------------    MARCH 31,     ---------------------    MARCH 31,
                                   1996      1997      1998         1999       1996    1997    1998        1999
                                  -------   -------   -------   ------------   -----   -----   -----   ------------
                                                                (UNAUDITED)                            (UNAUDITED)
                                                                ------------                           ------------
Outstanding at beginning of
  period........................   31,000   457,520   607,040      849,520     $1.45   $0.99   $1.10      $1.20
  Granted.......................  426,520   213,820   251,900      508,020      0.96    1.45    1.45       1.45
  Exercised.....................       --        --        --     (662,680)       --      --      --       1.34
  Forfeited.....................       --   (64,300)   (9,420)          --        --    1.45    1.45         --
                                  -------   -------   -------    ---------     -----   -----   -----      -----
Outstanding at end of period....  457,520   607,040   849,520      694,860     $0.99   $1.10   $1.20      $1.25
                                  =======   =======   =======    =========     =====   =====   =====      =====
Exercisable at end of period....    7,760   165,480   375,580      403,880     $1.45   $1.45   $1.45      $1.45
                                  =======   =======   =======    =========     =====   =====   =====      =====
Deemed fair value of options
  granted at an exercise price
  of:
  -- Less than fair value at
     date of grant..............  $    --   $    --   $  2.46
                                  =======   =======   =======
  -- Equals to fair market value
     at date of grant...........  $  0.45   $  0.61   $    --
                                  =======   =======   =======
  -- Exceeds fair value at date
    of grant....................  $  0.23   $    --   $    --
                                  =======   =======   =======

The options outstanding as of December 31, 1998, have been separated into ranges of exercise price, as follows:

                                                        WEIGHTED
                                    OPTIONS             AVERAGE             WEIGHTED
                               OUTSTANDING AS OF       REMAINING        AVERAGE EXERCISE
       EXERCISE PRICE          DECEMBER 31, 1998    CONTRACTUAL LIFE         PRICE
       --------------          -----------------    ----------------    ----------------
$0.01                               101,520               7.20               $0.01
$1.10 - $1.45                       676,480               8.67               $1.27
$2.20                                71,520               7.58               $2.20
------------                        =======               ====               =====
------------
$0.01 - $2.20                       849,520               8.40               $1.20

Under SFAS 123, pro forma information regarding net income and earnings per share is required (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1996, 1997 and 1998: risk-free interest rates of approximately 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.5 for 1996, 1997 and 1998 and an expected life of the option of 3.5 years, 2.5 years and 1.5 years after the option is vested for 1996,1997 and 1998, respectively, but not sooner than December 1999.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value

                            COMMTOUCH SOFTWARE, LTD.

estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information under SFAS 123:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1996       1997       1998
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Net loss as reported........................................  $(1,282)   $(3,473)   $(4,351)
                                                              =======    =======    =======
Pro forma net loss..........................................  $(1,368)   $(3,600)   $(4,402)
                                                              =======    =======    =======
Pro forma basic and diluted net loss per share..............  $ (0.71)   $ (2.48)   $ (3.04)
                                                              =======    =======    =======

The Company recorded deferred compensation representing the difference between the exercise price and the deemed fair value of the Company's ordinary share at the date of grant. Such amount is being amortized based on an accelerated vesting method over the vesting period of the options, generally 4 years.

                                                                 DEFERRED
                                                               COMPENSATION
                                                              --------------
                                                              (IN THOUSANDS)
Balance as of January 1, 1998...............................       $ --
Deferred compensation related to options issued to
  employees.................................................        509
Less amortization of deferred compensation..................         91
                                                                   ----
Balance as of December 31, 1998.............................       $418
                                                                   ====

10. SELECTED STATEMENTS OF OPERATIONS DATA

Geographic information:

The Company manages its business on the basis of one reportable segment and attributes revenues based on the customers' location, as follows:

                                                                     REVENUES
                                                              ----------------------
                                                               1996     1997    1998
                                                              ------    ----    ----
                                                                  (IN THOUSANDS)
Israel......................................................  $  522    $  1    $ --
U.S.A.......................................................   2,072     543     109
Europe......................................................      19      28     130
Japan.......................................................     380     282     103
Other.......................................................     141      45      47
                                                              ------    ----    ----
                                                              $3,134    $899    $389
                                                              ======    ====    ====

The Company's long-lived assets are as of December 31, are as follows:

                                                               1996     1997    1998
                                                              ------    ----    ----
                                                                  (IN THOUSANDS)
Israel......................................................  $  434    $365    $291
U.S.A.......................................................      48      33     641
                                                              ------    ----    ----
                                                              $  482    $398    $932
                                                              ======    ====    ====

                            COMMTOUCH SOFTWARE, LTD.

11. SUBSEQUENT EVENTS

Series C Convertible Preferred Shares Financing and Exercise of Warrants to Ordinary Shares

In the first quarter of 1999, the Company issued 92,144 Series C Convertible Preferred Shares of NIS 1.0 par value and 35,000 ordinary shares in connection with the exercise of warrants in consideration of approximately $6,596,000 in net proceeds to the Company. An aggregate amount of $1,304,000 was received in October and December 1998 in respect of those shares and was recorded in additional paid in capital.

Convertible Notes Financing

In April 1999, the Company issued convertible promissory Notes (the "Notes") to investors resulting in estimated net cash proceeds of approximately $13,237,000. The Notes will convert into 42,081 Series D Convertible Preferred Shares upon obtaining of certain governmental approvals, and will further convert into 841,620 ordinary shares upon the completion of the IPO. If the Company does not consummate an IPO or a sale of more than 50% of the shares of the Company within twelve months of the closing of the Series D Convertible Preferred Shares, a ratchet provision will come into effect, providing the shareholders with 42,081 additional Series D Convertible Preferred Shares with no additional consideration.

In April 1999, subsequent to the Convertible Notes financing, the Company fully repaid its short-term bank line of credit.

Proposed Public Offering and Related Matters:

The Board of Directors has authorized the Company to file a registration statement with the United States Securities and Exchange Commission for an IPO of its ordinary shares.

In April 1999, the Board of Directors approved a twenty for one ordinary stock split. The stock split will be effected prior to the effective date of the IPO. All Ordinary share numbers, ordinary share option and warrant numbers and Convertible Preferred Shares Conversion ratios have been retroactively adjusted to reflect the stock split. In connection with the IPO, all of CommTouch's Convertible Preferred Shares outstanding will be converted into Ordinary Shares.

Employee Stock Purchase Plan

The CommTouch 1999 Employee Stock Purchase Plan was adopted by the Board of Directors on April 18, 1999 to be effective upon the completion of CommTouch's IPO of its ordinary shares, subject to shareholders' approval. CommTouch has reserved a total of 150,000 shares for issuance under the plan. Eligible employees may purchase Ordinary Shares at 85% of the lesser of the market value of CommTouch's ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period.

Non-Employee Directors Stock Option Plan

The CommTouch 1999 Non-Employee Director Stock Option Plan was adopted, subject to shareholder approval, by the Board of Directors on April 18, 1999 to be effective upon the completion of a CommTouch IPO. CommTouch has reserved a total of 250,000 shares for issuance under this plan. Each individual who first joins the Board of Directors as a nonemployee director on or after the effective date of this offering will receive an option grant for 10,000 ordinary shares. Each option granted under the Non-Employee Directors Plan shall become exercisable with respect to one-fourth of the number of shares covered by such option three months after the date of grant and with respect to one-third of the remaining shares subject to the option every three months thereafter. Each option will have an exercise price equal to the fair market value of the ordinary shares on the grant date of such option. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the Board of Directors.

                        [DESCRIPTION OF COVER GRAPHICS]

DESCRIPTION OF INSIDE FRONT FLAP GRAPHIC

The inside front flap consists of a box in the upper right-hand corner that contains seven smaller boxes with checks inside each box. Next to each of the boxes is a short phrase. These phrases are: "customized branded email, 14 languages, integrated unified messaging, turnkey e-marketing, scalable to millions of users, cost effective, rapid deployment." Running down the left-hand side of the page from the top to the middle in large type is the phrase "For all email and messaging needs . . ." Beneath this box is an arrow pointing towards an envelope. Extending to the right of the envelope is an arrow pointing to the right-hand side of the page. Within this arrow is the company logo (the word "commtouch" with the second "m" tilted and encircled).

DESCRIPTION OF INSIDE FRONT COVER GRAPHIC

The inside front cover consists of a two-page spread. In the middle of the spread on the right-hand side, and aligned to the right in large type, are the words: ". . . I need CommTouch." There are several images and text paragraphs on the spread. Starting from the upper left corner of the spread and working clockwise, there is an image of a mailbox. To the right of this image is a heading in large bold text that reads "Customized Branded Email." Below the heading is italicized text that reads "Email is the most widely used application on the Internet. It's a great way to build your company's brand online with CommTouch's highly customized solutions. CommTouch can put your brand name on millions of emails each day." Continuing clockwise is a heading in large bold text that reads "Integrated Unified Messaging." Below the heading is italicized text that reads "Our technology delivers a fully integrated email solution -- a platform for unified messaging that includes email, voice, fax, and pager communications, all synchronized with today's offline client applications, with integrated features such as calendaring and encryption on the way." To the right of this text is an image of a laptop computer. In the upper right-hand corner and proceeding down the length of the page on the right side are eleven logos representing some of the company's customers. These logos are: BusinessWeek, Talk City, Medscape, Excite, Sohu, ZDNet, First USA, NTT, VerticalNet, LookSmart and Grolier. To the left of this list there is a heading in large bold text that reads "Powerful Partnerships." Below the heading is italicized text that reads, "Some of the largest and best-known brands, web-based companies, and Internet businesses across the globe have turned to CommTouch for their messaging needs. Our technology delivers solutions to companies online, from small businesses to multinational corporations. You're in good company with CommTouch." In the middle of the right page is a heading in large bold text that reads "Secure Scalable Technology." Below the heading is italicized text that reads "With over eight years of email application development behind us, we provide one of the most secure, scalable and flexible email hosting platforms available. Our modular environment and proprietary programming code delivers superior performance levels in email service." To the left of this text is an image of a Greek structure. At the bottom of the right page is a wheelbarrow full of dollar bills. Above and to the left of this image is a heading in large bold text that reads "Your Bottom Line." Below the heading is italicized text that reads "With CommTouch, you can enable turnkey e-marketing and create ecommerce opportunities immediately. Our Premium Services help you build lasting, profitable relationships with your customers online. Turn your website into a profit center today. Monetize Your Message with CommTouch." To the left of this is a heading in large bold text that reads "Instant Community." Below the heading is italicized text that reads "Through our ZapZone Network service, membership/affinity websites and personal homepage owners can provide the CommTouch solution to their online users in less than ten minutes. Today, over 60,000 such websites are Powered By CommTouch." To the left of this text is a stopwatch. Beneath this text is the company's logo, and underneath the logo is the company's website address (www.commtouch.com). To the left of the logo in the lower-left hand corner of the page is a partial image of a globe. Above the globe and extending up along the left side of the page are eight country flags. To the right of the flags is a heading in large bold text that reads "The Global Solution." Below it is italicized text that reads "Email in 14 languages, with more coming online; deployed by our customers in over 150 countries worldwide . . . that's CommTouch.

The Internet is global. If you need a global solution, you need CommTouch. The most well traveled email messaging solution on the planet." Connecting the images in the background are dashed lines.

DESCRIPTION OF INSIDE BACK COVER GRAPHIC

The inside back cover has three screen shots representing examples of the company's email services. Starting from the upper-right hand corner, the upper screen shot shows an image from the website of Excite Japan (www.excite.co.jp), one of the company's business partners. To the left of this image is a large bold heading that reads "Community." Below the heading is text that reads "Excite needed multiple localized email services to build its international online community. CommTouch delivers." Halfway down the page, the middle screen shot shows an image from the website of Talk City (www.talkcity.com), one of the company's business partners. To the right of this image is a large bold heading that reads "Commerce." Below the heading is text that reads "Talk City needed a high level of customization to build its brand with its online audience and help build ecommerce. CommTouch delivers." On the bottom of the page, the lower screen shot shows an image from the website of the company's ZapZone Network service (www.zzn.com). To the right of this image is a large bold heading that reads "Commitment." Below the heading is text that reads "Thousands of webmasters and homepage owners around the world need a turnkey web-based email solution. CommTouch delivers." In the background there is a shaded "m" from the company's logo. At the bottom of the page is the company's logo and website address.

DESCRIPTION OF OUTSIDE BACK COVER GRAPHIC

The outside back cover has the company's logo, the phrase "The global email messaging solution" and the company's website address, www.commtouch.com.

                       [DESCRIPTION OF INTERIOR GRAPHICS]

On page 32, there is a graphic representing the "CommTouch Solution." At the top, there is text reading "CommTouch Solution." Below the text there are three large arrows pointing down to three boxes. Starting from the left, the first box is labeled "WEB BASED COMPANIES." In this box there is text reading "Companies conducting business on the Internet seeking to offer web-based email to their online customers." Below this text are the names of five CommTouch business partners: EXCITE, TALK CITY, FORTUNE CITY, LOOKSMART, AND MEDSCAPE.

The middle box is labeled "SMALL SITE/AFFINITY GROUPS." In this box there is text reading "Personal home pages and small online communities seeking to offer web-based email to their end users." Below this text are the names of five ZapZone Network service users: OIL LINK, BABY.COM, DIABETES.COM, SOCCER.COM, and OXFORD ONLINE.

The box on the right is labeled "BUSINESSES." In this box there is text reading "Businesses seeking to outsource their internal email systems." Below this text are the names of three businesses with which CommTouch has an email agreement:
WEBFLIER, NIKU, and ESCHOOLHOUSE.

On page 42, there is a graphic labeled "Hardware Infrastructure." Starting from the top, there are cylinders labeled "Database" and "User's Mailboxes." Below these cylinders are pictures of computers labeled SQL Servers, Mail Servers, and Web Servers. The Database cylinder is connected with a line to the SQL Servers, and the User's Mailboxes cylinder is connected with a line to the Mail Servers.

Below the servers, there are lines connecting the servers to icons of computer hardware. Below the SQL Servers is text reading "ODBC Compliant Database," and a line connecting the SQL Servers to an icon labeled "Local Routers." Below the Mail Servers is text reading "IMAP4 Compliant," and a line connecting the Mail Servers to an icon labeled "Router." Below the Web Servers, there is text reading

"Microsoft - IIS," and a line connecting the Web Servers to an icon labeled "DNS." The DNS and Router icons are connected by a line to a cloud labeled "Internet."

On page 44, there is a graphic labeled "ADML Flow Chart." This is a flow chart with five levels. Starting from the left of the top row, there is a cylinder labeled "Languages Resource Database." In the middle of the top row is a rectangle labeled "ADML files." On the right of the top row is a cylinder labeled "Company-Dependent Database." The top row is connected, with lines and an arrow pointing downward, to an oval labeled "ADML CommTouch Compiler." This is connected, with an arrow pointing downward, to a rectangle labeled "ASP files." On the left of this rectangle is a cylinder labeled " User-Dependent Database." These two shapes are connected to each other, and to an arrow pointing down towards an oval labeled "ASP Interpreter." This oval is connected, with an arrow pointing downwards, to a rectangle labeled "HTML files."

                                        ORDINARY SHARES

                            COMMTOUCH SOFTWARE LTD.

                                     [LOGO]

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

Until             , 1999, all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. Bancorp Piper Jaffray

                             Prudential Securities

                            Warburg Dillon Read LLC

                                  MAY   , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Company (the "Registrant") in connection with the offering of the securities being registered, other than the underwriting discounts and commissions. All of the amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee........................................  $ 16,680
NASD filing fee.............................................     6,500
Nasdaq National Market filing fee...........................        --
Blue Sky fees and expenses..................................    10,000
Printing and engraving expenses.............................        --
Israeli Stamp Duty..........................................        --
Legal fees and expenses.....................................        --
Accounting fees and expenses................................        --
Transfer agent and registrar fees and expenses..............        --
Miscellaneous expenses......................................        --
                                                              --------
          Total.............................................  $     --
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Association provide that the Registrant will indemnify any Office Holder of the Registrant as defined in the Companies Ordinance out of the assets of the Registrant against all liabilities incurred bona fide by such Office Holder in the line of his duties for the Registrant or related thereto.

Reference is made to Section           of the Underwriting Agreement, a copy of
which is filed as Exhibit 1.1 hereto, which provides for indemnification of the directors and officers of the Registrant who sign the Registration Statement by the Underwriters against certain liabilities, including those arising under the Securities Act, in certain circumstances.

In addition, the Registrant intends to secure insurance for its directors and officers.

Certain members of our management team are officers of our subsidiary, CommTouch Software Inc., a California Corporation, or reside in California. The Articles of Incorporation of CommTouch Software Inc. provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

With respect to all proceedings other than shareholder derivative actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred by him in connection with the proceeding.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since April 1996, we have sold and issued the securities listed below without registering the securities under the Securities Act of 1933, as amended. None of these transactions involved any underwriters underwriting discounts or commissions, or any public offering.

(1) In May 1996, we issued and sold for cash 11,353 Series B Convertible Preferred Shares at a price of $44.04 per share to C.S.K. Venture Capital Co. Ltd. ("C.S.K."). In connection with this issuance, we also issued warrants to purchase 2,522 Series B Convertible Preferred Shares at an exercise price of NIS 1 per share to C.S.K.

(2) Between July 1997 and March 1999, we issued and sold for cash 153,093 Series C Convertible Preferred Shares at a price of $72.17 per share to 22 investors.

(3) In April 1999, we issued Convertible Promissory Notes that will convert into 42,081 Series D Convertible Preferred Shares upon the obtaining of certain Israeli governmental approvals. The effective price for each Series D Preferred Share was $314.56.

We believe that each transaction listed above was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Securities Act, Regulation D, promulgated under the Securities Act or Rule 701 with respect to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     *1.1     Form of Underwriting Agreement.
     *3.1     Memorandum of Association of the Registrant.
     *3.2     Articles of Association of the Registrant.
     *4.1     Specimen Certificate of Ordinary Shares.
     *4.2     Amended and Restated Registration Rights Agreement dated as of April 19, 1999
     *4.3     Tag-Along Rights (Right of First Refusal and Co-Sale)
              Agreement dated as of December 3, 1998
     *4.4     Drag-Along Letter dated as of April 15, 1999
     *5.1     Opinion of Naschitz, Brandes & Co., Israeli counsel to the
              Registrant, as to certain legal matters with respect to the legality of the shares.
    *10.1     Registrant's 1996 CSI Stock Option Plan.
    *10.2     Registrant's form of Stock Option Agreement for Israeli
              Employees.
    *10.3     Registrant's 1999 Stock Option Plan.
    *10.4     CommTouch Software Ltd. 1999 Nonemployee Directors Stock
              Option Plan.
    *10.5     CommTouch Software Ltd. 1999 Employee Stock Purchase Plan.
    *10.6     Sublease between ASCII of America, Inc. and CommTouch for
              CommTouch's offices in Santa Clara, California, dated
              December 16, 1998.
    *10.7     Lease between DeAnza Building and CommTouch for CommTouch's offices in Sunnyvale, California, dated February 5, 1996, as amended.
    *21.1     Subsidiaries of the Registrant.
     23.1     Consent of Kost, Forer & Gabbay, independent auditors.
    *23.2     Consent of Naschitz, Brandes & Co. (contained in Exhibit
              5.1.)
     24.1     Power of Attorney (see page II-6 of this Registration
              Statement).

* To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULES.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 297(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, state of California, on May 14, 1999.

                                          COMMTOUCH SOFTWARE LTD.

                                          By        /s/ GIDEON MANTEL
                                            ------------------------------------
                                                       Gideon Mantel
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James E. Collins his true and lawful attorney-in-fact and agent for him and on his behalf and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 (and any amendments thereto), and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorney full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                         TITLE                    DATE
                        ----                                         -----                    ----
                 /s/  GIDEON MANTEL                       Chief Executive Officer and     May 14, 1999
    ---------------------------------------------                  Director
                    Gideon Mantel                        (Principal Executive Officer)

                /s/  JAMES E. COLLINS                       Chief Financial Officer       May 14, 1999
    ---------------------------------------------        (Principal Financial Officer)
                  James E. Collins

                /s/  MISHAEL MATZRAFI                             Controller              May 14, 1999
    ---------------------------------------------
                  Mishael Matzrafi

                    /s/  AMIR LEV                                  Director               May 14, 1999
    ---------------------------------------------
                      Amir Lev

                  /s/  YIFTAH ATIR                                 Director               May 14, 1999
    ---------------------------------------------
                     Yiftah Atir

                /s/  ALLAN C. BARKAT                               Director               May 14, 1999
    ---------------------------------------------
                   Allan C. Barkat

                  /s/  YAIR SAFRAI                                 Director               May 14, 1999
    ---------------------------------------------
                     Yair Safrai

                  /s/  YOSEPH SELA                                 Director               May 14, 1999
    ---------------------------------------------
                     Yoseph Sela

                                 EXHIBIT INDEX

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
     *1.1      Form of Underwriting Agreement.
     *3.1      Memorandum of Association of the Registrant.
     *3.2      Articles of Association of the Registrant.
     *4.1      Specimen Certificate of Ordinary Shares.
     *4.2      Amended and Restated Registration Rights Agreement dated as of April 19, 1999.
     *4.3      Tag-Along Rights (Right of First Refusal and Co-Sale)
               Agreement dated as of December 3, 1998.
     *4.4      Drag-Along Letter dated as of April 15, 1999.
     *5.1      Opinion of Naschitz, Brandes & Co., Israeli counsel to the
               Registrant, as to certain legal matters with respect to the legality of the shares.
    *10.1      Registrant's 1996 CSI Stock Option Plan.
    *10.2      Registrant's form of Stock Option Agreement for Israeli
               Employees.
    *10.3      Registrant's 1999 Stock Option Plan.
    *10.4      CommTouch Software Ltd. 1999 Nonemployee Directors Stock
               Option Plan.
    *10.5      CommTouch Software Ltd. 1999 Employee Stock Purchase Plan.
    *10.6      Sublease between ASCII of America, Inc. and CommTouch for
               CommTouch's offices in Santa Clara, California, dated
               December 16, 1998.
    *10.7      Lease between DeAnza Building and CommTouch for CommTouch's offices in Sunnyvale, California, dated February 5, 1996, as amended.
    *21.1      Subsidiaries of the Registrant.
     23.1      Consent of Kost, Forer & Gabbay, independent auditors.
    *23.2      Consent of Naschitz, Brandes & Co. (contained in Exhibit
               5.1.)
     24.1      Power of Attorney (see page II-6 of this Registration
               Statement).

* To be filed by amendment.